Form 1 Page 1 Execution Page	U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY) **06/28/18**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

SEC Mail Processing Section
JUN 29 2018
Washington DC
406

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Cboe Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
400 South LaSalle Street
Chicago, Illinois 60605

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Anders Franzon (Name) SVP, Deputy General Counsel, Cboe Exchange, Inc. (Title) (913) 815-7154 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Pat Sexton
400 S. LaSalle Street
Chicago, IL 60605

18002775

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: X Corporation ____ Sole Partnership ____ Partnership ____ Limited Liability Company ____ Other (specify): ____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 06/28/18 (MM/DD/YY) Cboe Exchange, Inc. (Name of Applicant)

By: [signature] (Signature) Anders Franzon SVP, Deputy General Counsel (Printed Name and Title)

Subscribed and sworn before me this 28th day of June (Month), 2018 (Year) by [signature] (Notary Public)

My Commission expires 08/04/19 County of Johnson State of Kansas

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.

NOTARY PUBLIC - - State of Kansas
BIANCA STODDEN
My Appt. Exp. 08/04/19

Exhibit C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.
2. Form of organization (c.g., association, corporation, partnership, etc.).
3. Name of state and statute citation under which organized. Date of incorporation in present form.
4. Brief description of nature and extent of affiliation.
5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.
6. A copy of the constitution.
7. A copy of the articles of incorporation or association including all amendments.
8. A copy of existing by-laws or corresponding rules or instruments.
9. The name and title of the present officers, governors, members of all standing committees or persons performing similar functions.
10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Response: Please see below responses for the following entities:

Cboe

ORIGINAL

SEC
Mail Processing
Section
JUN 29 2018
Washington DC
406

2018 JUN 29 PM 2:43
SEC / TM
RECEIVED

June 28, 2018

Via Federal Express

Ms. Jeanette Marshall
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Cboe Exchange, Inc.***
Form 1 Amendment

Dear Jeanette:

On behalf of Cboe Exchange, Inc. (the "Exchange"), and in connection with the Cboe Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find one original and two copies of the Execution Page to Form 1 as well as the following exhibits:

- Exhibit C[1] (updated to reflect list of Directors and Committee Members);
- Exhibit D (updated to provide financial statements for the latest fiscal year for each subsidiary or affiliate of the Exchange);
- Exhibit I (updated to provide audited financial statements for the latest fiscal year for the Exchange);
- Exhibit K (included as part of annual submission but no changes as compared to Exhibit on file);
- Exhibit M (updated to provide a list of firms currently approved as members or other users of the Exchange);
- Exhibit N (updated to provide all securities listed on the exchange, securities admitted to unlisted privileges, exempt securities and all other securities traded on the Exchange)

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits C, D, I, K M, and N currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Anders Franzon
SVP, Deputy General Counsel

Enclosures

[1] See attached Exhibit A for a comprehensive list of updates.

Exhibit A

Summary of changes made to Exhibit C:

- Corrected the capitalization of IndexPubs S.A.
- Updated the "description of business" for Cboe Worldwide Holdings Limited
- Name changes were made to the following entities:
  - Cboe FX Asia Pte. Limited
  - Cboe Vest Group Inc.
  - Cboe III, LLC (Delaware does not recognize the changing of uppercase letters to lowercase letters, thus there is not supporting documentation to be provided regarding this change in name)
  - Cboe, LLC (Delaware does not recognize the changing of uppercase letters to lowercase letters, thus there is not supporting documentation to be provided regarding this change in name)
  - Cboe Livevol, LLC (Delaware does not recognize the changing of uppercase letters to lowercase letters, thus there is not supporting documentation to be provided regarding this change in name)
  - Cboe Vest, LLC (Delaware does not recognize the changing of uppercase letters to lowercase letters, thus there is not supporting documentation to be provided regarding this change in name)
- Updated address for the following entities: Cboe International Holdings Limited, Cboe FX Europe Limited, Cboe Europe Limited, Cboe Worldwide Holdings Limited, Cboe UK Limited, Cboe Hong Kong Limited
- Updated the Directors and Officers Lists for The Options Exchange, Incorporated
- Updated the Directors List and all Committee Lists for Cboe Global Markets
- Reflected dissolution of the following entity: Bats Hotspot IB LLC
- Added Information in connection with the formation of the following entities: Cboe Silexx, LLC and Digitial Asset Benchmark Administration, LLC

A. Bats Global Markets Holdings, Inc.

1. *Name*: Bats Global Markets Holdings, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 29, 2007.

4. *Brief description of nature and extent of affiliation*: Cboe Bats, LLC owns 100% of the membership interests of Bats Global Markets Holdings, Inc. Bats Global Markets Holdings, Inc. is the Exchange's 100% owner.

5. *Brief description of business or functions*: Bats Global Markets Holdings, Inc. is an intermediate holding company.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Chris Concannon

   Current Officers
   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President
   - Bryan Harkins (Vice President)
   - Chris Isaacson (Vice President)
   - David Reynolds (Vice President)
   - Derick Shupe (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

B. Direct Edge LLC

1. *Name*: Direct Edge LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on December 31, 2014. Was converted from Direct Edge, Inc., a Delaware corporation, on December 31, 2014.

4. *Brief description of nature and extent of affiliation*: Cboe Bats, LLC owns 100% of the membership interests of Direct Edge LLC.

5. *Brief description of business or functions:* Direct Edge LLC is an intermediate holding company. Direct Edge LLC is the sole shareholder of Cboe EDGA Exchange, Inc. and Cboe EDGX Exchange, Inc.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. Copy of existing by-laws or corresponding rules or instruments: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President)
   - Bryan Harkins (Vice President)
   - Chris Isaacson (Vice President)
   - David Reynolds (Vice President)
   - Derick Shupe (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

C. Cboe BZX Exchange, Inc.

1. *Name*: Cboe BZX Exchange, Inc.
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on November 1, 2007.

4. *Brief description of nature and extent of affiliation*: Cboe BZX Exchange, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Cboe BZX Exchange, Inc. operates as a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Bruce Andrews
   - Kevin Murphy
   - David Roscoe
   - Jill Sommers
   - Scott Wagner

   Current Officers
   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President and COO)
   - Alexandra Albright (Chief Compliance Officer)
   - Lawrence Bresnahan (VP, Market & Member Reg.)
   - Rodney Burt (VP, Infrastructure)
   - Kevin Carrai (VP, Connectivity)
   - Bryan Christian (SVP, Sales US Equities)
   - Paul Ciciora (VP, Systems Infrastructure)
   - Catherine Clay (VP, Business Development)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Eric Crampton (SVP, Software Engineer)

- John Deters (EVP, Chief Strategy Officer & Head Corp Initiative)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (VP, & Chief Audit Exec)
- Eric Frait (VP, Business Analysis)
- Anders Franzon (SVP & Deputy General Counsel)
- Todd Furney (VP, Chief Risk Officer)
- Alicia Goldberg (VP, Statistical Analysis)
- David Gray (SVP, Global Client Services)
- Bryan Harkins (EVP, Head of US Equities & Global FX)
- Mark Hemsley (EVP, President Europe)
- Gregory Hoogasian (SVP, CRO)
- Chris Isaacson (EVP, CIO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (EVP, Head of Global Derivatives)
- Marc Magrini (VP, Administration)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Mark Novak (VP, CTO Development)
- Arthur Reinstein (SVP & Deputy General Counsel)
- David Reynolds (VP, & Chief Accounting Officer)
- Bradley Samuels (VP, Systems Development)
- Brian Schell (VP, CFO, & Treasurer)
- Curt Schumacher (VP, CTO Operations)
- Derick Shupe (VP, Controller)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Systems Planning)
- William Speth (VP, Research & Product Development)
- Paul Stephens (VP, Global Client Services)
- Michael Todd (VP, OSC)
- Michael Todorofsky (VP, US Market Operations)
- Michael Trees (VP, Trading Sys Develop.)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, Product Strategy)
- Laura Zinanni (SVP, Deputy General Counsel)

Standing Committees

Executive Committee

- Ed Tilly
- Bruce Andrews

- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

<u>Regulatory Oversight Committee</u>

- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

D. Cboe BYX Exchange, Inc.

1. *Name*: Cboe BYX Exchange, Inc.
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on July 31, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe BYX Exchange, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Cboe BYX Exchange, Inc. operates as a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Bruce Andrews
   - Kevin Murphy
   - David Roscoe
   - Jill Sommers
   - Scott Wagner

   Current Officers
   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President and COO)
   - Alexandra Albright (Chief Compliance Officer)
   - Lawrence Bresnahan (VP, Market & Member Reg.)
   - Rodney Burt (VP, Infrastructure)
   - Kevin Carrai (VP, Connectivity)
   - Bryan Christian (SVP, Sales US Equities)
   - Paul Ciciora (VP, Systems Infrastructure)
   - Catherine Clay (VP, Business Development)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Eric Crampton (SVP, Software Engineer)

- John Deters (EVP, Chief Strategy Officer & Head Corp Initiative)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (VP, & Chief Audit Exec)
- Eric Frait (VP, Business Analysis)
- Anders Franzon (SVP & Deputy General Counsel)
- Todd Furney (VP, Chief Risk Officer)
- Alicia Goldberg (VP, Statistical Analysis)
- David Gray (SVP, Global Client Services)
- Bryan Harkins (EVP, Head of US Equities & Global FX)
- Mark Hemsley (EVP, President Europe)
- Gregory Hoogasian (SVP, CRO)
- Chris Isaacson (EVP, CIO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (EVP, Head of Global Derivatives)
- Marc Magrini (VP, Administration)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Mark Novak (VP, CTO Development)
- Arthur Reinstein (SVP & Deputy General Counsel)
- David Reynolds (VP, & Chief Accounting Officer)
- Bradley Samuels (VP, Systems Development)
- Brian Schell (VP, CFO, & Treasurer)
- Curt Schumacher (VP, CTO Operations)
- Derick Shupe (VP, Controller)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Systems Planning)
- William Speth (VP, Research & Product Development)
- Paul Stephens (VP, Global Client Services)
- Michael Todd (VP, OSC)
- Michael Todorofsky (VP, US Market Operations)
- Michael Trees (VP, Trading Sys Develop.)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, Product Strategy)
- Laura Zinanni (SVP, Deputy General Counsel)

<u>Standing Committees</u>

<u>Executive Committee</u>

- Ed Tilly
- Bruce Andrews

- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee

- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

E. Cboe EDGA Exchange, Inc.

1. *Name*: Cboe EDGA Exchange, Inc.
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe EDGA Exchange, Inc. is an indirect wholly-owned subsidiary of Cboe Global Markets, Inc., the Exchange's ultimate parent.

5. *Brief description of business or functions:* Cboe EDGA Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Bruce Andrews
   - Kevin Murphy
   - David Roscoe
   - Jill Sommers
   - Scott Wagner

   Current Officers
   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President and COO)
   - Alexandra Albright (Chief Compliance Officer)
   - Lawrence Bresnahan (VP, Market & Member Reg.)
   - Rodney Burt (VP, Infrastructure)
   - Kevin Carrai (VP, Connectivity)
   - Bryan Christian (SVP, Sales US Equities)
   - Paul Ciciora (VP, Systems Infrastructure)
   - Catherine Clay (VP, Business Development)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Eric Crampton (SVP, Software Engineer)

- John Deters (EVP, Chief Strategy Officer & Head Corp Initiative)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (VP, & Chief Audit Exec)
- Eric Frait (VP, Business Analysis)
- Anders Franzon (SVP & Deputy General Counsel)
- Todd Furney (VP, Chief Risk Officer)
- Alicia Goldberg (VP, Statistical Analysis)
- David Gray (SVP, Global Client Services)
- Bryan Harkins (EVP, Head of US Equities & Global FX)
- Mark Hemsley (EVP, President Europe)
- Gregory Hoogasian (SVP, CRO)
- Chris Isaacson (EVP, CIO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (EVP, Head of Global Derivatives)
- Marc Magrini (VP, Administration)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Mark Novak (VP, CTO Development)
- Arthur Reinstein (SVP & Deputy General Counsel)
- David Reynolds (VP, & Chief Accounting Officer)
- Bradley Samuels (VP, Systems Development)
- Brian Schell (VP, CFO, & Treasurer)
- Curt Schumacher (VP, CTO Operations)
- Derick Shupe (VP, Controller)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Systems Planning)
- William Speth (VP, Research & Product Development)
- Paul Stephens (VP, Global Client Services)
- Michael Todd (VP, OSC)
- Michael Todorofsky (VP, US Market Operations)
- Michael Trees (VP, Trading Sys Develop.)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, Product Strategy)
- Laura Zinanni (SVP, Deputy General Counsel)

<u>Standing Committees</u>

<u>Executive Committee</u>

- Ed Tilly
- Bruce Andrews

- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee

- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

F. Cboe EDGX Exchange, Inc.

1. *Name*: Cboe EDGX Exchange, Inc.
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe EDGX Exchange, Inc. is an indirect wholly-owned subsidiary of Cboe Global Markets, Inc., the Exchange's ultimate parent.

5. *Brief description of business or functions:* Cboe EDGX Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Bruce Andrews
   - Kevin Murphy
   - David Roscoe
   - Jill Sommers
   - Scott Wagner

   Current Officers
   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President and COO)
   - Alexandra Albright (Chief Compliance Officer)
   - Lawrence Bresnahan (VP, Market & Member Reg.)
   - Rodney Burt (VP, Infrastructure)
   - Kevin Carrai (VP, Connectivity)
   - Bryan Christian (SVP, Sales US Equities)
   - Paul Ciciora (VP, Systems Infrastructure)
   - Catherine Clay (VP, Business Development)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Eric Crampton (SVP, Software Engineer)

- John Deters (EVP, Chief Strategy Officer & Head Corp Initiative)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (VP, & Chief Audit Exec)
- Eric Frait (VP, Business Analysis)
- Anders Franzon (SVP & Deputy General Counsel)
- Todd Furney (VP, Chief Risk Officer)
- Alicia Goldberg (VP, Statistical Analysis)
- David Gray (SVP, Global Client Services)
- Bryan Harkins (EVP, Head of US Equities & Global FX)
- Mark Hemsley (EVP, President Europe)
- Gregory Hoogasian (SVP, CRO)
- Chris Isaacson (EVP, CIO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (EVP, Head of Global Derivatives)
- Marc Magrini (VP, Administration)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Mark Novak (VP, CTO Development)
- Arthur Reinstein (SVP & Deputy General Counsel)
- David Reynolds (VP, & Chief Accounting Officer)
- Bradley Samuels (VP, Systems Development)
- Brian Schell (VP, CFO, & Treasurer)
- Curt Schumacher (VP, CTO Operations)
- Derick Shupe (VP, Controller)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Systems Planning)
- William Speth (VP, Research & Product Development)
- Paul Stephens (VP, Global Client Services)
- Michael Todd (VP, OSC)
- Michael Todorofsky (VP, US Market Operations)
- Michael Trees (VP, Trading Sys Develop.)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, Product Strategy)
- Laura Zinanni (SVP, Deputy General Counsel)

<u>Standing Committees</u>

<u>Executive Committee</u>

- Ed Tilly
- Bruce Andrews

- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee

- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

G. Cboe C2 Exchange, Inc.

1. *Name*: Cboe C2 Exchange, Inc.
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), July 21, 2009.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe C2 Exchange, Inc. is a registered national securities exchange.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Bruce Andrews
   - Kevin Murphy
   - David Roscoe
   - Jill Sommers
   - Scott Wagner

   Current Officers
   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President and COO)
   - Alexandra Albright (Chief Compliance Officer)
   - Lawrence Bresnahan (VP, Market & Member Reg.)
   - Rodney Burt (VP, Infrastructure)
   - Kevin Carrai (VP, Connectivity)
   - Bryan Christian (SVP, Sales US Equities)
   - Paul Ciciora (VP, Systems Infrastructure)
   - Catherine Clay (VP, Business Development)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Eric Crampton (SVP, Software Engineer)

Exhibit C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.
2. Form of organization (e.g., association, corporation, partnership, etc.).
3. Name of state and statute citation under which organized. Date of incorporation in present form.
4. Brief description of nature and extent of affiliation.
5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.
6. A copy of the constitution.
7. A copy of the articles of incorporation or association including all amendments.
8. A copy of existing by-laws or corresponding rules or instruments.
9. The name and title of the present officers, governors, members of all standing committees or persons performing similar functions.
10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Response: Please see below responses for the following entities:

A. Bats Global Markets Holdings, Inc.

1. *Name*: Bats Global Markets Holdings, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 29, 2007.

4. *Brief description of nature and extent of affiliation*: Cboe Bats, LLC owns 100% of the membership interests of Bats Global Markets Holdings, Inc. Bats Global Markets Holdings, Inc. is the Exchange's 100% owner.

5. *Brief description of business or functions*: Bats Global Markets Holdings, Inc. is an intermediate holding company.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Chris Concannon

   Current Officers
   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President
   - Bryan Harkins (Vice President)
   - Chris Isaacson (Vice President)
   - David Reynolds (Vice President)
   - Derick Shupe (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Exhibit C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. **Name and address of organization.**
2. **Form of organization (e.g., association, corporation, partnership, etc.).**
3. **Name of state and statute citation under which organized. Date of incorporation in present form.**
4. **Brief description of nature and extent of affiliation.**
5. **Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.**
6. **A copy of the constitution.**
7. **A copy of the articles of incorporation or association including all amendments.**
8. **A copy of existing by-laws or corresponding rules or instruments.**
9. **The name and title of the present officers, governors, members of all standing committees or persons performing similar functions.**
10. **An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.**

Response: Please see below responses for the following entities:

A. Bats Global Markets Holdings, Inc.

1. *Name*: Bats Global Markets Holdings, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 29, 2007.

4. *Brief description of nature and extent of affiliation*: Cboe Bats, LLC owns 100% of the membership interests of Bats Global Markets Holdings, Inc. Bats Global Markets Holdings, Inc. is the Exchange's 100% owner.

5. *Brief description of business or functions*: Bats Global Markets Holdings, Inc. is an intermediate holding company.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Chris Concannon

   Current Officers
   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President
   - Bryan Harkins (Vice President)
   - Chris Isaacson (Vice President)
   - David Reynolds (Vice President)
   - Derick Shupe (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

B. Direct Edge LLC

1. *Name*: Direct Edge LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on December 31, 2014. Was converted from Direct Edge, Inc., a Delaware corporation, on December 31, 2014.

4. *Brief description of nature and extent of affiliation*: Cboe Bats, LLC owns 100% of the membership interests of Direct Edge LLC.

5. *Brief description of business or functions:* Direct Edge LLC is an intermediate holding company. Direct Edge LLC is the sole shareholder of Cboe EDGA Exchange, Inc. and Cboe EDGX Exchange, Inc.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. Copy of existing by-laws or corresponding rules or instruments: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President)
   - Bryan Harkins (Vice President)
   - Chris Isaacson (Vice President)
   - David Reynolds (Vice President)
   - Derick Shupe (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

C. Cboe BZX Exchange, Inc.

1. *Name*: Cboe BZX Exchange, Inc.
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on November 1, 2007.

4. *Brief description of nature and extent of affiliation*: Cboe BZX Exchange, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Cboe BZX Exchange, Inc. operates as a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Bruce Andrews
   - Kevin Murphy
   - David Roscoe
   - Jill Sommers
   - Scott Wagner

   Current Officers
   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President and COO)
   - Alexandra Albright (Chief Compliance Officer)
   - Lawrence Bresnahan (VP, Market & Member Reg.)
   - Rodney Burt (VP, Infrastructure)
   - Kevin Carrai (VP, Connectivity)
   - Bryan Christian (SVP, Sales US Equities)
   - Paul Ciciora (VP, Systems Infrastructure)
   - Catherine Clay (VP, Business Development)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Eric Crampton (SVP, Software Engineer)

- John Deters (EVP, Chief Strategy Officer & Head Corp Initiative)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (VP, & Chief Audit Exec)
- Eric Frait (VP, Business Analysis)
- Anders Franzon (SVP & Deputy General Counsel)
- Todd Furney (VP, Chief Risk Officer)
- Alicia Goldberg (VP, Statistical Analysis)
- David Gray (SVP, Global Client Services)
- Bryan Harkins (EVP, Head of US Equities & Global FX)
- Mark Hemsley (EVP, President Europe)
- Gregory Hoogasian (SVP, CRO)
- Chris Isaacson (EVP, CIO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (EVP, Head of Global Derivatives)
- Marc Magrini (VP, Administration)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Mark Novak (VP, CTO Development)
- Arthur Reinstein (SVP & Deputy General Counsel)
- David Reynolds (VP, & Chief Accounting Officer)
- Bradley Samuels (VP, Systems Development)
- Brian Schell (VP, CFO, & Treasurer)
- Curt Schumacher (VP, CTO Operations)
- Derick Shupe (VP, Controller)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Systems Planning)
- William Speth (VP, Research & Product Development)
- Paul Stephens (VP, Global Client Services)
- Michael Todd (VP, OSC)
- Michael Todorofsky (VP, US Market Operations)
- Michael Trees (VP, Trading Sys Develop.)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, Product Strategy)
- Laura Zinanni (SVP, Deputy General Counsel)

Standing Committees

Executive Committee

- Ed Tilly
- Bruce Andrews

- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

<u>Regulatory Oversight Committee</u>

- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

D. <u>Cboe BYX Exchange, Inc.</u>

1. *Name*: Cboe BYX Exchange, Inc.
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on July 31, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe BYX Exchange, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Cboe BYX Exchange, Inc. operates as a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Ed Tilly
   - Bruce Andrews
   - Kevin Murphy
   - David Roscoe
   - Jill Sommers
   - Scott Wagner

   <u>Current Officers</u>
   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President and COO)
   - Alexandra Albright (Chief Compliance Officer)
   - Lawrence Bresnahan (VP, Market & Member Reg.)
   - Rodney Burt (VP, Infrastructure)
   - Kevin Carrai (VP, Connectivity)
   - Bryan Christian (SVP, Sales US Equities)
   - Paul Ciciora (VP, Systems Infrastructure)
   - Catherine Clay (VP, Business Development)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Eric Crampton (SVP, Software Engineer)

- John Deters (EVP, Chief Strategy Officer & Head Corp Initiative)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (VP, & Chief Audit Exec)
- Eric Frait (VP, Business Analysis)
- Anders Franzon (SVP & Deputy General Counsel)
- Todd Furney (VP, Chief Risk Officer)
- Alicia Goldberg (VP, Statistical Analysis)
- David Gray (SVP, Global Client Services)
- Bryan Harkins (EVP, Head of US Equities & Global FX)
- Mark Hemsley (EVP, President Europe)
- Gregory Hoogasian (SVP, CRO)
- Chris Isaacson (EVP, CIO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (EVP, Head of Global Derivatives)
- Marc Magrini (VP, Administration)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Mark Novak (VP, CTO Development)
- Arthur Reinstein (SVP & Deputy General Counsel)
- David Reynolds (VP, & Chief Accounting Officer)
- Bradley Samuels (VP, Systems Development)
- Brian Schell (VP, CFO, & Treasurer)
- Curt Schumacher (VP, CTO Operations)
- Derick Shupe (VP, Controller)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Systems Planning)
- William Speth (VP, Research & Product Development)
- Paul Stephens (VP, Global Client Services)
- Michael Todd (VP, OSC)
- Michael Todorofsky (VP, US Market Operations)
- Michael Trees (VP, Trading Sys Develop.)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, Product Strategy)
- Laura Zinanni (SVP, Deputy General Counsel)

Standing Committees

Executive Committee

- Ed Tilly
- Bruce Andrews

- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee

- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

E. Cboe EDGA Exchange, Inc.

1. *Name*: Cboe EDGA Exchange, Inc.
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe EDGA Exchange, Inc. is an indirect wholly-owned subsidiary of Cboe Global Markets, Inc., the Exchange's ultimate parent.

5. *Brief description of business or functions:* Cboe EDGA Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Bruce Andrews
   - Kevin Murphy
   - David Roscoe
   - Jill Sommers
   - Scott Wagner

   Current Officers
   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President and COO)
   - Alexandra Albright (Chief Compliance Officer)
   - Lawrence Bresnahan (VP, Market & Member Reg.)
   - Rodney Burt (VP, Infrastructure)
   - Kevin Carrai (VP, Connectivity)
   - Bryan Christian (SVP, Sales US Equities)
   - Paul Ciciora (VP, Systems Infrastructure)
   - Catherine Clay (VP, Business Development)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Eric Crampton (SVP, Software Engineer)

- John Deters (EVP, Chief Strategy Officer & Head Corp Initiative)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (VP, & Chief Audit Exec)
- Eric Frait (VP, Business Analysis)
- Anders Franzon (SVP & Deputy General Counsel)
- Todd Furney (VP, Chief Risk Officer)
- Alicia Goldberg (VP, Statistical Analysis)
- David Gray (SVP, Global Client Services)
- Bryan Harkins (EVP, Head of US Equities & Global FX)
- Mark Hemsley (EVP, President Europe)
- Gregory Hoogasian (SVP, CRO)
- Chris Isaacson (EVP, CIO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (EVP, Head of Global Derivatives)
- Marc Magrini (VP, Administration)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Mark Novak (VP, CTO Development)
- Arthur Reinstein (SVP & Deputy General Counsel)
- David Reynolds (VP, & Chief Accounting Officer)
- Bradley Samuels (VP, Systems Development)
- Brian Schell (VP, CFO, & Treasurer)
- Curt Schumacher (VP, CTO Operations)
- Derick Shupe (VP, Controller)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Systems Planning)
- William Speth (VP, Research & Product Development)
- Paul Stephens (VP, Global Client Services)
- Michael Todd (VP, OSC)
- Michael Todorofsky (VP, US Market Operations)
- Michael Trees (VP, Trading Sys Develop.)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, Product Strategy)
- Laura Zinanni (SVP, Deputy General Counsel)

<u>Standing Committees</u>

<u>Executive Committee</u>

- Ed Tilly
- Bruce Andrews

- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee

- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

F. Cboe EDGX Exchange, Inc.

1. *Name*: Cboe EDGX Exchange, Inc.
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe EDGX Exchange, Inc. is an indirect wholly-owned subsidiary of Cboe Global Markets, Inc., the Exchange's ultimate parent.

5. *Brief description of business or functions:* Cboe EDGX Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Bruce Andrews
   - Kevin Murphy
   - David Roscoe
   - Jill Sommers
   - Scott Wagner

   Current Officers
   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President and COO)
   - Alexandra Albright (Chief Compliance Officer)
   - Lawrence Bresnahan (VP, Market & Member Reg.)
   - Rodney Burt (VP, Infrastructure)
   - Kevin Carrai (VP, Connectivity)
   - Bryan Christian (SVP, Sales US Equities)
   - Paul Ciciora (VP, Systems Infrastructure)
   - Catherine Clay (VP, Business Development)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Eric Crampton (SVP, Software Engineer)

- John Deters (EVP, Chief Strategy Officer & Head Corp Initiative)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (VP, & Chief Audit Exec)
- Eric Frait (VP, Business Analysis)
- Anders Franzon (SVP & Deputy General Counsel)
- Todd Furney (VP, Chief Risk Officer)
- Alicia Goldberg (VP, Statistical Analysis)
- David Gray (SVP, Global Client Services)
- Bryan Harkins (EVP, Head of US Equities & Global FX)
- Mark Hemsley (EVP, President Europe)
- Gregory Hoogasian (SVP, CRO)
- Chris Isaacson (EVP, CIO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (EVP, Head of Global Derivatives)
- Marc Magrini (VP, Administration)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Mark Novak (VP, CTO Development)
- Arthur Reinstein (SVP & Deputy General Counsel)
- David Reynolds (VP, & Chief Accounting Officer)
- Bradley Samuels (VP, Systems Development)
- Brian Schell (VP, CFO, & Treasurer)
- Curt Schumacher (VP, CTO Operations)
- Derick Shupe (VP, Controller)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Systems Planning)
- William Speth (VP, Research & Product Development)
- Paul Stephens (VP, Global Client Services)
- Michael Todd (VP, OSC)
- Michael Todorofsky (VP, US Market Operations)
- Michael Trees (VP, Trading Sys Develop.)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, Product Strategy)
- Laura Zinanni (SVP, Deputy General Counsel)

<u>Standing Committees</u>

<u>Executive Committee</u>

- Ed Tilly
- Bruce Andrews

- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

<u>Regulatory Oversight Committee</u>

- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

G. Cboe C2 Exchange, Inc.

1. *Name*: Cboe C2 Exchange, Inc.
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), July 21, 2009.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe C2 Exchange, Inc. is a registered national securities exchange.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Bruce Andrews
   - Kevin Murphy
   - David Roscoe
   - Jill Sommers
   - Scott Wagner

   Current Officers
   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President and COO)
   - Alexandra Albright (Chief Compliance Officer)
   - Lawrence Bresnahan (VP, Market & Member Reg.)
   - Rodney Burt (VP, Infrastructure)
   - Kevin Carrai (VP, Connectivity)
   - Bryan Christian (SVP, Sales US Equities)
   - Paul Ciciora (VP, Systems Infrastructure)
   - Catherine Clay (VP, Business Development)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Eric Crampton (SVP, Software Engineer)

- John Deters (EVP, Chief Strategy Officer & Head Corp Initiative)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (VP, & Chief Audit Exec)
- Eric Frait (VP, Business Analysis)
- Anders Franzon (SVP & Deputy General Counsel)
- Todd Furney (VP, Chief Risk Officer)
- Alicia Goldberg (VP, Statistical Analysis)
- David Gray (SVP, Global Client Services)
- Bryan Harkins (EVP, Head of US Equities & Global FX)
- Mark Hemsley (EVP, President Europe)
- Gregory Hoogasian (SVP, CRO)
- Chris Isaacson (EVP, CIO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (EVP, Head of Global Derivatives)
- Marc Magrini (VP, Administration)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Mark Novak (VP, CTO Development)
- Arthur Reinstein (SVP & Deputy General Counsel)
- David Reynolds (VP, & Chief Accounting Officer)
- Bradley Samuels (VP, Systems Development)
- Brian Schell (VP, CFO, & Treasurer)
- Curt Schumacher (VP, CTO Operations)
- Derick Shupe (VP, Controller)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Systems Planning)
- William Speth (VP, Research & Product Development)
- Paul Stephens (VP, Global Client Services)
- Michael Todd (VP, OSC)
- Michael Todorofsky (VP, US Market Operations)
- Michael Trees (VP, Trading Sys Develop.)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, Product Strategy)
- Laura Zinanni (SVP, Deputy General Counsel)

Standing Committees

Executive Committee

- Ed Tilly
- Bruce Andrews

- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee

- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

H. Cboe Trading, Inc.

1. *Name*: Cboe Trading, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 16, 2005.

4. *Brief description of nature and extent of affiliation*: Cboe Trading, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Cboe Trading, Inc. is a broker-dealer registered as such with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority and other self-regulatory organizations. Cboe Trading, Inc. provides routing of orders from the Exchange Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc. and Cboe EDGX Exchange, Inc. to other securities exchanges, facilities of securities exchanges, automated trading systems, electronic communication networks or other broker-dealers.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Concannon
   - Chris Isaacson
   - Brian Schell

   Current Officers
   - Troy Yeazel (President)
   - Anders Franzon (Secretary)
   - Bryan Upp (Chief Compliance Officer)
   - Derick Shupe (FINOP, Treasurer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

I. Omicron Acquisition Corp.

1. *Name*: Omicron Acquisition Corp.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on February 7, 2011.

4. *Brief description of nature and extent of affiliation*: Omicron Acquisition Corp. is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Omicron Acquisition Corp. is an intermediate holding company of Cboe Worldwide Holdings Limited.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Chris Concannon
   - Mark Hemsley

   Current Officers
   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President)
   - Mark Hemsley (Vice President)
   - David Reynolds (Vice President)
   - Derick Shupe (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

J. Cboe FX Holdings, LLC

1. *Name*: Cboe FX Holdings, LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on May 15, 2000.

4. *Brief description of nature and extent of affiliation*: Cboe FX Holdings, LLC is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Holdings, LLC is an intermediate holding company of Cboe FX Markets, LLC, Cboe FX Services, LLC, Cboe SEF, LLC, and Bats Hotspot IB LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President)
   - Bryan Harkins (Vice President)
   - David Reynolds (Vice President)
   - Derick Shupe (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

K. Cboe FX Markets, LLC

1. *Name*: Cboe FX Markets, LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on August 7, 2001.

4. *Brief description of nature and extent of affiliation*: Cboe FX Markets, LLC is wholly-owned by Cboe FX Holdings, LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Markets, LLC operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President)
   - John Deters (EVP, Chief Strategy Officer and Head of Corporate Initiatives)
   - Bryan Harkins (EVP, Head of U.S. Equities and Global FX)
   - Mark Hemsley (EVP, President Europe)
   - Chris Isaacson (EVP, CIO)
   - Andrew Lowenthal (EVP, Head of Global Derivatives)
   - Alexandra Albright (Chief Compliance Officer)
   - Barry Calder (Head of Liquidity)
   - Sean Cleary (VP, Sales FX)
   - James Enstrom (VP, Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Greg Hoogasian (SVP, Chief Regulatory Officer)
   - Stephanie Marrin Lara (Deputy Chief Regulatory Officer)
   - Paul Reidy (VP, Cboe FX COO)
   - David Reynolds (VP, Chief Accounting Officer)

- Lisa Shemie (VP, Associate General Counsel and Chief Legal Officer)
- Derick Shupe (VP, Controller)
- Aaron Weissenfluh (VP, CISO)
- Brian Schell (EVP, CFO and Treasurer)
- J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

L. Cboe FX Services, LLC

1. *Name*: Cboe FX Services, LLC
Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on November 22, 2004.

4. *Brief description of nature and extent of affiliation*: Cboe FX Services, LLC is wholly-owned by Cboe FX Holdings, LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Services, LLC operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors
- None

Current Officers
- Ed Tilly (Chief Executive Officer)
- Chris Concannon (President)
- Bryan Harkins (Vice President)
- David Reynolds (Vice President)
- Derick Shupe (Vice President)
- Brian Schell (Treasurer)
- J. Patrick Sexton (Secretary)

10. Indication of whether such business or organization ceased to be associated with the applicant during previous year: Not applicable.

M. Cboe International Holdings Limited

1. *Name*: Cboe International Holdings Limited
   Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on February 5, 2015.

4. *Brief description of nature and extent of affiliation*: Cboe International Holdings Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe International Holdings Limited is a holding company of Cboe FX Europe Limited, Cboe FX Asia PTE. Limited, and IndexPubs S.A.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Chris Concannon
   - Mark Hemsley

   Current Officers
   - Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

N. Cboe FX Europe Limited

1. *Name*: Cboe FX Europe Limited
   Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on February 5, 2015.

4. *Brief description of nature and extent of affiliation*: Cboe FX Europe Limited is wholly-owned by Cboe International Holdings Limited which is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Europe Limited operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Chris Concannon
   - Mark Hemsley

   Current Officers
   - Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

O. Cboe FX Asia Pte. Limited

1. *Name*: Cboe FX Asia Pte. Limited
   Address: 16 Collyer Quay, #2104, Sixteen Collyer Quay, Singapore (049318)

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Singapore under the Companies Act (Cap. 50) on February 23, 2015.

4. *Brief description of nature and extent of affiliation*: Cboe FX Asia Pte. Limited is wholly-owned by Cboe International Holdings Limited which is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Asia Pte. Limited operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached for proof of name change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Concannon
   - Ng Lip Chih

   Current Officers
   - Chris Concannon (President)
   - Pek Lay Pheng (Secretary)
   - Lai Jek Ping (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

P. Cboe Europe Limited

1. *Name*: Cboe Europe Limited
   Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on March 28, 2008.

4. *Brief description of nature and extent of affiliation*: Cboe Europe Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe Europe Limited is recognized as a Recognized Investment Exchange in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"). It operates a platform for trading of European equity securities.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - John Woodman
   - Mark Hemsley
   - Adam Eades
   - Richard Balarkas
   - Rebecca Fuller
   - Julian Corner
   - Kristian West
   - Ted Hood

   Current Officers
   - Mark Hemsley (Chief Executive Officer)
   - Antonio Amelia (Secretary)
   - Jill Griebenow (CFO)
   - Adam Eades (Chief Legal and Regulatory Officer)
   - Jerry Avenell (Co-Head Sales)
   - Alex Dalley (Co-Head Sales)
   - Guy Simpkin (Head of Business Development)
   - David Howson (COO)

Standing Committees

Audit, Risk and Compliance Committee

- Ted Hood
- Rebecca Fuller
- Richard Balarkas

Remuneration Committee

- John Woodman
- Rebecca Fuller
- Kristian West

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Q. Cboe Chi-X Europe Limited

1. *Name*: Cboe Chi-X Europe Limited
   Address: 10 Lower Thames Street, 6th Floor, London, UK EC3R 6AF

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales.

4. *Brief description of nature and extent of affiliation*: Cboe Chi-X Europe Limited is wholly-owned by Cboe Europe Limited which, in turn, is indirectly wholly owned by Bats Global Markets, Inc.

5. *Brief description of business or functions*: Cboe Chi-X Europe Limited is authorized in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"), as an investment firm. Between April 30, 2012 and May 20, 2013 it was a dormant company. Since May 20, 2013, Cboe Chi-X Europe Limited operates the smart order router that is needed for the routing strategies deployed by Cboe Europe Limited.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Mark Hemsley
   - Adam Eades
   - John Woodman

   Current Officers
   - John Woodman (Chairman)
   - Mark Hemsley (Chief Executive Officer)
   - Antonio Amelia (Secretary)
   - Jill Griebenow (CFO)
   - Adam Eades (Chief Legal and Regulatory Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

R. Cboe ETF.com, Inc.

1. *Name*: Cboe ETF.com, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on March 28, 2016.

4. *Brief description of nature and extent of affiliation*: Cboe ETF.com, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Cboe ETF.com, Inc. is a media company providing ETF data, news and analysis.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Chris Concannon

   Current Officers
   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President)
   - Dave Nadig (Senior Director)
   - Bryan Harkins (Vice President)
   - Chris Isaacson (Vice President)
   - Stephanie Klein (Vice President)
   - Laura Morrison (Vice President)
   - David Reynolds (Vice President)
   - Derick Shupe (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

S. <u>IndexPubs S.A.</u>

1. *Name*: IndexPubs S.A.
   Address: Almagro Plaza, Ste. 508, Pedro Ponce Carrasco, E8-06 y Diego de Almagro, 170516 – Quito, Ecuador

2. *Form of organization*: Corporation (Soceidad Anonima or S.A.).

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Ecuador on January 15, 2008.

4. *Brief description of nature and extent of affiliation*: IndexPubs S.A. is owned 0.1% by Fernando Rivera and 99.9% by Cboe International Holdings Limited which is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: IndexPubs S.A. is a media company providing ETF data, news and analysis.

6. *Copy of constitution*: No changes.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>

   <u>Current Officers</u>
   - Dave Nadig (President)
   - Verónica Rocío Bravo (General Manager)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

T. <u>Cboe SEF, LLC</u>

1. *Name*: Cboe SEF, LLC
   Address: 17 State Street, 31st Floor, New York, NY 10004

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on April 19, 2012.

4. *Brief description of nature and extent of affiliation*: Cboe SEF, LLC is wholly-owned by Cboe FX Holdings LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe SEF, LLC is a swap execution facility registered with the Commodity Futures Trading Association, which will soon list non-deliverable foreign exchange forwards for trading.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Officers</u>
   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President and Chief Operating Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Sean Cleary (Vice President)
   - John Deters (EVP, Chief Strategy Officer & Head of Corporate Initiatives)
   - James Enstrom (Vice President & Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Bryan Harkins (Executive Vice President, Head of U.S. Equities and Global FX)
   - Mark Hemsley (Executive Vice President, President Europe)
   - Gregory Hoogasian (Senior Vice President & Chief Regulatory Officer)
   - Chris Isaacson (Executive Vice President & Chief Information Officer)
   - Andrew Lowenthal (Executive Vice President, Head of Global Derivatives & CFE Senior Managing Director)
   - Stephanie Marrin (Deputy Chief Regulatory Officer)
   - Paul Reidy (Vice President)
   - David Reynolds (Vice President & Chief Accounting Officer)
   - J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)

- Brian Schell (Executive Vice President, Chief Financial Officer & Treasurer)
- Lisa Shemie (Vice President, Associate General Counsel & Cboe SEF Chief Legal Officer)
- Derick Shupe (Vice President and Controller)
- Aaron Weissenfluh (Vice President & Chief Information Security Officer)

Managers

- Chris Concannon
- Gilbert Bassett
- Michael Gorham
- James Parisi
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

U. Cboe Worldwide Holdings Limited

1. *Name*: Cboe Worldwide Holdings Limited
   Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 2006 on November 9, 2016.

4. *Brief description of nature and extent of affiliation*: Cboe Worldwide Holdings Limited is wholly-owned by Omicron Acquisition Corp., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe Worldwide Holdings Limited is an intermediate holding company of Cboe Europe Limited, Cboe International Holdings Limited, Cboe Hong Kong Limited, and Cboe UK Limited.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Chris Concannon
   - Mark Hemsley

   Current Officers
   - Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

V. Cboe Global Markets, Inc.

1. *Name*: Cboe Global Markets, Inc.
Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), August 15, 2006.

4. *Brief description of nature and extent of affiliation*: Cboe Bats, LLC is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments:* No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors
- Ed Tilly
- Frank English
- William Farrow
- Edward Fitzpatrick
- Janet Froetscher
- Jill Goodman
- Roderick Palmore
- Joe Ratterman
- Michael Richter
- Carole Stone
- Eugene Sunshine
- Jill Sommers
- James Parisi

Current Officers
- Ed Tilly (Chairman and Chief Executive Officer)
- Chris Concannon (President and COO)
- Brian Schell (EVP, CFO and Treasurer)
- Chris Isaacson (EVP and CIO)
- Mark Hemsley (EVP, President Europe)
- J. Patrick Sexton (EVP, General Counsel and Corporate Secretary)

- Bryan Harkins (EVP, Equities and FX)
- Andrew Lowenthal (EVP, Global Derivatives)
- John Deters (EVP, Corporate Strategy and Multi-Asset Solutions)
- David Reynolds (VP and Chief Accounting Officer)

<u>Compensation Committee</u>
- Frank English
- Janet Froetscher
- Edward Fitzpatrick
- James Parisi

<u>Audit Committee</u>
- William Farrow
- Carole Stone
- Michael Richter
- James Parisi

<u>Nominating and Governance Committee</u>
- Frank English
- Jill Goodman
- Roderick Palmore
- Carole Stone
- Janet Froetscher

<u>Finance and Strategy Committee</u>
- Frank English
- Jill Goodman
- Joe Ratterman
- Roderick Palmore
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

W. Cboe Futures Exchange, LLC

1. *Name*: Cboe Futures Exchange, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), July 16, 2002.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Futures Exchanges, LLC is a designated contract market (DCM) approved by the Commodity Futures Trading Commission in August 2003. Cboe Futures Exchange, LLC is a fully electronic futures exchange.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Concannon
   - Gilbert Bassett, Jr.
   - Michael Gorham
   - James Parisi
   - Jill Sommers

   Current Officers
   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President)
   - Alexandra Albright (Chief Compliance Officer)
   - Lawrence Bresnahan (VP, Market & Member Reg.)
   - Joseph Caauwe (Managing Director - CFE)
   - Kevin Carrai (Vice President, Connectivity, Data & Member Services)
   - John Deters (Executive Vice President, Chief Strategy Officer & Head of Corporate Initiatives)
   - James Enstrom (Vice President & Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)

- David Gray (Senior Vice President, Global Client Services & CFE Managing Director)
- Bryan Harkins (Executive Vice President, Head of U.S. Equities and Global FX)
- Mark Hemsley (Executive Vice President, President Europe)
- Gregory Hoogasian (Senior Vice President & Chief Regulatory Officer)
- Chris Isaacson (Executive Vice President, Chief Information Officer & CFE Senior Managing Director)
- Jennifer Lamie (Chief Regulatory Advisor)
- Stephanie Marrin Lara (Deputy Chief Reg Officer)
- Andrew Lowenthal (Executive Vice President, Head of Global Derivatives & CFE Senior Managing Director)
- Matthew McFarland (Head of CFE Business Operations and Strategy & CFE Managing Director)
- Arthur Reinstein (Senior Vice President, Deputy General Counsel & CFE Chief Legal Officer)
- David Reynolds (VP & Chief Accounting Officer)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Brian Schell (Executive Vice President, Chief Financial Officer & Treasurer)
- Derick Shupe (Vice President and Controller)
- Aaron Weissenfluh (Vice President & Chief Information Security Officer)
- Troy Yeazel (Senior Vice President, U.S. Electronic Trading Operations and CFE Managing Director)

<u>Standing Committees</u>

<u>Executive</u>
- Chris Concannon
- Michael Gorham

<u>Regulatory Oversight Committee</u>
- Michael Gorham
- Gilbert Bassett
- James Parisi
- Jill Sommers

<u>Trading Advisory Committee</u>
- Jay Caauwe
- Kirk Bonniwell
- Zeke Charlesworth
- Michael Dennis
- Johan Drylewicz
- Alex Gerko

- Josh Grant
- Douglas Schadewald
- Andrew Smith

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

X. CBOE Stock Exchange, LLC

1. *Name*: CBOE Stock Exchange, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), July 31, 2006.

4. *Brief description of nature and extent of affiliation*: CBOE Stock Exchange, LLC is a 49.96%-owned subsidiary of Cboe Exchange, Inc.

5. *Brief description of business or functions:* CBOE Stock Exchange, LLC operated the CBOE Stock Exchange, which acted as a trading market for securities other than options as a facility of Cboe Exchange, Inc. CBOE Stock Exchange, LLC was approved by the SEC in March 2007. CBOE Stock Exchange, LLC ceased trading operations on April 30, 2014.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Alan Dean
   - James Fitzgibbons
   - Jaap Gelderloos
   - Andrew Lowenthal
   - Tom O'Mara
   - Rick Oscher
   - John Deters
   - Dave Reynolds
   - Eric Frait
   - Steve Sosnick

   Current Officers
   - Angelo Evangelou (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Y. <u>Cboe Building Corporation</u>

1. *Name*: Cboe Building Corporation
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), August 8, 1980.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Owns facility used by Cboe Global Markets, Inc.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Ed Tilly
   - Chris Concannon
   - Brian Schell

   <u>Current Officers</u>
   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President)
   - Marc Magrini (Vice President)
   - David Reynolds (Vice President)
   - Derick Shupe (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Z. Cboe, LLC

1. *Name*: Cboe, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), August 22, 2001.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe, LLC is a limited liability company member of OneChicago, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Chris Concannon

   Current Officers
   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President)
   - Catherine Clay (Vice President)
   - David Reynolds (Vice President)
   - Derick Shupe (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

AA. Cboe III, LLC

1. *Name*: Cboe III, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 2, 2014.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company for investment in Tradelegs, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Chris Concannon
   - John Deters

   Current Officers
   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President)
   - John Deters (Vice President)
   - David Reynolds (Vice President)
   - Derick Shupe (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

BB. Cboe Bats, LLC

1. *Name*: Cboe Bats, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), September 25, 2016.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions*: Holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Chris Concannon
   - Brian Schell

   Current Officers
   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President and Chief Operating Officer)
   - Alexandra Albright (VP, Market and Member Regulation)
   - Rodney Burt (VP, Infrastructure)
   - Kevin Carrai (VP, Connectivity, Data and Member Services)
   - Bryan Christian (SVP, Sales US Equities)
   - Paul Ciciora (VP, Systems Infrastructure)
   - Catherine Clay (VP, Business Development)
   - Sean Cleary (VP, Sales FX)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Eric Crampton (SVP, Software Engineering)
   - Pamela Culpepper (Chief HR Officer)
   - John Deters (EVP, Chief Strategy Officer and Head of Corporate Initiatives)
   - Laura Dickman (VP, Associate General Counsel)
   - James Enstrom (VP, Chief Audit Executive)

- Angelo Evangelou (SVP, Chief Policy Officer)
- Eric Frait (VP, Business Analysis)
- Anders Franzon (SVP, Deputy General Counsel)
- Carmen Frazier Brannan (VP, Government Relations)
- Todd Furney (VP, Chief Risk Officer)
- Alicia Goldberg (VP, Statistical Analysis)
- David Gray (SVP, Global Client Services)
- Bryan Harkins (EVP, Head of U.S. Equities and Global FX)
- Mark Hemsley (EVP, President Europe)
- Gregory Hoogasian (SVP, Chief Regulatory Officer)
- Chris Isaacson (EVP, Chief Information Officer)
- Carol Kennedy (VP, Chief Communications Officer)
- Stephanie Klein (VP, Chief Marketing Officer)
- Deborah Koopman (VP, Investor Relations)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Andrew Lowenthal (EVP, Head of Global Derivatives)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (VP, Deputy Chief Regulatory Officer)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Mark Novak (VP, CTO Development)
- Paul Reidy (VP, Cboe FX COO)
- Arthur Reinstein (SVP, Deputy General Counsel)
- David Reynolds (VP, Chief Accounting Officer)
- Bradley Samuels (VP, Systems Development)
- Curt Schumacher (VP, CTO Operations)
- Lisa Shemie (VP, Associate General Counsel)
- Derick Shupe (VP, Controller)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Systems Planning)
- William Speth (SVP, Research and Product Development)
- Paul Stephens (VP, Global Client Services)
- Michael Todd (VP, OSC)
- Michael Todorofsky (VP, US Market Operations)
- Michael Trees (VP, Trading Systems Development)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, Product Strategy)
- Laura Zinanni (SVP, Deputy General Counsel)
- Brian Schell (EVP, Chief Financial Officer and Treasurer)
- J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

CC. Cboe Livevol, LLC

1. *Name*: Cboe Livevol, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 29, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Livevol, LLC provides equity and index options technology for professional and retail traders, which includes options strategy backtesting, trade analysis and volatility modeling technologies and historical data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Andrew Lowenthal
   - John Deters
   - Catherine Clay

   Current Officers
   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President)
   - Catherine Clay (Vice President)
   - John Deters (Vice President)
   - James Enstrom (Vice President, Chief Audit Executive)
   - Chris Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)
   - David Reynolds (Vice President)
   - Derick Shupe (Vice President)
   - Aaron Weissenfluh (Vice President, CISO)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Alexandra Albright (Chief Compliance Officer)

- Todd Furney (Chief Risk Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

DD. Cboe UK Limited

1. *Name*: Cboe UK Limited
   Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Limited Company.

3. *Name of state, statute under which organized and date of incorporation*: England and Wales, Companies Act 2006, March 10, 2016.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Marketing and business development services.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Dave Gray

   <u>Current Officers</u>
   - None

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

EE. Cboe Vest, LLC

1. *Name*: Cboe Vest, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), December 10, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company of majority equity investment in Cboe Vest Group Inc.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Chris Concannon
   - John Deters

   Current Officers
   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President)
   - Catherine Clay (Vice President)
   - John Deters (Vice President)
   - David Reynolds (Vice President)
   - Derick Shupe (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

FF. Loan Markets, LLC

1. *Name*: Loan Markets, LLC
Address: 400 S. LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 11, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company for investment in American Financial Exchange, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors
- Ed Tilly
- Chris Concannon
- John Deters

Current Officers
- Ed Tilly (Chief Executive Officer)
- Chris Concannon (President)
- John Deters (Vice President)
- Andrew Lowenthal (Vice President)
- David Reynolds (Vice President)
- Derick Shupe (Vice President)
- Brian Schell (Treasurer)
- J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

GG. Cboe Data Services, LLC

1. *Name*: Cboe Data Services, LLC
   Address: 400 South LaSalle Street Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), February 21, 2006.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Data Services, LLC sells market data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Eric Frait
   - Bryan Harkins
   - Chris Isaacson
   - Jim Roche
   - Curt Schumacher

   Current Officers
   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President)
   - Kevin Carrai (Vice President)
   - Catherine Clay (Vice President)
   - James Enstrom (Vice President, Chief Audit Executive)
   - Bryan Harkins (Vice President)
   - Chris Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)
   - Jim Roche (Vice President)
   - Derick Shupe (Vice President)
   - Aaron Weissenfluh (Vice President, Chief Information Security Officer)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

- Alexandra Albright (Chief Compliance Officer)
- Todd Furney (Chief Risk Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

HH. Signal Trading Systems, LLC

1. *Name*: Signal Trading Systems, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 13, 2010.

4. *Brief description of nature and extent of affiliation*: Fifty percent (50%) subsidiary of Cboe Exchange, Inc.

5. *Brief description of business or functions:* Signal Trading Systems, LLC developed and markets a multi-asset front-end order entry system known as "Pulse".

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: There are no directors or officers of Signal Trading Systems, LLC.

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

II. The Options Exchange, Incorporated

1. *Name*: The Options Exchange, Incorporated
   Address: 400 South LaSalle Street, Chicago, IL 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), January 7, 1974.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Options Exchange, Incorporated has been inactive since its incorporation.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Chris Concannon
   - Ed Tilly

   Current Officers
   - Ed Tilly (Chairman)
   - Chris Concannon (President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

JJ. Cboe Vest Group, Inc.

1. *Name*: Cboe Vest Group, Inc.
   Address: 8300 Greensboro Drive, 8th Floor, McLean, VA 22102

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), January 2, 2015.

4. *Brief description of nature and extent of affiliation*: Majority-owned subsidiary of Cboe Vest, LLC.

5. *Brief description of business or functions:* Through its subsidiaries, provides options-based investment advisory services.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached for proof of name change.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - John Deters
   - Karan Sood
   - William Speth

   Current Officers
   - Karan Sood (Chief Executive Officer)
   - Jeffrey Chang (Chief Financial Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable

KK. Cboe Hong Kong Limited

1. *Name*: Cboe Hong Kong Limited
   Address: 66th Floor, The Center, 99 Queen's Road, Central, Jong Kong

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), May 29, 2017.

4. *Brief description of nature and extent of affiliation*: Cboe Hong Kong Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions:* Marketing and business development services (business expected to commence in September 2017).

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Dave Gray

   Current Officers
   - None

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

LL. Cboe Silexx, LLC

1. *Name*: Cboe Silexx, LLC
   Address: 400 South LaSalle Street, Chicago, IL 60605

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), October 16, 2017.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Silexx, LLC operates the Silexx order execution management system business.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached Certificate of Formation.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Chris Concannon
   - Brian Schell

   Current Officers
   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President)
   - Catherine Clay (Vice President)
   - John Deters (Vice President)
   - James Enstrom (Vice President, Chief Audit Executive)
   - David Reynolds (Vice President)
   - Derick Shupe (Vice President)
   - Aaron Weissenfluh (Vice President, Chief Information Security Officer)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Alexandra Albright (Chief Compliance Officer)
   - Todd Furney (Chief Risk Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

MM. Digital Asset Benchmark Administration, LLC

1. *Name*: Digital Asset Benchmark Administration, LLC
   Address: 400 South LaSalle Street, Chicago, IL 60605

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), October 17, 2017.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Digital Asset Benchmark Administration, LLC licenses Gemini-related data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached Certificate of Formation.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Chris Concannon
   - Brian Schell

   Current Officers
   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President)
   - Mark Hemsley (Vice President)
   - Catherine Clay (Vice President)
   - John Deters (Vice president)
   - Dave Reynolds (Vice President)
   - Derick Shupe (Vice President)
   - Alexandra Albright (Chief Compliance Officer)
   - James Enstrom (Vice President and Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Aaron Weissenfluh (Vice President, CISO)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

NN. Bats Hotspot IB LLC

1. *Name*: Bats Hotspot IB LLC
   Address: 17 State Street, 31st Floor, New York, NY 10004

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Illinois under Section 15-1 of the Limited Liability Company Act of the State of Illinois on May 23, 2003.

4. *Brief description of nature and extent of affiliation*: Bats Hotspot IB LLC is wholly-owned by Cboe FX Holdings LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Not applicable.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Not applicable.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: None

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: As of December 2017, Bats Hotspot IB LLC ceased to exist.

Form 1, Exhibit C Index of Attachments

- A Bats Global Markets Holdings, Inc.
- B Direct Edge LLC
- C Cboe BZX Exchange, Inc.
- D Cboe BYX Exchange, Inc.
- E Cboe EDGA Exchange, Inc.
- F Cboe EDGX Exchange, Inc.
- G Cboe C2 Exchange, Inc.
- H Cboe Trading, Inc.
- I Omicron Acquisition Corp.
- J Cboe FX Holdings, LLC
- K Cboe FX Markets, LLC
- L Cboe FX Services, LLC
- M Cboe International Holdings Limited
- N Cboe FX Europe Limited
- O Cboe FX Asia Pte. Limited (Updated)
- P Cboe Europe Limited
- Q Cboe Chi-X Europe Limited
- R Cboe ETF.com, Inc.
- S IndexPubs S.A.
- T Cboe SEF, LLC
- U Cboe Worldwide Holdings Limited
- V Cboe Global Markets, Inc.
- W Cboe Futures Exchange, LLC
- X CBOE Stock Exchange, LLC
- Y Cboe Building Corporation
- Z Cboe, LLC

- AA Cboe III, LLC
- BB Cboe Bats, LLC
- CC Cboe Livevol, LLC
- DD Cboe UK Limited
- EE Cboe Vest, LLC
- FF Loan Markets, LLC
- GG Cboe Data Services, LLC
- HH Signal Trading Systems, LLC
- II The Options Exchange, Incorporated
- JJ Cboe Vest Group Inc. (Updated)
- KK Cboe Hong Kong Limited
- LL Cboe Silexx, LLC (Updated)
- MM Digital Asset benchmark Administration, LLC (Updated)

O Cboe FX Asia Pte. Limited

ACRA

ACCOUNTING AND CORPORATE REGULATORY AUTHORITY

CERTIFICATE CONFIRMING INCORPORATION OF COMPANY

Company Name : **CBOE FX ASIA PTE. LIMITED (name change effective from 31/10/2017)**

UEN : **201504858N**

This is to confirm that the company was incorporated under the Companies Act, on and from **23/02/2015** and that the company is a **PRIVATE COMPANY LIMITED BY SHARES**.

The company was formerly known as:

S/N	Company Name	Effective From
1.	BATS HOTSPOT ASIA PTE. LTD.	23/02/2015

(Note: Only the five (5) most recent former names are listed. Any change in company name effected before 13 Jan 2003 will not be listed)

REGISTRAR OF COMPANIES & BUSINESS NAMES ★ ACRA

LEE TZE MING
ASST REGISTRAR OF COMPANIES & BUSINESS NAMES
ACCOUNTING AND CORPORATE REGULATORY AUTHORITY
SINGAPORE

Dated : 01/11/2017
Receipt Number: ACRA171031113648

Authentication No. : E17028922X

Natalie Tye Li Ping

From: acra_bizfile@acra.gov.sg
Sent: Tuesday, 31 October, 2017 11:23 AM
To: Phoebe Tan Pei Ting
Subject: Notice of resolution for change in Company name is submitted

Dear Sir/Mdm,

NOTICE OF CHANGE OF NAME

Entity Name: BATS HOTSPOT ASIA PTE. LTD.
UEN: 201504858N
Transaction Name: Notice of Resolution
Transaction No.: C170662603

This is to confirm that the company BATS HOTSPOT ASIA PTE. LTD. had resolved to change its name to CBOE FX ASIA PTE. LIMITED with effect from 31-OCT-17.

Thank you.

Regards,
Accounting and Corporate Regulatory Authority (ACRA)

NOTICE OF RESOLUTION

NAME OF COMPANY : **Bats Hotspot Asia Pte. Ltd.**

REGISTRATION NO : **201504858N**

COPY OF SPECIAL RESOLUTION PASSED ON 18 OCTOBER 2017 BY SOLE MEMBER'S RESOLUTION IN WRITING PURSUANT TO SECTION 184G(1) OF THE COMPANIES ACT, CAP. 50, as set out below:

"SPECIAL RESOLUTION

CHANGE OF NAME

RESOLVED That subject to the approval of the Registrar of Companies, the name of the Company be changed to "CBOE FX ASIA PTE. LIMITED" and that the name "CBOE FX ASIA PTE. LIMITED" be substituted for "BATS HOTSPOT ASIA PTE. LTD." wherever the latter name appears in the Company's Constitution."

JJ Cboe Vest Group Inc.

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "CBOE VEST GROUP INC.", FILED IN THIS OFFICE ON THE TWENTY-THIRD DAY OF AUGUST, A.D. 2017, AT 9:36 O`CLOCK A.M.

Jeffrey W. Bullock, Secretary of State

5166699 8100
SR# 20180640161

Authentication: 202071812
Date: 01-31-18

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:36 AM 08/23/2017
FILED 09:36 AM 08/23/2017
SR 20175844901 - FileNumber 5166699

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

CBOE VEST GROUP INC.

CBOE Vest Group Inc., a corporation organized and existing under the laws of the State of Delaware (the "***Corporation***"), certifies that:

1. The name of the Corporation is CBOE Vest Group, Inc. The Corporation's original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on January 2, 2015, which was amended and restated on August 24, 2016, to change the Corporation's name from "Vest Financial Group Inc.", which was further amended and restated on January 3, 2017, to authorize two classes of common stock and to establish the rights, preferences, privileges and restrictions with respect thereto.

2. The Corporation desires to amend its Certificate of Incorporation to (i) authorize 1,340,641 shares of Class C Common Stock having the rights and privileges set forth herein; (ii) reduce the number of authorized shares of Class B Common Stock to 270,286 authorized shares; and (iii) make certain other changes.

3. This Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware, and has been duly approved by the written consent of the stockholders of the Corporation in accordance with Section 228 of the General Corporation Law of the State of Delaware, and restates, integrates and further amends the provisions of the Corporation's Certificate of Incorporation.

4. The text of the Certificate of Incorporation is amended and restated to read as set forth in EXHIBIT A attached hereto.

IN WITNESS WHEREOF, CBOE Vest Group Inc. has caused this Amended and Restated Certificate of Incorporation to be signed by Jeffery Chang, a duly authorized officer of the Corporation, on August 23rd, 2017.

Jeffery Chang
Secretary

EXHIBIT A

Amended and Restated Certificate of Incorporation

5347611_2

ARTICLE I

The name of the Corporation is CBOE Vest Group Inc.

ARTICLE II

The address of the Corporation's registered office in the State of Delaware is 251 Little Falls Drive, City of Wilmington, New Castle County, State of Delaware 19808. The name of the registered agent at such address is Corporation Service Company.

ARTICLE III

The purpose of this Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE IV

The total number of shares of stock that the Corporation shall have authority to issue includes (i) 5,151,040 shares that are hereby designated Class A Common Stock having $0.001 par value per share (**"Class A Common Stock"**), (ii) 270,286 shares that are hereby designated Class B Common Stock having $0.001 par value per share (**"Class B Common Stock"**) and (iii) 1,340,641 shares that are hereby designated Class C Common Stock having $0.001 par value per share (**"Class C Common Stock"**) (collectively, the **"Common Stock"**).

ARTICLE V

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation. In furtherance of and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the Corporation is expressly authorized to make, amend or repeal the Bylaws of the Corporation.

ARTICLE VI

(a) To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

(b) The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

(c) Neither any amendment nor repeal of this Article VI, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article VI, shall eliminate or reduce the effect of this Article VI in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VI, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE VII

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding brought on behalf of the Corporation, (B) any action or proceeding asserting a claim of breach of fiduciary duty owed by any director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (C) any action or proceeding asserting a claim against the Corporation arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's Certificate of Incorporation or Bylaws, or (D) any action or proceeding asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

ARTICLE VIII

The terms and provisions of the Common Stock are as follows:

1. **Definitions.** For purposes of this ARTICLE VIII, the following definitions shall apply:

(a) "***AB Amount***" shall mean an amount equal to (i) $4,935,196, minus (ii) the Class B Amount, plus (iii) the amount received, if any, by the Company in a Qualified Financing that results in the issuance of additional shares of Class A Common Stock after the effective date of these amended and restated articles. The AB Amount shall be allocated *pro rata* to all outstanding shares of Class A Common Stock and Class B Common Stock (subject to adjustment from time to time as set forth elsewhere herein).

(b) "***AB Ratio***" shall mean, at any given time, the number obtained by dividing (i) the sum of (x) the total number of issued and outstanding shares of Class A Common Stock and (y) the total number of issued and outstanding shares of Class B Common Stock by (ii) the total number of issued and outstanding shares of all Common Stock.

(c) "***Class A Amount***" shall mean $30,564,804 in the aggregate which shall be allocated *pro rata* to all outstanding shares of Class A Common Stock (subject to adjustment from time to time as set forth elsewhere herein).

(d) "***Class A Ratio***" shall mean, at any given time, the number obtained by dividing (i) the total number of issued and outstanding shares of Class A Common Stock by (ii) the sum of the total number of issued and outstanding shares of (x) Class A Common Stock and (y) Class B Common Stock.

(e) "*Class B Amount*" shall mean, at any given time, the aggregate amount obtained by multiplying (i) the aggregate Class A Amount by (ii) the Class B Ratio at the time of such calculation and dividing such product by (iii) the Class A Ratio at the time of such calculation.

(f) "*Class B Ratio*" shall mean, at any given time, the number obtained by dividing (i) the total number of issued and outstanding shares of Class B Common Stock by (ii) the sum of the total number of issued and outstanding shares of (x) Class A Common Stock and (y) Class B Common Stock.

(g) "*Class C Amount*" at any given time, the aggregate amount obtained by multiplying (i) the sum of (x) the aggregate Class A Amount (as it may be adjusted from time to time), (y) the aggregate Class B Amount (as it may be adjusted from time to time) and (z) the aggregate AB Amount (as it may be adjusted from time to time), by (ii) the Class C Ratio at the time of such calculation and dividing such product by (iii) the AB Ratio at the time of such calculation. The order of payment of the Class C Amount pursuant to Article III Section 3 may be adjusted downward in the event of a qualified financing that results in the issuance equity securities of a class other than Class A Common Stock (or debt securities convertible into equity securities of a class other than Class A Common Stock).

(h) "*Class C Ratio*" shall mean, at any given time, lesser of (i) 19.83% or (ii) the number obtained by dividing (x) the total number of issued and outstanding shares of Class C Common Stock by (y) the total number of issued and outstanding shares of all Common Stock.

(i) "*Corporation*" shall mean CBOE Vest Group Inc.

(j) "*Distribution*" shall mean the transfer of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Stock payable in Common Stock, or the purchase or redemption of shares of the Corporation by the Corporation for cash or property other than: (i) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation pursuant to rights of first refusal contained in agreements providing for such right, and (iii) repurchase of capital stock of the Corporation in connection with the settlement of disputes with any stockholder

(k) "*Qualified Financing*" means the issuance of equity securities (or debt securities convertible into equity securities) of the Corporation in one or a series of related transactions, the principal purpose of which is to raise capital for the Corporation.

2. **Dividends.**

(a) ***Common Stock.*** In any calendar year, the holders of outstanding shares of Common Stock shall be entitled to receive dividends, when, as and if declared by the Board of Directors, out of any assets at the time legally available therefor. Any amounts available for Distribution by the Corporation shall be paid to the holders of Common Stock on a *pro rata, pari passu* basis in proportion to such Common Stock.

(b) *Non-Cash Distributions.* Whenever a Distribution provided for in this Section 2 shall be payable in property other than cash, the value of such Distribution shall be deemed to be the fair market value of such property as determined in good faith by the Board of Directors.

3. **Liquidation Rights.**

(a) *Class A Amount.* In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of the Class A Common Stock shall be entitled to receive, prior and in preference to any Distribution of any of the assets of the Corporation to the holders of the Class B Common Stock and/or Class C Common Stock held by them, an amount equal to the Class A Amount. If upon the liquidation, dissolution or winding up of the Corporation, the assets of the Corporation legally available for distribution to the holders of the Common Stock are insufficient to permit the payment to such holders of the full amounts specified in this Article VIII Section 3(a), then the entire assets of the Corporation legally available for distribution shall be distributed with equal priority and *pro rata* among the holders of the Class A Common Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to this Article VIII Section 3(a).

(b) *Class B Amount.* Following the full payment of the Class A Amount under Article VIII Section 3(a), in the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of the Class B Common Stock, on a *pro rata* basis, shall be entitled to receive, prior and in preference to any Distribution of any of the assets of the Corporation to the holders of the Class A Common Stock (in excess of the amount distributed pursuant to Article VIII Section 3(a)) and/or Class C Common Stock held by them, the Class B Amount. If upon the liquidation, dissolution or winding up of the Corporation, the assets of the Corporation legally available for distribution to the holders of the Common Stock are insufficient to permit the payment to such holders of the full amounts specified in this Article VIII Section 3(b), then the entire remaining assets of the Corporation legally available for distribution shall be distributed with equal priority and *pro rata* among the holders of the Class B Common Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to this Article VIII Section 3(b).

(c) *AB Amount.* Following the full payment of the Class A Amount under Article VIII Section 3(a) and the Class B Amount under Article VIII Section 3(b), in the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of the Class A Common Stock and Class B Common Stock, on a *pro rata* basis, shall be entitled to receive, prior and in preference to any Distribution of any of the assets of the Corporation to the holders of Class C Common Stock held by them, the AB Amount. If upon the liquidation, dissolution or winding up of the Corporation, the assets of the Corporation legally available for distribution to the holders of the Common Stock are insufficient to permit the payment to such holders of the full amounts specified in this Article VIII Section 3(c)(a), then the entire remaining assets of the Corporation legally available for distribution shall be distributed with equal priority and *pro rata* among the holders of the Class A Common Stock and Class B Common Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to this Article VIII Section 3(c).

(d) ***Class C Amount.*** Following the full payment of the Class A Amount under Article VIII Section 3(a), the Class B Amount under Article VIII Section 3(b) and the AB Amount under Article VIII Section 3(c), and subject to the liquidation preference of any class of equity securities issued in connection with any Qualified Financing, in the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of the Class C Common Stock, on a *pro rata* basis, shall be entitled to receive the Class C Amount. If upon the liquidation, dissolution or winding up of the Corporation, the assets of the Corporation legally available for distribution to the holders of the Common Stock are insufficient to permit the payment to such holders of the full amounts specified in this Article VIII Section 3(d), then the entire remaining assets of the Corporation legally available for distribution shall be distributed with equal priority and *pro rata* among the holders of the Class C Common Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to this Article VIII Section 3(d).

(e) ***Remaining Assets.*** After the payment of the Class A Amount, Class B Amount, the AB Amount and the Class C Amount, the entire remaining assets of the Corporation legally available for distribution by the Corporation shall be distributed with equal priority and *pro rata* among the holders of the Class A, Class B and Class C Common Stock in proportion to the number of shares of Common Stock held by such classes.

(f) ***Adjustments for Subdivisions or Combinations affecting Class A Common Stock.*** In the event the outstanding shares of Class A Common Stock (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Class A Common Stock, the Class A Amount and the AB Amount shall, on a per share basis with respect to such shares of Class A Common Stock and concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Class A Common Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Class A Common Stock, the Class A Amount and the AB Amount, on a per share basis with respect to such shares of Class A Common Stock and concurrently with the effectiveness of such combination, be proportionately increased. For the avoidance of doubt, the aggregate amount of the Class A Amount or the AB Amount shall not be effected as a result of any such subdivision or combination.

(g) ***Adjustments for Subdivisions or Combinations affecting Class B Common Stock.*** In the event the outstanding shares of Class B Common Stock (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Class B Common Stock, the Class B Amount and the AB Amount shall, on a per share basis with respect to such shares of Class B Common Stock and concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Class B Common Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Class B Common Stock, the Class B Amount and the AB Amount, on a per share basis with respect to such shares of Class B Common Stock and concurrently with the effectiveness of such combination, be proportionately increased. For the avoidance of doubt, the aggregate amount of the Class B Amount or the AB Amount shall not be effected as a result of any such subdivision or combination.

(h) ***Adjustments for Subdivisions or Combinations affecting Class C Common Stock.*** In the event the outstanding shares of Class C Common Stock (by stock split, by

78

payment of a stock dividend or otherwise), into a greater number of shares of Class C Common Stock, the Class C Amount shall, on a per share basis with respect to such shares of Class C Common Stock and concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Class C Common Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Class C Common Stock, the Class C Amount on a per share basis with respect to such shares of Class C Common Stock and concurrently with the effectiveness of such combination, be proportionately increased. For the avoidance of doubt, the aggregate amount of the Class C Amount shall not be effected as a result of any such subdivision or combination

(i) *Reorganization.* For purposes of this Section 3, a liquidation, dissolution or winding up of the Corporation shall be deemed to be occasioned by, or to include, (i) the acquisition of the Corporation by another entity by means of any transaction or series of related transactions to which the Corporation is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes) other than a transaction or series of transactions in which the holders of the voting securities of the Corporation outstanding immediately prior to such transaction retain, immediately after such transaction or series of transactions, as a result of shares in the Corporation held by such holders prior to such transaction, at least a majority of the total voting power represented by the outstanding voting securities of the Corporation or such other surviving or resulting entity (or if the Corporation or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent); (ii) a sale, lease or other disposition of all or substantially all of the assets of the Corporation taken as a whole by means of any transaction or series of related transactions, except where such sale, lease or other disposition is to a wholly-owned subsidiary of the Corporation; (iii) an exclusive, irrevocable license of all or substantially all of the intellectual property of the Corporation to a third party taken as a whole by means of any transaction or series of related transactions, except where such exclusive, irrevocable license is to a wholly-owned subsidiary of the Corporation; or (iv) any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

4. **Voting.**

(a) *Generally.* Except as otherwise expressly provided herein or as required by law, all holders of Common Stock shall vote together and not as separate classes.

(b) *No Series Voting.* Other than as provided herein or required by law, there shall be no series voting.

(c) *Common Stock.* Each holder of shares of Common Stock shall be entitled to one vote for each share thereof held. Fractional votes shall not be permitted and any fractional voting rights shall be disregarded. All holders of Common Stock shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation.

LL Cboe Silexx, LLC

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "CBOE SILEXX, LLC", FILED IN THIS OFFICE ON THE SIXTEENTH DAY OF OCTOBER, A.D. 2017, AT 5:28 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

6579769 8100
SR# 20176640256

Authentication: 203411319
Date: 10-17-17

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:28 PM 10/16/2017
FILED 05:28 PM 10/16/2017
SR 20176640256 - File Number 6579769

CERTIFICATE OF FORMATION

OF

CBOE SILEXX, LLC

This Certificate of Formation of Cboe Silexx, LLC (the "Company"), dated as of October 16, 2017, is being duly executed and filed by CBOE Holdings, Inc. to form a limited liability company under the Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq.).

1. The name of the limited liability company formed hereby is Cboe Silexx, LLC.
2. The address of the registered office of the Company in the State of Delaware is c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801. The name of the registered agent of the Company at such address is The Corporation Trust Company.
3. This Certificate of Formation shall be effective upon filing.

[Signature page follows]

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Cboe Silexx, LLC this 16th day of October, 2017.

CBOE Holdings, Inc.

By: [signature]
Name: Edward T. Tilly
Title: Chief Executive Officer

Being the sole member of Cboe Silexx, LLC

MM Digital Asset Benchmark Administration, LLC

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "DIGITAL ASSET BENCHMARK ADMINISTRATION, LLC", FILED IN THIS OFFICE ON THE SEVENTEENTH DAY OF OCTOBER, A.D. 2017, AT 11:18 O`CLOCK A.M.

Jeffrey W. Bullock, Secretary of State

6521366 8100
SR# 20176650153

Authentication: 203415591
Date: 10-18-17

CERTIFICATE OF FORMATION

OF

DIGITAL ASSET BENCHMARK ADMINISTRATION, LLC

This Certificate of Formation of Digital Asset Benchmark Administration, LLC (the "Company"), dated as of October 17, 2017, is being duly executed and filed by Cboe Global Markets, Inc. to form a limited liability company under the Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq.).

1. The name of the limited liability company formed hereby is Digital Asset Benchmark Administration, LLC.

2. The address of the registered office of the Company in the State of Delaware is c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801. The name of the registered agent of the Company at such address is The Corporation Trust Company.

3. This Certificate of Formation shall be effective upon filing.

[Signature page follows]

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:18 AM 10/17/2017
FILED 11:18 AM 10/17/2017
SR 20176650153 - File Number 6580198

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Digital Asset Benchmark Administration, LLC this 17th day of October, 2017.

Cboe Global Markets, Inc.

By: ____________________

Name: Edward T. Tilly

Title: Chief Executive Officer

Being the sole member of Digital Asset Benchmark Administration, LLC

Exhibit D

Exhibit Request:

For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

---

1. For the financial statements of Cboe Bats LLC, Bats Global Markets Holdings, Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc., Cboe Trading, Inc. Direct Edge LLC, Cboe EDGX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe ETF.com, IndexPubs S.A., Omicron Acquisition Corp, Cboe Hong Kong Limited, Cboe Worldwide Holdings Limited, Cboe Europe, Limited, Cboe Chi-X Europe, Ltd., Cboe FX Holdings, LLC, Cboe FX Markets, LLC, Cboe SEF, LLC, Bats Hotspot IB, Cboe FX Services, LLC, Cboe International Holdings Limited, Cboe FX Asia Pte. Ltd., Cboe Global Markets, Inc., Cboe UK Limited, Cboe Building Corporation, Cboe Livevol, LLC Cboe Vest Group, Inc., Cboe Vest, LLC, Cboe Exchange, Inc., Cboe C2 Exchange, Inc., Tradelegs LLC, Cboe Silexx, LLC, Cboe Data Services, LLC

2. Cboe C2 Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2017 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

3. Cboe BZX Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2017 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

4. Cboe BYX Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2017 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

5. Cboe EDGA Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2017 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

6. Cboe EDGX Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2017 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

Cboe C2 Exchange, Inc.

(formerly known as C2 Options Exchange, Incorporated.)

Financial Statements

As of and for the Year ended December 31, 2017

(with Independent Auditors' Report Thereon)

Deloitte.

Deloitte & Touche LLP
111 South Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Cboe Exchange, Incorporated:

We have audited the accompanying financial statements of Cboe Exchange, Incorporated (the "Company") (a wholly-owned subsidiary of Cboe Global Markets, Inc.), which comprise the balance sheet as of December 31, 2017, and the related statements of income, stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cboe Exchange, Incorporated as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Cboe C2 Exchange, Inc.
Balance Sheet
December 31, 2017

(in thousands, except share amounts)		December 31, 2017
Assets		
Current Assets:		
Cash and cash equivalents	$	3,343
Accounts receivable		4,368
Other prepaid expenses		476
Total Current Assets		8,187
Equipment:		
Data processing hardware and other equipment		9,712
Less accumulated depreciation and amortization		(8,651)
Total Equipment - Net		1,061
Other Assets:		
Due from related parties		5,971
Data processing software and other assets (less accumulated amortization of $12,690)		593
Deferred tax asset		2,611
Notes receivable - long-term		1,000
Total Other Assets—Net		10,175
Total	$	19,423
Liabilities and Stockholder's Equity		
Current Liabilities:		
Accounts payable and accrued expenses	$	2,053
Deferred revenue		1,062
Total Current Liabilities		3,115
Total Liabilities		3,115
Stockholder's Equity:		
Common stock, $0.01 par value: 1,000 shares authorized and outstanding		—
Additional paid-in-capital		48,387
Retained deficit		(32,079)
Total Stockholder's Equity		16,308
Total	$	19,423

See notes to financial statements

Cboe C2 Exchange, Inc.
Statement of Operations
For the Year ended December 31, 2017

(in thousands)		Year Ended December 31, 2017
Revenues:		
Transaction fees	$	73,174
Access fees		2,889
Exchange services and other fees		3,625
Market data fees		2,260
Regulatory fees		6,898
Other revenue		27
Total Revenues		**88,873**
Cost of Revenues:		
Liquidity payments		60,309
Routing and clearing		743
Section 31 fees		2,098
Royalty fees		1,117
Other		—
Total cost of revenues		**64,267**
Revenue Less Cost of Revenues:		**24,606**
Operating Expenses:		
Compensation and benefits		2,256
Depreciation and amortization		2,349
Technology support services		4,032
Professional fees and outside services		7,361
Travel and promotional expenses		41
Facilities costs		365
Other expenses		22
Total Operating Expenses		**16,426**
Operating Income		**8,180**
Other Income:		
Investment and other income		8
Total Other Income		**8**
Income Before Income Taxes		**8,188**
Income tax provision		4,339
Net Income	**$**	**3,849**

See notes to financial statements

Cboe C2 Exchange, Inc.
Statement of Cash Flow
For the Year ended December 31, 2017

(in thousands)		Year Ended December 31, 2017
Cash Flows from Operating Activities:		
Net Income	$	3,849
Adjustments to reconcile net income to net cash flows used in operating activities:		
Depreciation and amortization		2,349
Provision for deferred income taxes		818
Stock-based compensation		94
Changes in assets and liabilities:		
Accounts receivable		(1,568)
Income taxes receivable		32
Prepaid expenses		(26)
Due to/(from) other related parties		(5,918)
Accounts payable and accrued expenses		501
Deferred revenue and other liabilities		155
Income taxes payable		(118)
Income taxes liability		3,260
Net Cash Flows provided by Operating Activities		**3,428**
Cash Flows from Investing Activities:		
Capital and other assets expenditures		(259)
Net Cash Flows used in Investing Activities		**(259)**
Net Increase in Cash and Cash Equivalents		**3.169**
Cash and Cash Equivalents at Beginning of Year		**174**
Cash and Cash Equivalents at End of Year	**$**	**3,343**

See notes to financial statements

Cboe C2 Exchange, Inc.
Statement of Stockholder's Equity
For the Year ended December 31, 2017

(in thousands)	Common Stock	Additional Paid in Capital	Retained Deficit	Total Stockholder's Equity
January 1, 2017	$ —	45,000	$ (35,928)	$ 9,072
Tax sharing allocation with the Parent		3,387		3,387
Net income			3,849	3,849
December 31, 2017	$ —	$ 48,387	$ (32,079)	$ 16,308

See notes to financial statements

(1) Nature of Business

Cboe C2 Exchange, Inc. ("C2" or "the Company") operates a market that offers trading of options, such as options on the stocks of individual corporations (equity options), options on other exchange-traded products (ETP options), such as exchange-traded funds (ETF options) and exchange-traded notes (ETN options), and certain other index options.

In October 2017, the Parent of C2 changed its legal name from CBOE Holdings, Inc. to Cboe Global Markets, Inc. ("the Parent"), and the Company's name was changed from C2 Options Exchange, Incorporated. to Cboe C2 Exchange, Inc.

(2) Summary of Significant Accounting Policies

(a) *Basis of Presentation*

The accompanying financial statements for C2 have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if C2 had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent applicable to C2 as a whole.

(b) *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities and reported amounts of revenues and expenses. On an ongoing basis, management evaluates its estimates based upon historical experience, observance of trends, information available from outside sources and various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different conditions or assumptions.

(c) *Cash and Cash Equivalents*

Cash and cash equivalents include highly liquid investments with maturities of three months or less from the date of purchase. There are no redemption restrictions on the Company's invested cash balances.

(d) *Accounts Receivable*

Accounts receivable consists primarily of transaction and regulatory fees from The Options Clearing Corporation ("OCC"), and C2's share of distributable revenue receivable from the Options Price Reporting Authority ("OPRA"). Accounts receivable are primarily collected through OCC, and are with large, highly-rated clearing firms; therefore concentrations of credit risk are limited. The Company has no financing-related receivables.

(e) *Prepaid Expenses*

Prepaid expenses primarily consist of prepaid software maintenance which are amortized over the respective period.

(f) *Equipment*

Equipment consists primarily of data processing hardware and other equipment carried at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method, generally over three to five years.

(g) *Software Development Work in Progress and Data Processing Software and Other Assets*

C2 expenses software development costs as incurred during the preliminary project stage, while capitalizing costs incurred during the application development stage, which includes design, coding, installation and testing activities.

Estimated useful lives are three to five years for internally developed and other data processing software and generally are five years or less for other assets.

(h) *Notes Receivable - Long-Term*

Long-term receivable due from OCC which was issued as a condition to C2 becoming and remaining a participant exchange of OCC.

(i) *Due from related parties*

Consists primarily of amounts owed from related parties including the Parent and subsidiaries of Parent.

(j) *Revenue Recognition*

As of January 1, 2017, the Company adopted ASU 2014-09 Revenue from Contracts with Customers - Topic 606 and all subsequent ASUs that modified ASC 606. The Company elected to apply the ASU and all subsequent ASUs retrospectively, and the implementation of the guidance had no material impact on the measurement or recognition of revenue. The statement of income presents revenue at the disaggregated level for relevant revenue streams.

Revenue recognition policies for specific sources of revenue are discussed below:

Transaction Fees and Liquidity Payments: Transaction fees are a function of three variables: (1) exchange fee rates; (2) trading volume; and (3) transaction mix between contract type. Transaction fees are assessed on a per contract basis and are considered earned upon the execution of a trade and are recognized on a trade date basis and recorded in revenues. The Company also pays liquidity payments to customers based on its published fee schedules which is considered consideration paid to customers and is recorded in cost of revenues.

Access Fees: Access fees represent fees assessed to Trading Permit Holders for the opportunity to trade and use other related functions of C2. Access fees are recognized during the period the service is provided.

Exchange Services and Other Fees: Exchange services and other fees include system services and application revenue. Exchange services and other fees are recognized during the period the service is provided.

Market Data Fees: Market data fees include OPRA income. OPRA is a limited liability company consisting of representatives of the member exchanges and is authorized by the Securities and Exchange Commission ("SEC") to provide consolidated options information. OPRA income is allocated based upon the individual exchange's relative volume of total cleared options transactions. C2 receives monthly estimates of OPRA's distributable revenue and income is distributed on a quarterly basis.

Regulatory Fees: Regulatory fees are primarily based on the number of customer contracts traded on all U.S. options exchanges by Trading Permit Holders and are primarily recognized on a trade-date basis. Additionally, consistent with industry practice, the fees charged to customers are based on the fee set by the SEC per notional value of the transaction executed on the Company's markets and calculated and billed monthly. These fees are recognized by the exchanges that are responsible for the ultimate payment to the SEC, the exchanges are considered the principals in these transactions. Under C2 rules, as required by the SEC, any revenue derived from regulatory fees and fines cannot be used for non-regulatory purposes.

(k) *Cost of Revenues*

Liquidity Payments: Liquidity payments are directly correlated to the volume of securities traded on our markets. The Company records the liquidity rebates paid to market participants providing liquidity as cost of revenue.

Routing and Clearing: Various rules require that U.S. options occur at the National Best Bid/Offer (NBBO) displayed by any exchange. Linkage order routing consists of the cost incurred to provide a service whereby Cboe delivers orders to other execution venues when there is a potential for obtaining a better execution price or when instructed to directly route an order to another venue by the order provider. The service affords exchange order flow providers an opportunity to obtain the best available execution price and may also result in cost benefits to those clients. Such an offering improves our competitive position and provides an opportunity to attract orders which would otherwise bypass our exchanges. The Company utilizes third-party brokers to facilitate such delivery.

Section 31 Fees: Exchanges under the authority of the SEC are assessed fees pursuant to the Exchange Act designed to recover the costs to the U.S. government of supervision and regulation of securities markets and securities professionals. The Company treats these fees as a pass-through charge to customers executing eligible listed cash equities and listed equity options trades. Accordingly, the Company recognizes the amounts that are charged under Section 31 as a cost of revenues and the corresponding amount that is charged to customers as regulatory transaction fees revenue. Since the regulatory transaction fees recorded in revenues are equal to the Section 31 fees recorded in cost of revenues, there is no impact on our operating income.

Royalty fees: Royalty fees primarily consist of license fees paid by the Company for the use of underlying indexes in proprietary products usually based on contracts traded. The Company has licenses with the owners of the S&P 500 Index, S&P 100 Index and certain other S&P indexes, the FTSE Russell, DJIA, MSCI indexes, and certain other index products. This category also includes fees related to the dissemination of market data related to S&P indexes.

(l) *Income Taxes*

Deferred income taxes arise from temporary differences between the tax basis and book basis of assets and liabilities. A valuation allowance is recognized if it is anticipated that some or all of a deferred tax asset may not be realized.

The Company accounts for uncertainty in income taxes recognized in its financial statements by using a more-likely-than-not recognition threshold based solely on the technical merits of the position taken or expected to be taken. Interest and penalties are recorded within the provision for income taxes in C2's statement of operations and are classified on the balance sheet with the related liability for unrecognized tax benefits.

The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

(3) Related Party Transactions

The Company also records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. Similar results may not be achievable on an arm's length basis. The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries for the year ended December 31, 2017 (in thousands):

		2017
Stock-based compensation	$	94
Facilities costs		365
Salaries (allocated to C2)		334
Legal fees		83

(4) Accounts Payable and Accrued Expenses

At December 31, 2017, accounts payable and accrued expenses consisted of the following (in thousands):

		2017
Compensation and benefit related liabilities	$	170
Contract services		186
Royalties		294
Accounts payable		—
Section 31 fees payable		822
Market linkage		54
Other		527
Total	$	2,053

(5) Deferred Revenue

The following tables summarize the activity in deferred revenue for the year ended December 31, 2017.

(in thousands)	Balance at January 1, 2017	Cash Additions	Revenue Recognition	Balance at December 31, 2017
Options Regulatory Fee (1)	$ 902	$ 318	$ (158)	$ 1,062
Other, net	5	—	(5)	—
Total deferred revenue	$ 907	$ 318	$ (163)	$ 1,062

(1) Like nearly all of the other options exchanges, C2 assesses an Options Regulatory Fee to each Permit Holder for all options transactions executed or cleared by the Permit Holder that are cleared by OCC in the customer range, regardless of the exchange on which the transaction occurs. The fee is collected indirectly from Permit Holders through their clearing firms by OCC on behalf of C2. Under C2 rules, as required by the SEC, any revenue derived from regulatory fees and fines cannot be used for non-regulatory purposes. The amount in deferred revenue represents the fees collected that are in excess of regulatory expenses.

(6) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2017:

Deferred tax assets:		
Organizational costs	$	2,567
State NOLs		71
Deferred revenue		299
Other		37
Total deferred tax assets	$	2,974
Deferred tax liabilities:		
Prepaid expenses		(148)
Property, plant and equipment		(215)
Total deferred tax liabilities	$	(363)
Net deferred tax asset	$	2,611

The Company provides a valuation allowance against net deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The Company released its valuation allowance during 2017 because management believes it is more likely than not that the deferred tax assets will be realized based upon expectations of future taxable income.

The income tax provision for the year ended December 31, 2017 consists of the following:

Current tax expense:		
Federal	$	2,743
State		778
Total current tax expense		3,521
Deferred income tax expense (benefit):		
Federal		971
State		(153)
Total deferred tax (benefit) expense		818
Income tax provision	$	4,339

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to income before income tax provision for the year ended December 31, 2017 due to the following:

Computed "expected" tax provision	$	2,866	35.0 %
(Decrease) increase in income tax resulting from:			
Section 199 benefits		(168)	(2.1)%
State income taxes		473	5.8 %
Impact of federal and state rate changes, net		1,096	13.4 %
Change of unrecognized tax benefits		112	1.4 %
Other		(40)	(0.5)%
Income tax provision	$	4,339	53.0 %

A reconciliation of the unrecognized tax benefits for the year ended December 31, 2017 is as follows:

Balance at beginning of year	$	115
Additions for current year tax positions		157
Additions for prior year tax positions		82
Reductions for prior year tax positions		(68)
Reductions related to expirations of statute of limitations		—
Adjustments for accounting policy change		(13)
Settlements		—
Balance at end of year	$	273

The Company amended its tax sharing agreement with the Parent effective January 1, 2017 to switch from the separate return to pro rata basis of allocating income tax. The impact to the Company of amending the agreement was booked to additional paid in capital which primarily relates to changes in the valuation allowance required.

At December 31, 2017, the Company had $0.3 million of unrecognized tax benefits, net of federal benefit that, if recognized, would affect the effective tax rate. The Company had accrued interest and penalties of $5 thousand related to uncertain tax positions at December 31, 2017. Total interest and penalties increased by $4 thousand in 2017.

On December 22, 2017 the U.S. enacted the Tax Cuts and Jobs Act (the "Jobs Act"). The Jobs Act significantly changes U.S. corporate income tax laws by, among other things, reducing the U.S. corporate income tax rate to 21% starting in 2018. The Company expects a significant reduction in its overall effective tax rate in 2018. In 2017, the Company recorded net tax expense of $1.0 million associated with the impact of the Jobs Act due to the re-measurement of net deferred tax assets.

The Company's open tax years are generally 2014 through 2017. The Company is currently under a U.S. federal income tax examination for tax years 2015 and 2016 and under income tax examinations in certain states. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

(7) Fair Value Measurements

Fair value is the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity. In addition, the fair value of liabilities should include consideration of non-performance risk, including the Company's own credit risk.

Cboe applied ASC 820, *Fair Value Measurement and Disclosure*, which provides guidance for using fair value to measure assets and liabilities by defining fair value and establishing the framework for measuring fair value. ASC 820 applies to financial and nonfinancial instruments that are measured and reported on a fair value basis. The three-level hierarchy of fair value measurements is based on whether the inputs to those measurements are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. The fair-value hierarchy requires the use of observable market data when available and consists of the following levels:

The fair-value hierarchy requires the use of observable market data when available and consists of the following levels:

- Level 1—Unadjusted inputs based on quoted markets for identical assets or liabilities.
- Level 2—Observable inputs, either direct or indirect, not including Level 1, corroborated by market data or based upon quoted prices in non-active markets.
- Level 3—Unobservable inputs that reflect management's best assumptions of what market participants would use in valuing the asset or liability.

The following table summarizes financial assets that are measured at fair value on a recurring basis in the balance sheet as of December 31, 2017. C2 holds no financial liabilities that are measured at fair value on a recurring basis.

(amounts in thousands)	Level 1	Level 2	Level 3	Total
Assets at fair value:				
Cash and cash equivalents	$ 3,343	$ —	$ —	$ 3,343
Note receivable - long-term	—	—	1,000	1,000
Total assets at fair value at December 31, 2017	$ 3,343	$ —	$ 1,000	$ 4,343

(8) Commitments and Contingencies

As of December 31, 2017, the end of the period covered by this report, C2 was subject to the legal proceeding discussed below, as well as certain other legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

SIFMA

Securities Industry Financial Markets Association ("SIFMA") has filed a number of denial of access applications with the SEC to set aside proposed rule changes to establish or modify fees for C2 market data products and related services. Each application is being held in abeyance pending a decision on a separate SIFMA denial of access application held before an SEC's administrative law judge ("ALJ") regarding fees proposed by NASDAQ and the NYSE for their respective market data products. On June 1, 2016, the ALJ issued a decision rejecting SIFMA's denial of access challenge to the NASDAQ and NYSE fees at issue. On July 19, 2016, SIFMA petitioned the SEC for review of the ALJ decision. An adverse ruling in that matter or a subsequent appeal could adversely affect exchange market data fees.

Other

As a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine reviews and inspections by the SEC.

The Company is also currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the outcome of any of these other reviews, inspections or other legal proceedings will have a material impact on the Company's financial position, results of operations or cash flows.

(10) Subsequent Events

C2 has evaluated subsequent events through June 28, 2018, the date at which the financial statements were available to be issued and determined that there are no other events that would require disclosure in, or adjustment to, the financial statements as of and for the year ended December 31, 2017.

Cboe BZX Exchange, Inc.

(formerly known as Bats BZX Exchange, Inc.)

Financial Statements

As of and for the Year ended December 31, 2017

(With Independent Auditors' Report Thereon)

Cboe BZX Exchange, Inc.

Table of Contents

Deloitte.

Deloitte & Touche LLP
111 South Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Cboe BZX Exchange, Inc.:

We have audited the accompanying financial statements of Cboe BZX Exchange, Inc. (the "Company"), which comprise the statement of financial condition as of December 31, 2017, and the related statements of income, changes in stockholder's deficit, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cboe BZX Exchange, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Cboe BZX Exchange, Inc.
Statement of Financial Condition
December 31, 2017
(In thousands)

Assets		
Current assets:		
Accounts receivable	$	40,966
Other receivables		2,810
Total current assets		43,776
Property and equipment, net		88
Deferred income taxes		3,010
Other assets		3,225
Total assets	$	50,099
Liabilities and Stockholder's Deficit		
Current liabilities:		
Accounts payable and accrued liabilities	$	13,417
Section 31 fees payable		35,235
Intercompany payable		29,921
Other current liabilities		408
Total current liabilities		78,981
Unrecognized tax benefits		13,857
Stockholder's deficit:		
Accumulated deficit		(42,739)
Total stockholder's deficit		(42,739)
Total liabilities and stockholder's deficit	$	50,099

See accompanying notes to financial statements.

Cboe BZX Exchange, Inc.
Statement of Income
Year ended December 31, 2017
(In thousands)

Revenues:	
Transaction fees	$ 538,676
Access fees	28,942
Market data fees	55,640
Exchange services and other fees	5,780
Regulatory transaction fees	109,019
Other revenue	1,659
Total revenues	739,716
Cost of revenues:	
Liquidity payments	480,773
Section 31 fees	106,896
Routing and clearing	17,699
Total cost of revenues	605,368
Revenues less cost of revenues	134,348
Operating expenses:	
Compensation and benefits	19,094
Management fee	4,394
Depreciation	141
Technology support services	5,408
Professional fees and outside services	5,193
Travel and promotional expenses	1,459
Facilities costs	961
Other expenses	373
Total operating expenses	37,023
Operating income	97,325
Non-operating income:	
Interest income	8
Income before income tax provision	97,333
Income tax provision	41,277
Net income	$ 56,056

See accompanying notes to financial statements.

Cboe BZX Exchange, Inc.
Statement of Changes in Stockholder's Deficit
Year ended December 31, 2017
(In thousands)

	Accumulated deficit		Total stockholder's deficit	
Balance at December 31, 2016	$	(78,139)	$	(78,139)
Distribution to Parent		(20,656)		(20,656)
Net income		56,056		56,056
Balance at December 31, 2017	$	(42,739)	$	(42,739)

See accompanying notes to financial statements.

Cboe BZX Exchange, Inc.

Statement of Cash Flows

Year ended December 31, 2017

(In thousands)

Cash flows from operating activities:		
Net income	$	56,056
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		141
Deferred income taxes		1,341
Changes in assets and liabilities:		
Receivables		3,448
Intercompany payable		(36,785)
Other assets		(2,042)
Accounts payable and accrued liabilities		(7,479)
Unrecognized tax benefits		6,514
Section 31 fees payable		(494)
Other liabilities		(44)
Net cash provided by operating activities		20,656
Cash flows from financing activities:		
Distribution to Parent		(20,656)
Net cash used in financing activities		(20,656)
Increase in cash and cash equivalents		-
Cash and cash equivalents:		
Beginning of year		-
End of year	$	-

See accompanying notes to financial statements.

(1) Nature of Operations

Cboe BZX Exchange, Inc. (the Company or Cboe), a wholly owned subsidiary of Cboe Global Markets, Inc. (the Parent), is an electronic market for the trading of listed cash equity securities and listed equity options in the United States (U.S.). The Company is headquartered in the Chicago, Illinois area with additional offices in Kansas City, Missouri and New York, New York. In addition to equity and options trading, the Company also lists Exchange Traded Products (ETPs) and provides market data products to its member firms.

On February 28, 2017, the Company's then Parent was acquired by Cboe Global Markets, Inc. In October 2017, the Company's name was changed from Bats BZX Exchange, Inc. to Cboe BZX Exchange, Inc.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent applicable to the Company as disclosed. See Note 3 for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board (FASB) to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States (GAAP) in these footnotes are to the FASB Accounting Standards Codification (ASC or Codification).

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits and the receivable for market data fees.

(d) Cash and Cash Equivalents

The Company's cash and cash equivalents are exposed to concentrations of credit risk. The Company maintains cash at various financial institutions and brokerage firms which, at times, may be in excess of the federal depository insurance limit. The Company's management regularly monitors these institutions and believes that the potential for future loss is remote. The Company considers all liquid investments with original or acquired maturities of three months or less to be cash equivalents. The Company's operations are funded by its Parent through a centralized treasury function.

(e) ***Accounts Receivable***

Accounts receivable represent amounts due from the Company's member firms and market data distributors and are carried at cost. On a periodic basis, management evaluates the Company's receivables and determines if an allowance for uncollectible accounts receivable based on anticipated collections is required. In circumstances where a specific member firm's or market data distributor's inability to meet its financial obligations is probable, the Company records a specific provision for uncollectible accounts against amounts due to reduce the receivable to the amount the Company estimates will be collected.

(f) ***Property and Equipment, Net***

Property and equipment, net is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated lives of the assets, generally ranging from three to seven years. Expenditures for repairs and maintenance are charged to expense as incurred.

Long-lived assets to be held and used are reviewed to determine whether any events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. The Company bases this evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. If such impairment indicators are present that would indicate that the carrying amount of any asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flow analysis of the asset at the lowest level for which identifiable cash flows exist. In the event of impairment, the Company recognizes a loss for the difference between the carrying amount and the estimated fair value of the asset as measured using quoted market prices or, in the absence of quoted market prices, a discounted cash flow analysis.

(g) ***Income Taxes***

Deferred taxes are recorded on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than

50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for uncertain tax positions. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(h) Revenue Recognition

As of January 1, 2017, the Company adopted ASU 2014-09 Revenue from Contracts with Customers - Topic 606 and all subsequent ASUs that modified ASC 606. The Company elected to apply the ASU and all subsequent ASUs retrospectively, and the implementation of the guidance had no material impact on the measurement or recognition of revenue. The statement of income presents revenue at the disaggregated level for relevant revenue streams.

Transaction Fees and Liquidity Payments

Under the Company's "maker-taker" pricing model, a member posting an order (the liquidity maker) is paid a rebate (recorded in liquidity payments) for an execution occurring against that order, and a member executing against an order resting on the Company's book (the liquidity taker) is charged a fee (recorded in transaction fees). Transaction fees and liquidity payments are considered earned and incurred upon execution of a trade, are recognized on a trade-date basis and are recorded on a gross basis in revenues and cost of revenues.

Access Fees

Access fees represent fees assessed for the opportunity to trade, including fees for trading related functionality across all segments. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Exchange Services and Other Fees

To facilitate trading, the Company offers technology services consisting primarily of physical connectivity related to the Company's electronic market that are earned and recognized on a monthly basis

Market Data Fees

Market data fees are earned from U.S. tape plans, including the Unlisted Trading Privileges Plan (UTP), the Consolidated Tape Association Plan (CTA), and the Options Price Reporting Authority, LLC (OPRA), and also proprietary market data products. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by Securities and Exchange Commission (SEC) Regulation NMS that takes into account both trading and quoting activity. Market data fees from OPRA are allocated based upon the share of total options transactions cleared for each of the OPRA members. The Company also charges data subscribers directly for proprietary market data. The proprietary market data fees are recognized monthly, as the subscription fees are earned.

Regulatory Transaction and Section 31 Fees

The Company, as a U.S. exchange, is assessed Section 31 fees pursuant to the Securities Exchange Act of 1934, as amended (Exchange Act). Section 31 fees are assessed on the notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company, in turn, assesses regulatory transaction fees to its members that are designed to equal the Section 31 fees. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid.

(3) Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2017 (in thousands):

Accounts payable	$	13,267
Accrued liabilities		150
	$	13,417

(4) Related Party Transactions

Prior to the sale of the Parent to Cboe Global Markets, certain affiliates of stockholders of the Parent conducted trading activity through the Company. The Company routed certain trades to other market centers through an affiliated broker-dealer. Based upon intercompany arrangements in place at the time, the Company remitted the revenue earned from customers for routing these transactions to the affiliated broker-dealer. The total expense associated with these arrangements, prior to the acquisition, was $0.2 million and is included in routing and clearing in the statement of income.

The Company utilizes property and equipment that are held at the Parent level. The Company also records expenses allocated from the Parent for various operating expenses. Similar results may not be achievable on an arm's length basis. The following table presents the Company's allocation of expenses from the Parent for the year ended December 31, 2017 (in thousands):

Compensation and benefits	$	19,094
Management fee		4,394
Technology support services		4,222
Professional fees and outside services		1,164

(In thousands)

Travel and promotional expenses	1,459
Facilities costs	961
Other expenses	770
	$ 32,064

(5) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2017:

Deferred tax assets:	
Deferred revenue	$ 113
Property and equipment	124
Intangible assets	115
Unrecognized tax benefits	2,658
Total deferred tax assets	$ 3,010

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Management believes it is more likely than not that the deferred tax assets will be realized based upon expectations of future taxable income.

The income tax provision for the year ended December 31, 2017 consists of the following:

Current tax expense:	
Federal	$ 31,100
State	8,835
Total current tax expense	39,935
Deferred income tax (benefit) expense:	
Federal	1,447
State	(105)
Income tax provision	$ 41,277

(continued)

(In thousands)

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to income before income tax provision for the year ended December 31, 2017 due to the following:

Computed "expected" tax provision	$ 34,067	35.0%
(Decrease) increase in income tax resulting from:		
Section 199 benefits	(1,383)	(1.4)%
State income taxes	5,066	5.2%
Impact of federal and state rate changes, net	1,277	1.3%
Change of unrecognized tax benefits	2,150	2.2%
Other	100	0.1%
Income tax provision	$ 41,277	42.4%

A reconciliation of the unrecognized tax benefits for the year ended December 31, 2017 is as follows:

Balance at beginning of year	$ 10,212
Additions for current year tax positions	1,388
Additions for prior year tax positions	485
Reductions for prior year tax positions	(55)
Reductions related to expirations of statute of limitations	(457)
Balance at end of year	$ 11,573

Reductions to uncertain tax positions from the lapse of the applicable statutes of limitations are estimated to be approximately $0.3 million.

At December 31, 2017, the Company had $11.2 million of unrecognized tax benefits, net of federal benefit that, if recognized, would affect the effective tax rate. The Company had accrued interest and penalties of $2.3 million related to uncertain tax positions at December 31, 2017. Total interest and penalties increased $0.8 million in 2017.

On December 22, 2017 the U.S. enacted the Tax Cuts and Jobs Act (the "Jobs Act"). The Jobs Act significantly changes U.S. corporate income tax laws by, among other things, reducing the U.S. corporate income tax rate to 21% starting in 2018. The Company expects a significant reduction in its overall effective tax rate in 2018. In 2017, the Company recorded net tax expense of $1.3 million associated with the impact of the Jobs Act due to the re-measurement of net deferred tax assets.

The Company's open tax years are generally 2014 through 2017. The Company is currently under a U.S. federal income tax examination for tax years 2011, 2012 and 2013 and under income tax

(continued)

(In thousands)

examinations in certain states. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

(6) Commitments and Contingencies

Legal Proceedings

From time to time the Company is involved in various legal proceedings arising in the ordinary course of business. The Company does not believe that the outcome of any of the reviews, inspections or other legal proceedings will have a material impact on the statement of financial position, results of operations or cash flows; however, litigation is subject to many uncertainties, and the outcome of individual litigated matters is not predictable with assurance.

Securities Industry and Financial Markets Association ("SIFMA") has filed a number of denial of access applications with the SEC to set aside proposed rule changes to establish or modify fees for Bats market data products and related services. Each application is being held in abeyance pending a decision on a separate SIFMA denial of access application held before the SEC's Chief Administrative Law Judge, or "ALJ", regarding fees proposed by Nasdaq and the NYSE for their respective market data products. On June 1, 2016, the ALJ issued a decision rejecting SIFMA's denial of access challenge to the Nasdaq and NYSE fees at issue, concluding that the exchanges do not enjoy monopoly pricing power over their depth of book feeds. On July 19, 2016, SIFMA petitioned the SEC for review of the ALJ decision. An adverse ruling in that matter could cause the SEC to more closely examine exchange market data fees, which in turn could result in the Company having to reduce the fees it charges for market data.

On April 18, 2014, the City of Providence, Rhode Island filed a securities class action lawsuit in the Southern District of New York against the Company, as well as 14 other securities exchanges. The action purports to be brought on behalf of all public investors who purchased and/or sold shares of stock in the United States since April 18, 2009 on a registered public stock exchange ("Exchange Defendants") or a U.S.-based alternate trading venue and were injured as a result of the alleged misconduct detailed in the complaint, which includes allegations that the Exchange Defendants committed fraud through a variety of business practices associated with, among other things, what is commonly referred to as high frequency trading. On May 2, 2014 and May 20, 2014, American European Insurance Company and Harel Insurance Co., Ltd. each filed substantially similar class action lawsuits against the Exchange Defendants which were ultimately consolidated with the City of Providence, Rhode Island securities class action lawsuit. On June 18, 2015, the Southern District of New York (the "Lower Court") held oral argument on the pending Motion to Dismiss and thereafter, on August 26, 2015, the Lower Court issued an Opinion and Order granting Exchange Defendants' Motion to Dismiss, dismissing the complaint in full. Plaintiff filed a Notice of Appeal of the dismissal on September 24, 2015 and its appeal brief on January 7, 2016. Respondent's brief was filed on April 7, 2016 and oral argument was held on August 24, 2016. Following oral argument, the Court of Appeals issued an order requesting that the SEC submit an amicus brief on whether the Lower Court had jurisdiction and whether the Exchange Defendants have immunity in the claims alleged. The SEC filed its amicus brief with the Court of Appeals on November 28, 2016 and Plaintiff and the Exchange Defendants filed their respective supplemental response briefs on December 12,

(In thousands)

2016. On December 19, 2017, the Court of Appeals reversed the Lower Court's dismissal and remanded the case back to the Lower Court. On March 13, 2018, the Court of Appeals denied the Exchange Defendants' motion for re-hearing. Exchange Defendants filed their opening brief for their motions to dismiss on May 18, 2018. Plaintiffs' responses were filed June 15, 2018 and Exchange Defendants' reply is due June 29, 2018. Given the preliminary nature of the proceedings, the Company is unable to estimate what, if any, liability may result from this litigation. However, the Company believes that the claims are without merit and intends to litigate the matter vigorously.

In addition, as a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine reviews and inspections by the SEC. From time to time the Company receives inquiries and investigative requests from the SEC's Office of Compliance Inspections and Examinations as well as the Division of Enforcement seeking information about compliance with the federal securities laws as well as members' compliance with the federal securities laws.

(7) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2017 through June 28, 2018, the date the financial statements were issued.

There have been no subsequent events that have occurred during such period that would require disclosure in, or adjustment to, the financial statements as of and for the year ended December 31, 2017.

Cboe BYX Exchange, Inc.

(formerly known as Bats BYX Exchange, Inc.)

Financial Statements

As of and for the Year ended December 31, 2017

(With Independent Auditors' Report Thereon)

Cboe BYX Exchange, Inc.

Table of Contents

Deloitte.

Deloitte & Touche LLP
111 South Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Cboe BYX Exchange, Inc.:

We have audited the accompanying financial statements of Cboe BYX Exchange, Inc. (the "Company"), which comprise the statement of financial condition as of December 31, 2017, and the related statements of income, changes in stockholder's deficit, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cboe BYX Exchange, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Cboe BYX Exchange, Inc.
Statement of Financial Condition
December 31, 2017
(In thousands)

Assets

Current assets:		
Accounts receivable	$	18,828
Total current assets		18,828
Deferred income taxes		864
Other assets		1,142
Total assets	$	20,834

Liabilities and Stockholder's Deficit

Current liabilities:		
Accounts payable	$	3,760
Section 31 fees payable		22,812
Intercompany payable		138
Other current liabilities		328
Total current liabilities		27,038
Unrecognized tax benefits		3,630
Stockholder's deficit:		
Accumulated deficit		(9,834)
Total stockholder's deficit		(9,834)
Total liabilities and stockholder's deficit	$	20,834

See accompanying notes to financial statements.

Cboe BYX Exchange, Inc.

Statement of Income

Year ended December 31, 2017

(In thousands)

Revenues:		
Transaction fees	$	149,107
Access fees		9,864
Market data fees		26,165
Exchange services and other fees		5,780
Regulatory transaction fees		62,557
Other revenue		418
Total revenues		253,891
Cost of revenues:		
Liquidity payments		131,534
Routing and clearing		6,168
Section 31 fees		62,557
Total cost of revenues		200,259
Revenues less cost of revenues		53,632
Operating expenses:		
Compensation and benefits		8,093
Management fee		2,030
Technology support services		3,097
Professional fees and outside services		2,995
Travel and promotional expenses		789
Facilities costs		443
Other expenses		442
Total operating expenses		17,889
Income before income tax provision		35,743
Income tax provision		14,875
Net income	$	20,868

See accompanying notes to financial statements.

Cboe BYX Exchange, Inc.
Statement of Changes in Stockholder's Deficit
Year ended December 31, 2017
(In thousands)

	Accumulated deficit	Total stockholder's deficit
Balance at December 31, 2016	$ (28,739)	$ (28,739)
Distribution to Parent	(1,963)	(1,963)
Net income	20,868	20,868
Balance at December 31, 2017	$ (9,834)	$ (9,834)

See accompanying notes to financial statements.

Cboe BYX Exchange, Inc.
Statement of Cash Flows
Year ended December 31, 2017
(In thousands)

Cash flows from operating activities:		
Net income	$	20,868
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income taxes		371
Changes in assets and liabilities:		
Receivables		(1,544)
Intercompany payable		(21,578)
Other assets		(1,074)
Accounts payable		(700)
Unrecognized tax benefits		1,381
Section 31 fees payable		4,239
Net cash provided by operating activities		1,963
Cash flows from financing activities:		
Distribution to Parent		(1,963)
Net cash used in financing activities		(1,963)
Increase in cash and cash equivalents		-
Cash and cash equivalents:		
Beginning of year		-
End of year	$	-

See accompanying notes to financial statements.

(1) Nature of Operations

Cboe BYX Exchange, Inc. (the Company or Cboe), a wholly owned subsidiary of Cboe Global Markets, Inc. (the Parent), is an electronic market for the trading of listed cash equity securities in the United States (U.S.). The Company is headquartered in Chicago, Illinois with additional offices in Kansas City, Missouri and New York, New York.

On February 28, 2017, the Company's then Parent was acquired by Cboe Global Markets, Inc. In October 2017, the Company's name was changed from Bats BYX Exchange, Inc. to Cboe BYX Exchange, Inc.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent applicable to the Company as disclosed. See Note 3 for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board (FASB) to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States (GAAP) in these footnotes are to the FASB Accounting Standards Codification (ASC or Codification).

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(d) Cash and Cash Equivalents

The Company's cash and cash equivalents are exposed to concentrations of credit risk. The Company maintains cash at various financial institutions and brokerage firms which, at times, may be in excess of the federal depository insurance limit. The Company's management regularly monitors these institutions and believes that the potential for future loss is remote. The Company considers all liquid investments with original or acquired maturities of three months or less to be cash equivalents. The Company's operations are funded by its Parent through a centralized treasury function.

(e) ***Accounts Receivable***

Accounts receivable represent amounts due from the Company's member firms and market data distributors and are carried at cost. On a periodic basis, management evaluates the Company's receivables and determines if an allowance for uncollectible accounts receivable based on anticipated collections is required. In circumstances where a specific member firm's or market data distributor's inability to meet its financial obligations is probable, the Company records a specific provision for uncollectible accounts against amounts due to reduce the receivable to the amount the Company estimates will be collected.

(f) ***Property and Equipment, Net***

Property and equipment, net is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated lives of the assets, generally ranging from three to seven years. Expenditures for repairs and maintenance are charged to expense as incurred.

Long-lived assets to be held and used are reviewed to determine whether any events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. The Company bases this evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. If such impairment indicators are present that would indicate that the carrying amount of any asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flow analysis of the asset at the lowest level for which identifiable cash flows exist. In the event of impairment, the Company recognizes a loss for the difference between the carrying amount and the estimated fair value of the asset as measured using quoted market prices or, in the absence of quoted market prices, a discounted cash flow analysis.

(g) ***Income Taxes***

Deferred taxes are recorded on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for uncertain tax positions. The

(In thousands)

Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(h) ***Revenue Recognition***

As of January 1, 2017, the Company adopted ASU 2014-09 Revenue from Contracts with Customers - Topic 606 and all subsequent ASUs that modified ASC 606. The Company elected to apply the ASU and all subsequent ASUs retrospectively, and the implementation of the guidance had no material impact on the measurement or recognition of revenue. The statement of income presents revenue at the disaggregated level for relevant revenue streams.

Transaction Fees and Liquidity Payments

Under the Company's "taker-maker" pricing model, a liquidity taker is paid a rebate (recorded in liquidity payments) for an execution occurring against that order and a liquidity maker is charged a fee (recorded in transaction fees) for posting such an order. Transaction fees and liquidity payments are considered earned and incurred upon execution of a trade, are recognized on a trade-date basis and are recorded on a gross basis in revenues and cost of revenues.

Access Fees

Access fees represent fees assessed for the opportunity to trade, including fees for trading related functionality across all segments. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Exchange Services and Other Fees

To facilitate trading, the Company offers technology services consisting primarily of physical connectivity related to the Company's electronic market that are earned and recognized on a monthly basis

Market Data Fees

Market data fees are earned from U.S. tape plans, including the Unlisted Trading Privileges Plan (UTP), and the Consolidated Tape Association Plan (CTA), and also proprietary market data products. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by Securities and Exchange Commission (SEC) Regulation NMS that takes into account both trading and quoting activity. The Company also charges data subscribers directly for proprietary market data. The proprietary market data fees are recognized monthly, as the subscription fees are earned.

Regulatory Transaction and Section 31 Fees

The Company, as a U.S. exchange, is assessed Section 31 fees pursuant to the Securities Exchange Act of 1934, as amended (Exchange Act). Section 31 fees are assessed on the notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company, in turn, assesses regulatory transaction fees to its members that are designed to equal the Section 31 fees. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid.

(3) Related Party Transactions

Prior to the sale of the Parent to Cboe Global Markets, certain affiliates of stockholders of the Parent conducted trading activity through the Company. The Company routed certain trades to other market centers through an affiliated broker-dealer. Based upon intercompany arrangements in place at that time, the Company remitted the revenue earned from customers for routing these transactions to the affiliated broker-dealer. The total expense associated with these arrangements, prior to the acquisition, was $197 thousand and is included in routing and clearing in the statement of income.

The Company utilizes property and equipment that are held at the Parent level. The Company also records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. Similar results may not be achievable on an arm's length basis. The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries for the year ended December 31, 2017 (in thousands):

Compensation and benefits	$ 8,093
Management fee	2,030
Technology support services	2,355
Professional fees and outside services	661
Travel and promotional expenses	789
Facilities costs	443
Other expenses	442
	$ 14,813

(4) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2017:

Deferred tax assets:	
Deferred revenue	$ 90
Property and equipment	5
Intangible assets	76
Unrecognized tax benefits	692
Other	1
Total deferred tax assets	$ 864

(continued)

(In thousands)

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Management believes it is more likely than not that the deferred tax assets will be realized based upon expectations of future taxable income.

The income tax provision for the year ended December 31, 2017 consists of the following:

Current tax expense:	
Federal	$ 11,464
State	3,040
Total current tax expense	14,504
Deferred income tax (benefit) expense:	
Federal	395
State	(24)
Income tax provision	$ 14,875

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to income before income tax provision for the year ended December 31, 2017 due to the following:

Computed "expected" tax provision	$ 12,510	35.0%
(Decrease) increase in income tax resulting from:		
Section 199 benefits	(405)	(1.1)%
State income taxes	1,744	4.9%
Impact of federal and state rate changes, net	341	1.0%
Change of unrecognized tax benefits	669	1.9%
Other	16	0.0%
Income tax provision	$ 14,875	41.7%

A reconciliation of the unrecognized tax benefits for the year ended December 31, 2017 is as follows:

Balance at beginning of year	$ 2,688
Additions for current year tax positions	471
Additions for prior year tax positions	107

(continued)

(In thousands)

Reductions for prior year tax positions	(20)
Reductions related to expirations of statute of limitations	(89)
Balance at end of year	$ 3,157

Reductions to uncertain tax positions from the lapse of the applicable statutes of limitations are estimated to be approximately $0.1 million.

At December 31, 2017, the Company had $2.9 million of unrecognized tax benefits, net of federal benefit that, if recognized, would affect the effective tax rate. The Company had accrued interest and penalties of $0.7 million related to uncertain tax positions at December 31, 2017. Total interest and penalties increased $0.2 million in 2017.

On December 22, 2017 the U.S. enacted the Tax Cuts and Jobs Act (the "Jobs Act"). The Jobs Act significantly changes U.S. corporate income tax laws by, among other things, reducing the U.S. corporate income tax rate to 21% starting in 2018. The Company expects a significant reduction in its overall effective tax rate in 2018. In 2017, the Company recorded net tax expense of $0.3 million associated with the impact of the Jobs Act due to the re-measurement of net deferred tax assets.

The Company's open tax years are generally 2014 through 2017. The Company is currently under a U.S. federal income tax examination for tax years 2011, 2012 and 2013 and under income tax examinations in certain states. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

(5) Commitments and Contingencies

Legal Proceedings

From time to time the Company is involved in various legal proceedings arising in the ordinary course of business. The Company does not believe that the outcome of any of the reviews, inspections or other legal proceedings will have a material impact on the statement of financial position, results of operations or cash flows; however, litigation is subject to many uncertainties, and the outcome of individual litigated matters is not predictable with assurance.

Securities Industry and Financial Markets Association ("SIFMA") has filed a number of denial of access applications with the SEC to set aside proposed rule changes to establish or modify fees for Bats market data products and related services. Each application is being held in abeyance pending a decision on a separate SIFMA denial of access application held before the SEC's Chief Administrative Law Judge, or "ALJ", regarding fees proposed by Nasdaq and the NYSE for their respective market data products. On June 1, 2016, the ALJ issued a decision rejecting SIFMA's denial of access challenge to the Nasdaq and NYSE fees at issue, concluding that the exchanges do not enjoy monopoly pricing power over their depth of book feeds. On July 19, 2016, SIFMA petitioned the SEC for review of the ALJ decision. An adverse ruling in that matter could cause the SEC to more closely examine exchange market data fees, which in turn could result in the Company having to reduce the fees it charges for market data.

(In thousands)

On April 18, 2014, the City of Providence, Rhode Island filed a securities class action lawsuit in the Southern District of New York against the Company, as well as 14 other securities exchanges. The action purports to be brought on behalf of all public investors who purchased and/or sold shares of stock in the United States since April 18, 2009 on a registered public stock exchange ("Exchange Defendants") or a U.S.-based alternate trading venue and were injured as a result of the alleged misconduct detailed in the complaint, which includes allegations that the Exchange Defendants committed fraud through a variety of business practices associated with, among other things, what is commonly referred to as high frequency trading. On May 2, 2014 and May 20, 2014, American European Insurance Company and Harel Insurance Co., Ltd. each filed substantially similar class action lawsuits against the Exchange Defendants which were ultimately consolidated with the City of Providence, Rhode Island securities class action lawsuit. On June 18, 2015, the Southern District of New York (the "Lower Court") held oral argument on the pending Motion to Dismiss and thereafter, on August 26, 2015, the Lower Court issued an Opinion and Order granting Exchange Defendants' Motion to Dismiss, dismissing the complaint in full. Plaintiff filed a Notice of Appeal of the dismissal on September 24, 2015 and its appeal brief on January 7, 2016. Respondent's brief was filed on April 7, 2016 and oral argument was held on August 24, 2016. Following oral argument, the Court of Appeals issued an order requesting that the SEC submit an amicus brief on whether the Lower Court had jurisdiction and whether the Exchange Defendants have immunity in the claims alleged. The SEC filed its amicus brief with the Court of Appeals on November 28, 2016 and Plaintiff and the Exchange Defendants filed their respective supplemental response briefs on December 12, 2016. On December 19, 2017, the Court of Appeals reversed the Lower Court's dismissal and remanded the case back to the Lower Court. On March 13, 2018, the Court of Appeals denied the Exchange Defendants' motion for re-hearing. Exchange Defendants filed their opening brief for their motions to dismiss on May 18, 2018. Plaintiffs' responses were filed June 15, 2018 and Exchange Defendants' reply is due June 29, 2018. Given the preliminary nature of the proceedings, the Company is unable to estimate what, if any, liability may result from this litigation. However, the Company believes that the claims are without merit and intends to litigate the matter vigorously.

In addition, as a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine reviews and inspections by the SEC. From time to time the Company receives inquiries and investigative requests from the SEC's Office of Compliance Inspections and Examinations as well as the Division of Enforcement seeking information about compliance with the federal securities laws as well as members' compliance with the federal securities laws.

(6) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2017 through June 28, 2018, the date the financial statements were issued.

There have been no subsequent events that have occurred during such period that would require disclosure in, or adjustment to, the financial statements as of and for the year ended December 31, 2017.

Cboe EDGA Exchange, Inc.

(formerly known as Bats EDGA Exchange, Inc.)

Financial Statements

As of and for the Year ended December 31, 2017

(With Independent Auditors' Report Thereon)

Cboe EDGA Exchange, Inc.

Table of Contents

Deloitte.

Deloitte & Touche LLP
111 South Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Cboe EDGA Exchange, Inc.:

We have audited the accompanying financial statements of Cboe EDGA Exchange, Inc. (the "Company"), which comprise the statement of financial condition as of December 31, 2017, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cboe EDGA Exchange, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Cboe EDGA Exchange, Inc.

Statement of Financial Condition

December 31, 2017

(In thousands)

Assets		
Current assets:		
Accounts receivable	$	7,819
Intercompany receivable		23,364
Total current assets		31,183
Deferred income taxes		804
Other assets		1,142
Total assets	$	33,129
Liabilities and Stockholder's Equity		
Current liabilities:		
Accounts payable	$	15
Section 31 fees payable		7,494
Other current liabilities		303
Total current liabilities		7,812
Unrecognized tax benefits		3,607
Stockholder's equity:		
Retained earnings		21,710
Total stockholder's equity		21,710
Total liabilities and stockholder's equity	$	33,129

See accompanying notes to financial statements.

Cboe EDGA Exchange, Inc.
Statement of Income
Year ended December 31, 2017
(In thousands)

Revenues:		
Transaction fees	$	31,682
Access fees		9,923
Market data fees		13,756
Exchange services and other fees		5,780
Regulatory transaction fees		29,162
Other revenue		469
Total revenues		90,772
Cost of revenues:		
Liquidity payments		3,814
Section 31 fees		29,162
Routing and clearing		13,714
Total cost of revenues		46,690
Revenues less cost of revenues		44,082
Operating expenses:		
Compensation and benefits		2,986
Management fee		749
Technology support services		1,372
Professional fees and outside services		1,951
Travel and promotional expenses		291
Facilities costs		158
Other expenses		163
Total operating expenses		7,670
Income before income tax provision		36,412
Income tax provision		16,120
Net income	$	20,292

See accompanying notes to financial statements.

Cboe EDGA Exchange, Inc.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2017

(In thousands)

	Retained earnings	Total stockholder's equity
Balance at December 31, 2016	$ 10,265	$ 10,265
Distribution to Parent	(8,847)	(8,847)
Net income	20,292	20,292
Balance at December 31, 2017	$ 21,710	$ 21,710

See accompanying notes to financial statements.

Cboe EDGA Exchange, Inc.

Statement of Cash Flows

Year ended December 31, 2017

(In thousands)

Cash flows from operating activities:		
Net income	$	20,292
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income taxes		(106)
Changes in assets and liabilities:		
Accounts receivable		2,476
Intercompany receivable		(10,462)
Other assets		(1,072)
Accounts payable		(57)
Unrecognized tax benefits		1,782
Section 31 fees payable		(4,001)
Other liabilities		(5)
Net cash provided by operating activities		8,847
Cash flows from financing activities:		
Distribution to Parent		(8,847)
Net cash used in financing activities		(8,847)
Increase in cash and cash equivalents		-
Cash and cash equivalents:		
Beginning of year		-
End of year	$	-

See accompanying notes to financial statements.

(1) Nature of Operations

Cboe EDGA Exchange, Inc. (the Company or EDGA), a wholly owned subsidiary of Cboe Global Markets, Inc. (the Parent), is an electronic market for the trading of listed cash equity securities in the United States (U.S.). The Company is headquartered in Chicago, Illinois, with additional offices in Kansas City, Missouri and New York, New York.

On February 28, 2017, the Company's then Parent was acquired by Cboe Global Markets, Inc. In October 2017, the Company's name was changed from Bats EDGA Exchange, Inc. to Cboe EDGA Exchange, Inc.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent applicable to the Company as disclosed. See Note 3 for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board (FASB) to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States (GAAP) in these footnotes are to the FASB Accounting Standards Codification (ASC or Codification).

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(d) Cash and Cash Equivalents

The Company's cash and cash equivalents are exposed to concentrations of credit risk. The Company maintains cash at various financial institutions and brokerage firms which, at times, may be in excess of the federal depository insurance limit. The Company's management regularly monitors these institutions and believes that the potential for future loss is remote. The Company considers all liquid investments with original or acquired maturities of three months or less to be cash equivalents. The Company's operations are funded by its Parent through a centralized treasury function.

(e) ***Accounts Receivable***

Accounts receivable represent amounts due from the Company's member firms and market data distributors and are carried at cost. On a periodic basis, management evaluates the Company's receivables and determines if an allowance for uncollectible accounts receivable based on anticipated collections is required. In circumstances where a specific member firm's or market data distributor's inability to meet its financial obligations is probable, the Company records a specific provision for uncollectible accounts against amounts due to reduce the receivable to the amount the Company estimates will be collected.

(f) ***Income Taxes***

Deferred taxes are recorded on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for uncertain tax positions. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(g) ***Revenue Recognition***

As of January 1, 2017, the Company adopted ASU 2014-09 Revenue from Contracts with Customers - Topic 606 and all subsequent ASUs that modified ASC 606. The Company elected to apply the ASU and all subsequent ASUs retrospectively, and the implementation of the guidance had no material impact on the measurement or recognition of revenue. The statement of income presents revenue at the disaggregated level for relevant revenue streams.

Transaction Fees and Liquidity Payments

The Company's "fee-fee" pricing model provides that a low fee is assessed for both the liquidity maker and the liquidity provider. Transaction fees are assessed and are considered earned upon the execution of a trade, are recognized on a trade date basis and are recorded on a gross basis in revenues and cost of revenues.

Access Fees

Access fees represent fees assessed for the opportunity to trade, including fees for trading related functionality across all segments. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Exchange Services and Other Fees

To facilitate trading, the Company offers technology services consisting primarily of physical connectivity related to the Company's electronic market that are earned and recognized on a monthly basis

Market Data Fees

Market data fees are earned from U.S. tape plans, including the Unlisted Trading Privileges Plan (UTP) and the Consolidated Tape Association Plan (CTA), and also proprietary market data products. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by Securities and Exchange Commission (SEC) Regulation NMS that takes into account both trading and quoting activity. The Company also charges data subscribers directly for proprietary market data. The proprietary market data fees are recognized monthly, as the subscription fees are earned.

Regulatory Transaction and Section 31 Fees

The Company, as a U.S. exchange, is assessed Section 31 fees pursuant to the Securities Exchange Act of 1934, as amended (Exchange Act). Section 31 fees are assessed on the notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company, in turn, assesses regulatory transaction fees to its members that are designed to equal the Section 31 fees. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid.

(3) Related Party Transactions

Prior to the sale of the Parent to Cboe Global Markets, certain affiliates of stockholders of the Parent conducted trading activity through the Company. The Company routed certain trades to other market centers through an affiliated broker-dealer. Based upon intercompany arrangements in place at that time, the Company remitted the revenue earned from customers for routing these transactions to the affiliated broker-dealer. The total expense associated with these arrangements, prior to the acquisition, was $0.4 million and is included in routing and clearing in the statement of income.

The Company utilizes property and equipment that are held at the Parent level. The Company also records expenses allocated from the Parent for various operating expenses. Similar results may not be achievable on an arm's length basis. The following table presents the Company's allocation of expenses from the Parent for the year ended December 31, 2017 (in thousands):

(In thousands)

Compensation and benefits	$	2,986
Management fee		749
Technology support services		839
Professional fees and outside services		232
Travel and promotional expenses		291
Facilities costs		158
Other expenses		163
	$	5,418

(4) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2017:

Deferred tax assets:		
Deferred revenue	$	84
Unrecognized tax benefits		720
Total deferred tax assets	$	804

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Management believes it is more likely than not that the deferred tax assets will be realized based upon expectations of future taxable income.

The income tax provision for the year ended December 31, 2017 consists of the following:

Current tax expense:		
Federal	$	11,731
State		4,496
Total current tax expense		16,227
Deferred income tax benefit:		
Federal		(71)
State		(36)
Income tax provision	$	16,120

(continued)

(In thousands)

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to income before income tax provision for the year ended December 31, 2017 due to the following:

Computed "expected" tax provision	$ 12,744	35.0%
(Decrease) increase in income tax resulting from:		
Section 199 benefits	(235)	(0.6)%
State income taxes	1,901	5.2%
Impact of federal and state rate changes, net	(109)	(0.3)%
Change of unrecognized tax benefits	1,782	4.9%
Other	37	0.1%
Income tax provision	$ 16,120	44.3%

A reconciliation of the unrecognized tax benefits for the year ended December 31, 2017 is as follows:

Balance at beginning of year	$ 1,781
Additions for current year tax positions	425
Additions for prior year tax positions	1,050
Reductions for prior year tax positions	(46)
Balance at end of year	$ 3,210

At December 31, 2017, the Company had $2.9 million of unrecognized tax benefits, net of federal benefit that, if recognized, would affect the effective tax rate. The Company had accrued interest and penalties of $0.4 million related to uncertain tax positions at December 31, 2017. Total interest and penalties increased $0.4 million in 2017.

On December 22, 2017 the U.S. enacted the Tax Cuts and Jobs Act (the "Jobs Act"). The Jobs Act significantly changes U.S. corporate income tax laws by, among other things, reducing the U.S. corporate income tax rate to 21% starting in 2018. The Company expects a significant reduction in its overall effective tax rate in 2018. In 2017, the Company recorded net tax expense of $0.1 million associated with the impact of the Jobs Act due to the re-measurement of net deferred tax assets.

The Company's open tax years are generally 2014 through 2017. The Company is currently under a U.S. federal income tax examination for tax years 2011, 2012 and 2013 and under income tax examinations in certain states. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

(In thousands)

(5) Commitments and Contingencies

Legal Proceedings

From time to time the Company is involved in various legal proceedings arising in the ordinary course of business. The Company does not believe that the outcome of any of the reviews, inspections or other legal proceedings will have a material impact on the statement of financial position, results of operations or cash flows; however, litigation is subject to many uncertainties, and the outcome of individual litigated matters is not predictable with assurance.

Securities Industry and Financial Markets Association ("SIFMA") has filed a number of denial of access applications with the SEC to set aside proposed rule changes to establish or modify fees for Bats market data products and related services. Each application is being held in abeyance pending a decision on a separate SIFMA denial of access application held before the SEC's Chief Administrative Law Judge, or "ALJ", regarding fees proposed by Nasdaq and the NYSE for their respective market data products. On June 1, 2016, the ALJ issued a decision rejecting SIFMA's denial of access challenge to the Nasdaq and NYSE fees at issue, concluding that the exchanges do not enjoy monopoly pricing power over their depth of book feeds. On July 19, 2016, SIFMA petitioned the SEC for review of the ALJ decision. An adverse ruling in that matter could cause the SEC to more closely examine exchange market data fees, which in turn could result in the Company having to reduce the fees it charges for market data.

On April 18, 2014, the City of Providence, Rhode Island filed a securities class action lawsuit in the Southern District of New York against the Company, as well as 14 other securities exchanges. The action purports to be brought on behalf of all public investors who purchased and/or sold shares of stock in the United States since April 18, 2009 on a registered public stock exchange ("Exchange Defendants") or a U.S.-based alternate trading venue and were injured as a result of the alleged misconduct detailed in the complaint, which includes allegations that the Exchange Defendants committed fraud through a variety of business practices associated with, among other things, what is commonly referred to as high frequency trading. On May 2, 2014 and May 20, 2014, American European Insurance Company and Harel Insurance Co., Ltd. each filed substantially similar class action lawsuits against the Exchange Defendants which were ultimately consolidated with the City of Providence, Rhode Island securities class action lawsuit. On June 18, 2015, the Southern District of New York (the "Lower Court") held oral argument on the pending Motion to Dismiss and thereafter, on August 26, 2015, the Lower Court issued an Opinion and Order granting Exchange Defendants' Motion to Dismiss, dismissing the complaint in full. Plaintiff filed a Notice of Appeal of the dismissal on September 24, 2015 and its appeal brief on January 7, 2016. Respondent's brief was filed on April 7, 2016 and oral argument was held on August 24, 2016. Following oral argument, the Court of Appeals issued an order requesting that the SEC submit an amicus brief on whether the Lower Court had jurisdiction and whether the Exchange Defendants have immunity in the claims alleged. The SEC filed its amicus brief with the Court of Appeals on November 28, 2016 and Plaintiff and the Exchange Defendants filed their respective supplemental response briefs on December 12, 2016. On December 19, 2017, the Court of Appeals reversed the Lower Court's dismissal and remanded the case back to the Lower Court. On March 13, 2018, the Court of Appeals denied the Exchange Defendants' motion for re-hearing. Exchange Defendants filed their opening brief for their motions to dismiss on May 18, 2018. Plaintiffs' responses were filed June 15, 2018 and Exchange

Defendants' reply is due June 29, 2018. Given the preliminary nature of the proceedings, the Company is unable to estimate what, if any, liability may result from this litigation. However, the Company believes that the claims are without merit and intends to litigate the matter vigorously.

In addition, as a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine reviews and inspections by the SEC. From time to time the Company receives inquiries and investigative requests from the SEC's Office of Compliance Inspections and Examinations as well as the Division of Enforcement seeking information about compliance with the federal securities laws as well as members' compliance with the federal securities laws.

(6) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2017 through June 28, 2018, the date the financial statements were issued.

There have been no subsequent events that have occurred during such period that would require disclosure in, or adjustment to, the financial statements as of and for the year ended December 31, 2017.

Cboe EDGX Exchange, Inc.

(formerly known as Bats EDGX Exchange, Inc.)

Financial Statements

As of and for the Year ended December 31, 2017

(With Independent Auditors' Report Thereon)

Cboe EDGX Exchange, Inc.

Table of Contents

Deloitte.

Deloitte & Touche LLP
111 South Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Cboe EDGX Exchange, Inc.:

We have audited the accompanying financial statements of Cboe EDGX Exchange, Inc. (the "Company"), which comprise the statement of financial condition as of December 31, 2017, and the related statements of income, changes in stockholder's (deficit) equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cboe EDGX Exchange, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Cboe EDGX Exchange, Inc.
Statement of Financial Condition
December 31, 2017
(In thousands)

Assets

Current assets:		
Accounts receivable	$	32,974
Intercompany receivable		20,965
Other receivables		404
Total current assets		54,343
Deferred income taxes		424
Other assets		2,828
Total assets	$	57,595

Liabilities and Stockholder's Equity

Current liabilities:		
Accounts payable	$	10,570
Section 31 fees payable		32,898
Other current liabilities		335
Total current liabilities		43,803
Unrecognized tax benefits		1,887
Stockholder's equity:		
Retained Earnings		11,905
Total stockholder's equity		11,905
Total liabilities and stockholder's equity	$	57,595

See accompanying notes to financial statements.

Cboe EDGX Exchange, Inc.

Statement of Income

Year ended December 31, 2017

(In thousands)

Revenues:		
Transaction fees	$	320,640
Access fees		13,223
Market data fees		47,136
Exchange services and other fees		5,780
Regulatory transaction fees		97,179
Other revenue		1,118
Total revenues		485,076
Cost of revenues:		
Liquidity payments		294,861
Section 31 fees		96,447
Routing and clearing		6,792
Total cost of revenues		398,100
Revenues less cost of revenues		86,976
Operating expenses:		
Compensation and benefits		19,799
Management fee		2,909
Technology support services		5,260
Professional fees and outside services		4,062
Travel and promotional expenses		1,524
Facilities costs		1,001
Other expenses		805
Total operating expenses		35,360
Operating income		51,616
Non-operating income:		
Interest income		7
Income before income tax provision		51,623
Income tax provision		20,687
Net income	$	30,936

See accompanying notes to financial statements.

Cboe EDGX Exchange, Inc.

Statement of Changes in Stockholder's (Deficit) Equity

Year ended December 31, 2017

(In thousands)

	(Accumulated deficit) Retained earnings	Total stockholder's (deficit) equity
Balance at December 31, 2016	$ (33,412)	$ (33,412)
Contribution from Parent	14,381	14,381
Net income	30,936	30,936
Balance at December 31, 2017	$ 11,905	$ 11,905

See accompanying notes to financial statements.

Cboe EDGX Exchange, Inc.

Statement of Cash Flows

Year ended December 31, 2017

(In thousands)

Cash flows from operating activities:		
Net income	$	30,936
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income taxes		93
Changes in assets and liabilities:		
Receivables		2,599
Intercompany receivable		(42,626)
Other assets		(1,777)
Accounts payable		(1,915)
Unrecognized tax benefits		834
Section 31 fees payable		(2,537)
Other liabilities		12
Net cash used in operating activities		(14,381)
Cash flows from financing activities:		
Contribution from Parent		14,381
Net cash provided by financing activities		14,381
Increase in cash and cash equivalents		-
Cash and cash equivalents:		
Beginning of year		-
End of year	$	-

See accompanying notes to financial statements.

(1) Nature of Operations

Cboe EDGX Exchange, Inc. (the Company or EDGX), a wholly owned subsidiary of Cboe Global Markets, Inc. (the Parent), is an electronic market for the trading of listed cash equity securities and listed equity options in the United States (U.S.). The Company is headquartered in Chicago, Illinois, with additional offices in Kansas City, Missouri and New York, New York.

On February 28, 2017, the Company's then Parent was acquired by Cboe Global Markets, Inc. In October 2017, the Company's name was changed from Bats EDGX Exchange, Inc. to Cboe EDGX Exchange, Inc.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent applicable to the Company as disclosed. See Note 3 for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board (FASB) to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States (GAAP) in these footnotes are to the FASB Accounting Standards Codification (ASC or Codification).

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(d) Cash and Cash Equivalents

The Company's cash and cash equivalents are exposed to concentrations of credit risk. The Company maintains cash at various financial institutions and brokerage firms which, at times, may be in excess of the federal depository insurance limit. The Company's management regularly monitors these institutions and believes that the potential for future loss is remote. The Company considers all liquid investments with original or acquired maturities of three months or less to be cash equivalents. The Company's operations are funded by its Parent through a centralized treasury function.

(e) ***Accounts Receivable***

Accounts receivable represent amounts due from the Company's member firms and market data distributors and are carried at cost. On a periodic basis, management evaluates the Company's receivables and determines if an allowance for uncollectible accounts receivable based on anticipated collections is required. In circumstances where a specific member firm's or market data distributor's inability to meet its financial obligations is probable, the Company records a specific provision for uncollectible accounts against amounts due to reduce the receivable to the amount the Company estimates will be collected.

(f) ***Income Taxes***

Deferred taxes are recorded on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for uncertain tax positions. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(g) ***Revenue Recognition***

As of January 1, 2017, the Company adopted ASU 2014-09 Revenue from Contracts with Customers - Topic 606 and all subsequent ASUs that modified ASC 606. The Company elected to apply the ASU and all subsequent ASUs retrospectively, and the implementation of the guidance had no material impact on the measurement or recognition of revenue. The statement of income presents revenue at the disaggregated level for relevant revenue streams.

Transaction Fees and Liquidity Payments

Under the Company's "maker-taker" pricing model, a member posting an order (the liquidity maker) is paid a rebate (recorded in liquidity payments) for an execution occurring against that order, and a member executing against an order resting on the Company's book (the liquidity taker) is charged a fee (recorded in transaction fees). Transaction fees and liquidity payments are considered earned and incurred upon execution of a trade, are recognized on a trade-date basis and are recorded on a gross basis in revenues and cost of revenues.

Access Fees

Access fees represent fees assessed for the opportunity to trade, including fees for trading related functionality across all segments. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Exchange Services and Other Fees

To facilitate trading, the Company offers technology services consisting primarily of physical connectivity related to the Company's electronic market that are earned and recognized on a monthly basis

Market Data Fees

Market data fees are earned from U.S. tape plans, including the Unlisted Trading Privileges Plan (UTP), the Consolidated Tape Association Plan (CTA), and the Options Price Reporting Authority, LLC (OPRA), and also proprietary market data products. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by Securities and Exchange Commission (SEC) Regulation NMS that takes into account both trading and quoting activity. Market data fees from OPRA are allocated based upon the share of total options transactions cleared for each of the OPRA members. The Company also charges data subscribers directly for proprietary market data. The proprietary market data fees are recognized monthly, as the subscription fees are earned.

Regulatory Transaction and Section 31 Fees

The Company, as a U.S. exchange, is assessed Section 31 fees pursuant to the Securities Exchange Act of 1934, as amended (Exchange Act). Section 31 fees are assessed on the notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company, in turn, assesses regulatory transaction fees to its members that are designed to equal the Section 31 fees. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid.

(3) Related Party Transactions

Prior to the sale of the Parent to Cboe Global Markets, certain affiliates of stockholders of the Parent conducted trading activity through the Company. The Company routed certain trades to other market centers through an affiliated broker-dealer. Based upon intercompany arrangements in place at that time, the Company remitted the revenue earned from customers for routing these transactions to the affiliated broker-dealer. The total expense associated with these arrangements, prior to the acquisition, was $0.3 million and is included in routing and clearing in the statement of income.

The Company utilizes property and equipment that are held at the Parent level. The Company also records expenses allocated from the Parent for various operating expenses. Similar results may not be achievable on an arm's length basis. The following table presents the Company's allocation of expenses from the Parent for the year ended December 31, 2017 (in thousands):

Compensation and benefits	$	19,799
Management fee		2,909
Technology support services		4,363
Professional fees and outside services		1,154
Travel and promotional expenses		1,524
Facilities costs		1,001
Other expenses		805
	$	31,555

(4) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2017:

Deferred tax assets:		
Deferred revenue	$	91
Unrecognized tax benefits		333
Total deferred tax assets	$	424

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Management believes it is more likely than not that the deferred tax assets will be realized based upon expectations of future taxable income.

The income tax provision for the year ended December 31, 2017 consists of the following:

Current tax expense:		
Federal	$	16,287
State		4,308
Total current tax expense		20,595
Deferred income tax (benefit) expense:		

(continued)

(In thousands)

Federal		95
State		(3)
Income tax provision	$	20,687

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to income before income tax provision for the year ended December 31, 2017 due to the following:

Computed "expected" tax provision	$	18,068	35.0%
(Decrease) increase in income tax resulting from:			
Section 199 benefits		(703)	(1.4)%
State income taxes		2,457	4.8%
Impact of federal and state rate changes, net		45	0.1%
Change of unrecognized tax benefits		834	1.6%
Other		(14)	0.0%
Income tax provision	$	20,687	40.1%

A reconciliation of the unrecognized tax benefits for the year ended December 31, 2017 is as follows:

Balance at beginning of year	$	1,035
Additions for current year tax positions		754
Additions for prior year tax positions		23
Reductions for prior year tax positions		(15)
Balance at end of year	$	1,797

At December 31, 2017, the Company had $1.6 million of unrecognized tax benefits, net of federal benefit that, if recognized, would affect the effective tax rate. The Company had accrued interest and penalties of $0.1 million related to uncertain tax positions at December 31, 2017. Total interest and penalties increased $0.1 million in 2017.

On December 22, 2017 the U.S. enacted the Tax Cuts and Jobs Act (the "Jobs Act"). The Jobs Act significantly changes U.S. corporate income tax laws by, among other things, reducing the U.S. corporate income tax rate to 21% starting in 2018. The Company expects a significant reduction in its overall effective tax rate in 2018. In 2017, the Company recorded net tax expense of $0.1 million associated with the impact of the Jobs Act due to the re-measurement of net deferred tax assets.

(In thousands)

The Company's open tax years are generally 2014 through 2017. The Company is currently under a U.S. federal income tax examination for tax years 2011, 2012 and 2013 and under income tax examinations in certain states. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

(5) Commitments and Contingencies

Legal Proceedings

From time to time the Company is involved in various legal proceedings arising in the ordinary course of business. The Company does not believe that the outcome of any of the reviews, inspections or other legal proceedings will have a material impact on the statement of financial position, results of operations or cash flows; however, litigation is subject to many uncertainties, and the outcome of individual litigated matters is not predictable with assurance.

Securities Industry and Financial Markets Association ("SIFMA") has filed a number of denial of access applications with the SEC to set aside proposed rule changes to establish or modify fees for Bats market data products and related services. Each application is being held in abeyance pending a decision on a separate SIFMA denial of access application held before the SEC's Chief Administrative Law Judge, or "ALJ", regarding fees proposed by Nasdaq and the NYSE for their respective market data products. On June 1, 2016, the ALJ issued a decision rejecting SIFMA's denial of access challenge to the Nasdaq and NYSE fees at issue, concluding that the exchanges do not enjoy monopoly pricing power over their depth of book feeds. On July 19, 2016, SIFMA petitioned the SEC for review of the ALJ decision. An adverse ruling in that matter could cause the SEC to more closely examine exchange market data fees, which in turn could result in the Company having to reduce the fees it charges for market data.

On April 18, 2014, the City of Providence, Rhode Island filed a securities class action lawsuit in the Southern District of New York against the Company, as well as 14 other securities exchanges. The action purports to be brought on behalf of all public investors who purchased and/or sold shares of stock in the United States since April 18, 2009 on a registered public stock exchange ("Exchange Defendants") or a U.S.-based alternate trading venue and were injured as a result of the alleged misconduct detailed in the complaint, which includes allegations that the Exchange Defendants committed fraud through a variety of business practices associated with, among other things, what is commonly referred to as high frequency trading. On May 2, 2014 and May 20, 2014, American European Insurance Company and Harel Insurance Co., Ltd. each filed substantially similar class action lawsuits against the Exchange Defendants which were ultimately consolidated with the City of Providence, Rhode Island securities class action lawsuit. On June 18, 2015, the Southern District of New York (the "Lower Court") held oral argument on the pending Motion to Dismiss and thereafter, on August 26, 2015, the Lower Court issued an Opinion and Order granting Exchange Defendants' Motion to Dismiss, dismissing the complaint in full. Plaintiff filed a Notice of Appeal of the dismissal on September 24, 2015 and its appeal brief on January 7, 2016. Respondent's brief was filed on April 7, 2016 and oral argument was held on August 24, 2016. Following oral argument, the Court of Appeals issued an order requesting that the SEC submit an amicus brief on whether the Lower Court had jurisdiction and whether the Exchange Defendants have immunity in the claims alleged. The SEC filed its amicus brief with the Court of Appeals on November 28, 2016 and Plaintiff and the Exchange Defendants filed their respective supplemental response briefs on December 12, 2016. On

(In thousands)

December 19, 2017, the Court of Appeals reversed the Lower Court's dismissal and remanded the case back to the Lower Court. On March 13, 2018, the Court of Appeals denied the Exchange Defendants' motion for re-hearing. Exchange Defendants filed their opening brief for their motions to dismiss on May 18, 2018. Plaintiffs' responses were filed June 15, 2018 and Exchange Defendants' reply is due June 29, 2018. Given the preliminary nature of the proceedings, the Company is unable to estimate what, if any, liability may result from this litigation. However, the Company believes that the claims are without merit and intends to litigate the matter vigorously.

In addition, as a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine reviews and inspections by the SEC. From time to time the Company receives inquiries and investigative requests from the SEC's Office of Compliance Inspections and Examinations as well as the Division of Enforcement seeking information about compliance with the federal securities laws as well as members' compliance with the federal securities laws.

(6) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2017 through June 28, 2018, the date the financial statements were issued.

There have been no subsequent events that have occurred during such period that would require disclosure in, or adjustment to, the financial statements as of and for the year ended December 31, 2017.

Cboe Global Markets, Inc.
Consolidating Balance Sheet
Period Ending December 31, 2017
(unaudited)

	Cboe Bats LLC	BATS Global Markets Holdings	Cboe BZX Exchange, Inc	Cboe BYX Exchange, Inc.	Cboe Trading, Inc.	Direct Edge LLC	Cboe EDGX Exchange, Inc.
Cash and cash equivalents	33,211,989	-		-	11,476,844	-	-
Financial investments	46,764,481	-	-	-	698,544	-	-
Accounts receivable, net	188,879,884		2,860,326	-	71,734	-	606,441
Marketing fee receivable		-	-	-	-	-	-
Intercompany receivable	62,165,872	3,330,310	14,910,567	13,605,802	1,806,749	-	19,734,346
Income taxes receivable			-	-	-	-	-
Other prepaid expenses	(467,886)		-	-	-	-	-
Other current assets	6,259,148	-	-	-	8,261	-	-
Total current assets	255,136,565	3,330,310	17,720,880	13,635,882	14,064,672	-	20,136,804
Investments	673,792,388	644,532,258		-	-	(18,880,138)	-
Land			-	-	-	-	-
Property and equipment, net	29,848,488	-	87,935	-	-	-	-
Goodwill	2,390,765,438	-	-	-	15,628	-	-
Intangible assets, net	1,865,333,340		-	-	-	-	-
Software development work in progress			-	-	-	-	-
Data processing software and other assets		-	-	-	-	-	-
Deferred taxes	-		-	-	-	-	-
Prepaid assets - long term	-	-	-	-	-	-	-
Other assets	8,125,451	62,880	3,224,729	3,142,180	22,553	-	2,860,383
Total assets	4,716,908,036	670,900,457	31,042,544	14,777,380	13,900,854	(18,880,138)	22,987,185
Liabilities and Stockholders' Equity							
Current liabilities:							
Accounts payable and accrued liabilities	43,643,840	-	150,342	-	2,700,414	-	-
Marketing fee payable	648,186		-	-	-	-	-
Section 31 fees payable	-		35,133,353	22,811,704	710,176	-	32,880,034
Deferred revenue	53,884		407,500	317,500	-	-	345,000
Post-retirement benefit obligation	-		-	-	-	-	-
Income tax payable	-	-	-	-	-	-	-
Current portion of long-term debt	-	-	-	-	-	-	-
Current portion of contingent consideration liability		-	-	-	-	-	-
Unrecognized tax liabilities							
Total current liabilities	44,345,140	-	35,700,195	23,129,204	3,409,791	-	34,225,034

Cboe Global Markets, Inc.
Consolidating Income Statement
Three Months Ended December 31, 2017
(unaudited)

	Cboe Bats, LLC	BATS Global Markets Holdings	Cboe BZX Exchange, Inc.	Cboe BYX Exchange, Inc.	Cboe Trading, Inc.	Direct Edge, LLC	Cboe EDGX Exchange, Inc.
Transaction fees	-	-	37,675,022	17,096,494	3,837,864	-	25,679,447
Access fees	-	-	2,481,967	715,740	-	-	953,400
Exchange services and other fees	-	-	411,755	411,755	-	-	411,756
Market data fees	-	-	3,854,396	2,804,720	-	-	4,419,941
Regulatory fees	-	-	11,508,756	9,287,885	-	-	10,873,995
Other revenue	-	170,738	37,584	41,500	-	-	180,757
Total revenues	-	170,738	55,971,880	30,357,904	3,837,864	-	42,499,384
Cost of revenues							
Liquidity payments		-	33,789,122	17,041,113	-	-	22,545,137
Routing and clearing	-	-	-	-	3,351,726	-	-
Section 31 fees	-	-	11,310,163	9,287,695	-	-	10,729,953
Royalty fees		-	-	-	-	-	-
Other		-	-	-	4,682	-	-
Total cost of revenues		-	45,099,285	26,328,808	3,356,409	-	33,275,089
Operating expenses							
Compensation and benefits	3,333	-	1,162,954	925,586	78,554	-	1,228,770
Depreciation and amortization	35,715,718	-	232,013	176,326	-	-	(741,804)
Technology support services	(560,886)	-	682,100	453,847	242,985	-	659,560
Professional fees and outside services	(24,143,367)	-	446,308	333,167	14,505	-	861,463
Travel and promotional expenses	(715,231)	-	335,761	206,854	50,526	-	362,588
Facilities costs	(177,556)	170,738	152,123	92,926	22,806	-	162,576
Acquisition-related costs	3,365,064	-	-	-	-	-	-
Change in contingent consideration	-	-	-	-	-	-	-
Other expenses	1,461,982	-	(567,881)	(188,012)	(23,039)	168,085	(507,617)
Total operating expenses	14,430,657	170,738	2,443,381	2,000,698	388,435	168,085	1,525,166
Operating income (loss)	(14,430,657)	-	8,429,214	2,028,398	193,023	(168,085)	7,699,129
Non-operating (expenses) income							
Interest expense	4,651,647	-	(8,235)	-	(58)	-	-
Loss on extinguishment of debt	13,144,885	-	-	-	-	-	-
Other income	(13,840)		-	-	-	-	-
Income (loss) before income tax provision	3,354,084	-	8,421,979	2,028,398	192,964	(168,085)	7,699,129
Income tax provision	(218,599,583)	15,299,774	29,010,564	10,044,353	14,607	-	16,382,274
Equity in earnings	(25,550,505)	6,410,123	-	-	-	(16,492,770)	-
Net income (loss)	196,403,132	(8,889,651)	(20,587,585)	(8,015,955)	178,357	(16,660,855)	(8,683,146)

	Cboe EDGA Exchange, Inc.	Cboe ETF.com, Inc.	Index Pubs	Omicron Acquisition Corp	Cboe Worldwide Holdings Ltd	Cboe Europe, Ltd.	Cboe Chi-X Europe, Ltd.	Cboe FX Holdings, LLC	Bats Hotspot III
Transaction fees	(875,689)	-	-	-	-	6,830,836	(4,074)	-	-
Access fees	675,393	-	-	-	-	685,603	-	-	-
Exchange services and other fees	411,755	-	-	-	-	521,367	-	-	-
Market data fees	315,524	-	-	-	-	1,317,837	-	-	-
Regulatory fees	890,219	-	-	-	-	-	-	-	-
Other revenue	91,829	259,572	153,126	-	-	411,476	-	-	-
Total revenues	1,509,032	259,572	153,126	-	-	9,747,120	(4,074)	-	-
Cost of revenues									
Liquidity payments	(1,608,059)	-	-	-	-	2,576,895	-	-	-
Routing and clearing	-	-	-	-	-	0	(6,554)	-	-
Section 31 fees	890,219	-	-	-	-	-	-	-	-
Royalty fees	-	-	-	-	-	-	-	-	-
Other	-	(12,996)	-	-	-	1,492	-	-	-
Total cost of revenues	(717,819)	(12,996)	-	-	-	2,578,387	(6,554)	-	-
Operating expenses									
Compensation and benefits	(98,838)	294,848	102,049	-	-	3,425,779	-	-	-
Depreciation and amortization	(395,029)	(63,594)	(1,821)	-	-	7,676,946	(572,509)	-	-
Technology support services	82,731	45,398	-	-	-	546,978	-	-	-
Professional fees and outside services	119,745	187,472	3,180	-	-	155,396	156	-	-
Travel and promotional expenses	55,555	4,244	(3,492)	-	-	217,887	-	-	-
Facilities costs	15,345	308	2,581	-	-	337,883	-	-	-
Acquisition-related costs	-	-	-	-	-	453,523	-	-	
Change in contingent consideration	-	-	-	-	-	-	-	-	-
Other expenses	(134,450)	7,657	12,661	40	(39)	86,802	583	-	(85)
Total operating expenses	(315,943)	466,385	115,158	40	(39)	12,902,395	(571,760)	-	(85)
Operating income (loss)	2,542,792	(194,167)	37,968	(40)	39	(5,733,462)	574,240	-	85
Non-operating (expenses) income									
Interest expense	-	1,813	867	79,265	(79,265)	8,975	-	-	-
Loss on extinguishment of debt	-	-	-	-	-	-	-	-	-
Other income	-	-	(2,633)	4	-	235,744	59	-	-
Income (loss) before income tax provision	2,542,792	(192,354)	36,302	79,229	(79,226)	(5,488,742)	574,298	-	85
Income tax provision	30,352,417	52,615	17,229	(30,906,348)	(207,818)	(4,430,034)	143,870	-	-
Equity in earnings	-	-	-	(451,819)	(580,411)	428,639	-	4,546,700	-
Net income (loss)	(7,809,625)	(244,969)	18,973	30,533,558	(451,819)	(650,069)	430,428	4,546,700	85

	Cboe SEF LLC	Cboe FX Markets, LLC	Cboe RE Services, LLC	Cboe International Holdings Limited	Cboe FX Europe Limited	Cboe FX Asia Pte. Ltd.	Cboe Hong Kong Limited	Cboe Global Markets, Inc.	Cboe UK Limited	Cboe Building Corporation
Transaction fees	45	4,639,948	-	-	-	-	-	-	-	-
Access fees	-	290,935	-	-	-	-	-	-	-	-
Exchange services and other fees	-	220,850	-	-	-	-	-	-	-	-
Market data fees	-	60,190	-	-	-	-	-	-	-	-
Regulatory fees	-	-	-	-	-	-	-	-	-	-
Other revenue	-	(2,283)	-	-	1,145,919	238,312	184,764	-	390,572	120,946
Total revenues	45	5,178,641	-	-	1,145,919	238,312	184,764	-	390,572	120,946
Cost of revenues										
Liquidity payments	-	-	-	-	-	-	-	-	-	-
Routing and clearing	-	-	-	-	-	-	-	-	-	-
Section 31 fees	-	-	-	-	-	-	-	-	-	-
Royalty fees	-	-	-	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	-	-	-	-
Total cost of revenues	-	-	-	-	-	-	-	-	-	-
Operating expenses										
Compensation and benefits	(165,550)	1,814,476	-	-	799,735	219,852	102,941	3,847,960	125,260	529,365
Depreciation and amortization	-	(2,290,563)	-	-	71,072	2,496	-	-	-	707,717
Technology support services	(46,693)	44,301	-	-	34,586	11,805	6,952	-	-	-
Professional fees and outside services	(12,340)	1,408,988	-	3,540	29,754	(22,874)	6,359	553,926	33,750	858,973
Travel and promotional expenses	-	8,473	-	-	27,887	(4,929)	16,425	1,977	10,058	3,851
Facilities costs	4,000	117,977	-	-	47,137	7,493	14,199	-	612	910,931
Acquisition-related costs	-	-	-	-	-	-	-	1,179,881	-	-
Change in contingent consideration	-	(284,544)	-	-	-	-	-	-	-	-
Other expenses	2,916	(46,875)	-	-	14,247	1,353	3,965	307,605	1,576	151,548
Total operating expenses	(217,666)	863,242	-	3,540	1,024,399	215,285	150,839	5,840,349	179,207	3,163,384
Operating income (loss)	217,711	4,315,400	-	(3,540)	121,519	23,028	33,925	(5,840,349)	211,365	(3,043,038)
Non-operating (expenses) income										
Interest expense	-	-	-	-	-	-	-	(10,407,538)	-	-
Loss on extinguishment of debt	-	-	-	-	-	-	-	-	-	-
Other income	-	13,504	-	-	(22,551)	(305)	(2,426)	-	-	(167,326)
Income (loss) before income tax provision	217,711	4,328,904	-	(3,540)	98,968	22,722	31,500	(16,247,887)	211,365	(3,210,365)
Income tax provision	-	-	-	-	67,977	12,910	2,033	19,785,884	10,017	(4,833,522)
Equity in earnings	-	-	-	60,663	-	-	-	196,114,320	-	-
Net income (loss)	217,711	4,328,904	-	57,124	30,991	9,812	29,466	160,081,350	201,343	1,623,157

	Cboe LiveVol, LLC	Cboe Vest Group, Inc.	Cboe Vest, LLC	Cboe Exchange, Inc.	Cboe C2 Exchange, Inc.	Cboe Silexx, LLC	Cboe Data Services, LLC	Eliminations	Consolidated
Transaction fees	-	-	32,359,424	99,838,365	19,388,366	-	-	(1,557,896)	344,888,153
Access fees	-	-	404,025	30,282,420	752,126	-	-	(47,750)	17,343,147
Exchange services and other fees	1,347,457	-	2,515,465	7,476,497	879,150	(16,864)	-	(123,009)	14,467,934
Market data fees	-	-	873,861	3,694,733	586,453	30,356	3,577,579	(29,882)	21,514,703
Regulatory fees	-	-	-	12,650,893	1,712,718		-	(3,800,000)	43,619,277
Other revenue	-	240,325	647,160	3,839,114	1,125	157,015	-	(2,456,767)	6,032,391
Total revenues	1,347,457	240,325	38,879,946	157,782,022	23,319,938	370,507	3,577,579	(7,515,314)	347,765,606
Cost of revenues									
Liquidity payments	-				15,929,460		-	(157)	90,373,532
Routing and clearing	-	-	-	7,438,611	196,896	-	-	(1,557,739)	4,802,941
Section 31 fees	-	-		4,277,724	612,718	-	-		37,108,473
Royalty fees	-		1,252,546	19,721,467	293,609		1,077,398		22,345,220
Other	-		-	-	-	-	-	500	(5,912)
Total cost of revenues		-	1,252,546	26,418,002	17,032,683	-	1,077,398	(1,557,396)	154,024,242
Operating expenses									
Compensation and benefits	1,000,321	340,456	595,858	20,017,[illegible]24	501,760	140,449	55,248	(28,007)	37,110,583
Depreciation and amortization	154,824	320,860	351,129	7,525,269	590,494	121,245	9		49,115,800
Technology support services	191,547	66,974	359,276	1,603,019	894,614	41,367	-	(115,897)	7,345,453
Professional fees and outside services	56,450	152,338	2,704,664	10,797,876	1,864,339	-	11,768	(5,481,662)	(10,038,725)
Travel and promotional expenses	161,507	197,997	14,981	3,458,[illegible]03	14,736	5,294	-	10,000	4,448,349
Facilities costs	(112,167)	21,041	100	399,781	-	2,553	-	(206,738)	1,985,250
Acquisition-related costs	-			4,074,862			-		9,013,330
Change in contingent consideration	-	-	-	-	-	-	-	-	(284,544)
Other expenses	16,629	18,355	9,805	3,497,154	152	65,089	7,012	(284,644)	2,162,215
Total operating expenses	1,471,111	1,117,997	3,535,515	51,370,488	3,865,995	375,977	74,038	(5,988,948)	100,767,812
Operating income (loss)	(123,654)	(877,672)	32,091,884	50,993,537	2,421,260	(5,470)	2,426,144	33,079	91,973,552
Non-operating (expenses) income									
Interest expense	-	(371)	-	39,560	-	-	-	-	(5,711,339)
Loss on extinguishment of debt	-	-	-	-	-	-	-	-	13,144,885
Other income	-	-	10,414	5,651,257	3,297				5,705,996
Income (loss) before income tax provision	(123,654)	(878,043)	32,102,298	65,684,649	2,424,557	(5,470)	2,426,144	33,079	106,112,894
Income tax provision	-	-	-	2,374,846	4,473,905	-	-	-	(151,211,625)
Equity in earnings	-	-	-		-	-	-	(164,215,083)	269,859
Net income (loss)	(123,654)	(878,043)	32,102,298	63,310,303	(2,049,348)	(5,470)	2,426,144	(164,184,053)	257,595,378

Cboe Global Markets, Inc.
Consolidating Income Statement
Twelve Months Ended December 31, 2017
(unaudited)

	Cboe Bats LLC	BATS Global Markets Holdings	Cboe BZX Exchange, Inc.	Cboe BYX Exchange, Inc.	Cboe Trading, Inc.	Direct Edge, LLC	Cboe EDGX Exchange, Inc.
Transaction fees	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Access fees	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Exchange services and other fees	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Market data fees	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Regulatory fees	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Other revenue	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total revenues	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Cost of revenues:							
Liquidity payments	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Routing and clearing	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Section 31 fees	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Royalty fees	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Other	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total cost of revenues	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Operating expenses:							
Compensation and benefits	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Depreciation and amortization	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Technology support services	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Professional fees and outside services	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Travel and promotional expenses	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Facilities costs	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Acquisition-related costs	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Change in contingent consideration	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Other expenses	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total operating expenses	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Operating income (loss)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Non-operating (expenses) income:							
Interest expense	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Loss on extinguishment of debt	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Other income	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Income (loss) before income tax provision	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Income tax provision	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Equity in earnings	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Net income (loss)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

	Cboe EDGA Exchange, Inc.	Cboe ETF.com, Inc.	[illegible]	[illegible] Acquisition Corp	Cboe Worldwide Holdings Ltd	Cboe Europe, Ltd.	Cboe Chi-X Europe, Ltd.
Transaction fees	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Access fees	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Exchange services and other fees	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Market data fees	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Regulatory fees	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Other revenue	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total revenues	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Cost of revenues:							
Liquidity payments	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Routing and clearing	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Section 31 fees	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Royalty fees	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Other	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total cost of revenues	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Operating expenses:							
Compensation and benefits	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Depreciation and amortization	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Technology support services	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Professional fees and outside services	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Travel and promotional expenses	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Facilities costs	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Acquisition-related costs	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Change in contingent consideration	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Other expenses	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total operating expenses	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Operating income (loss)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Non-operating (expenses) income:							
Interest expense	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Loss on extinguishment of debt	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Other income	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Income (loss) before income tax provision	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Income tax provision	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Equity in earnings	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Net income (loss)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

	Cboe FX Holdings, LLC	[illegible]	Cboe SEF LLC	Cboe FX Markets, LLC	Cboe FX Services, LLC	Cboe International Holdings Limited	Cboe FX Europe Limited
Transaction fees	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Access fees	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Exchange services and other fees	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Market data fees	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Regulatory fees	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Other revenue	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total revenues	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Cost of revenues:							
Liquidity payments	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Routing and clearing	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Section 31 fees	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Royalty fees	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Other	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total cost of revenues	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Operating expenses:							
Compensation and benefits	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Depreciation and amortization	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Technology support services	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Professional fees and outside services	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Travel and promotional expenses	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Facilities costs	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Acquisition-related costs	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Change in contingent consideration	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Other expenses	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total operating expenses	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Operating income (loss)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Non-operating (expenses) income:							
Interest expense	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Loss on extinguishment of debt	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Other income	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Income (loss) before income tax provision	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Income tax provision	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Equity in earnings	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Net income (loss)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

	Cboe FX Asia Pac, Ltd.	Cboe Hong Kong Limited	Cboe Global Markets, Inc.	Cboe UK Limited	Cboe Building Corporation	Cboe Livevol, LLC	Cboe Vest Group, Inc.
Transaction fees	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Access fees	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Exchange services and other fees	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Market data fees	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Regulatory fees	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Other revenue	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total revenues	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Cost of revenues:							
Liquidity payments	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Routing and clearing	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Section 31 fees	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Royalty fees	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Other	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total cost of revenues	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Operating expenses:							
Compensation and benefits	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Depreciation and amortization	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Technology support services	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Professional fees and outside services	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Travel and promotional expenses	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Facilities costs	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Acquisition-related costs	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Change in contingent consideration	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Other expenses	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total operating expenses	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Operating income (loss)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Non-operating (expenses) income:							
Interest expense	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Loss on extinguishment of debt	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Other income	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Income (loss) before income tax provision	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Income tax provision	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Equity in earnings	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Net income (loss)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

	Cboe Vest, LLC	Cboe Exchange, Inc.	Cboe C2 Exchange, Inc.	Cboe Silexx, LLC	Cboe Data Services, LLC	Eliminations	Consolidated
Transaction fees	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Access fees	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Exchange services and other fees	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Market data fees	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Regulatory fees	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Other revenue	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total revenues	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Cost of revenues:							
Liquidity payments	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Routing and clearing	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Section 31 fees	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Royalty fees	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Other	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total cost of revenues	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Operating expenses:							
Compensation and benefits	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Depreciation and amortization	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Technology support services	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Professional fees and outside services	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Travel and promotional expenses	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Facilities costs	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Acquisition-related costs	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Change in contingent consideration	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Other expenses	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total operating expenses	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Operating income (loss)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Non-operating (expenses) income:							
Interest expense	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Loss on extinguishment of debt	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Other income	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Income (loss) before income tax provision	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Income tax provision	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Equity in earnings	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Net income (loss)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Exhibit I

Exhibit Request:

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Attached please find audited financial statements of Cboe Exchange, Inc. for the latest fiscal year ending December 31, 2017. Cboe Exchange, Inc. has no consolidated subsidiaries.

Cboe Exchange, Inc.

(formerly known as Chicago Board Options Exchange, Incorporated.)

Financial Statements

As of and for the Year ended December 31, 2017

(with Independent Auditors' Report Thereon)

Deloitte.

Deloitte & Touche LLP
111 South Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Cboe Exchange, Incorporated:

We have audited the accompanying financial statements of Cboe Exchange, Incorporated (the "Company") (a wholly-owned subsidiary of Cboe Global Markets, Inc.), which comprise the balance sheet as of December 31, 2017, and the related statements of income, stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cboe Exchange, Incorporated as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Cboe Exchange, Inc.
Balance Sheet
December 31, 2017

(in thousands, except share amounts)		December 31, 2017
Assets		
Current Assets:		
Cash and cash equivalents	$	19,468
Accounts receivable—Net of allowances of $173		61,579
Marketing fee receivable		7,116
Other prepaid expenses		2,724
Other current assets		123
Total Current Assets		91,010
Investments		42,795
Property and Equipment:		
Furniture and equipment		88,498
Less accumulated depreciation and amortization		(73,605)
Total Property and Equipment - Net		14,893
Other Assets:		
Due from related parties		263,693
Software development work in progress		4,482
Data processing software and other assets—Net of accumulated amortization of $173,923		29,755
Deferred tax asset		7,633
Total Other Assets—Net		305,563
Total	$	454,261
Liabilities and Stockholder's Equity		
Current Liabilities:		
Accounts payable and accrued liabilities	$	63,414
Marketing fee payable		7,811
Deferred revenue and other liabilities		12,249
Post-retirement medical benefits		82
Total Current Liabilities		83,556
Long-term Liabilities:		
Due to related parties		96,573
Post-retirement medical benefits - long term		1,845
Income taxes liability		40,486
Other long-term liabilities		1,014
Total Long-term Liabilities		139,918
Total Liabilities		223,474
Stockholder's Equity:		
Common stock, $0.01 par value: 1,000 shares authorized and outstanding		—
Additional paid-in-capital		21,855
Retained earnings		209,648
Accumulated other comprehensive loss		(716)
Total Stockholder's Equity		230,787
Total	$	454,261

See notes to financial statements

Cboe Exchange, Inc.
Statement of Income
For the Year ended December 31, 2017

(in thousands)		Year Ended December 31, 2017
Revenues:		
Transaction fees	$	394,657
Access fees		41,954
Exchange services and other fees		31,353
Market data fees		15,840
Regulatory fees		50,209
Other revenue		14,896
Total Revenues		**548,909**
Cost of Revenues:		
Routing and clearing		13,302
Section 31 fees		14,250
Royalty fees		75,403
Total Cost of Revenues:		**102,955**
Revenue Less Cost of Revenues:		**445,954**
Operating Expenses:		
Compensation and benefits		110,078
Depreciation and amortization		30,822
Technology support services		15,424
Professional fees and outside services		41,783
Travel and promotional expenses		11,479
Facilities costs		14,773
Other expenses		2,862
Total Operating Expenses		**227,221**
Operating Income		**218,733**
Other Income:		
Investment and other income		6,598
Net gain from investments		1,382
Total Other Income		**7,980**
Income Before Income Taxes		**226,713**
Income tax provision		85,041
Net Income		**141,672**
Comprehensive Income - net of tax		
Post-retirement benefit obligation adjustment		46
Comprehensive Income	$	**141,718**

See notes to financial statements

Cboe Exchange, Inc.
Statement of Cash Flow
For the Year ended December 31, 2017

(in thousands)		**Year Ended December 31, 2017**
Cash Flows from Operating Activities:		
Net Income	$	141,672
Adjustments to reconcile net income to net cash flows provided by operating activities:		
Depreciation and amortization		30,822
Provision for deferred income taxes		(16,037)
Stock compensation		(23,207)
Changes in assets and liabilities:		
Accounts receivable		(5,203)
Marketing fee receivable		(431)
Income taxes receivable		331
Other prepaid expenses		454
Other current assets		(13)
Due from related parties		(108,756)
Accounts payable and accrued expenses		(391)
Marketing fee payable		593
Deferred revenue		10,757
Post-retirement medical benefits		30
Income taxes liability		(5,823)
Other long-term liabilities		(1,172)
Net Cash Flows provided by Operating Activities		23,626
Cash Flows from Investing Activities:		
Capital, software in-service and other assets expenditures		(11,465)
Investments		(53)
Net Cash Flows used in Investing Activities		(11,518)
Cash Flows from Financing Activities:		
Payment of dividends		(70,301)
Net Cash Flows used in Financing Activities		(70,301)
Net Decrease in Cash and Cash Equivalents		**(58,193)**
Cash and Cash Equivalents at Beginning of Year		77,661
Cash and Cash Equivalents at End of Year	$	19,468

See notes to financial statements

Cboe Exchange, Inc.
Statement of Stockholder's Equity
For the Year ended December 31, 2017

(in thousands)	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Stockholder's Equity
January 1, 2017	$ —	$ 22,165	$ 138,277	$ (762)	$ 159,680
Cash dividends on common stock			(70,301)		(70,301)
Tax sharing allocation with the Parent		(310)			(310)
Net income			141,672		141,672
Post-retirement benefit obligation adjustment				46	46
December 31, 2017	$ —	$ 21,855	$ 209,648	$ (716)	$ 230,787

(1) Nature of Business

Cboe Exchange, Inc. ("Cboe" or "the Company") operates a market that offers trading of exclusive options on various market indexes (index options), as well as on non-exclusive "multiply-listed" options, such as options on the stocks of individual corporations (equity options) and options on other exchange-traded products (ETP options), such as exchange-traded funds (ETF options) and exchange-traded notes (ETN options), and certain other index options.

In October 2017, the Parent of Cboe changed its legal name from CBOE Holdings, Inc. to Cboe Global Markets, Inc. ("the Parent"), and the Company's name was changed from Chicago Board Options Exchange, Incorporated. to Cboe Exchange, Inc.

(2) Summary of Significant Accounting Policies

(a) ***Basis of Presentation***

The accompanying financial statements for Cboe have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if Cboe had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent applicable to Cboe.

(b) ***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities and reported amounts of revenues and expenses. On an ongoing basis, management evaluates its estimates based upon historical experience, observance of trends, information available from outside sources and various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different conditions or assumptions.

(c) ***Cash and Cash Equivalents***

Cash and cash equivalents include highly liquid investments with maturities of three months or less from the date of purchase. The Company places its cash and cash equivalents with highly-rated financial institutions, limits the amount of credit exposure with any one financial institution and conducts ongoing evaluations of the creditworthiness of the financial institutions with which it does business; therefore concentrations of credit risk are limited. There are no redemption restrictions on the Company's invested cash balances.

(d) ***Accounts Receivable***

Accounts receivable consists primarily of transaction and regulatory fees from The Options Clearing Corporation ("OCC"), and the Company's share of distributable revenue receivable from Options Price Reporting Authority ("OPRA"). Accounts receivable are primarily collected through OCC, and are with large, highly-rated clearing firms; therefore concentrations of credit risk are limited. The Company has no financing-related receivables.

(e) ***Prepaid Expenses***

Prepaid expenses primarily consist of prepaid software maintenance and licensing expenses which are amortized over the respective periods.

(f) ***Investments***

Investments represent investments in OCC and Signal Trading Systems, LLC ("Signal Trading").

The investment in OCC is accounted for under the cost-method of accounting for investments.

The investments in Signal Trading is accounted for under the equity method.

Investments are periodically reviewed to determine whether any events or changes in circumstances indicate that the investments may be other than temporarily impaired. In the event of impairment, the Company would recognize a loss for the difference between the carrying amount and the estimated fair value of the investment.

(g) ***Property and Equipment***

Property and equipment are carried at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method, generally over three to five years. Leasehold improvements are amortized over the lesser of their estimated useful lives or the remaining term of the applicable leases.

(h) ***Software Development Work in Progress and Data Processing Software and Other Assets***

Cboe expenses software development costs as incurred during the preliminary project stage, while capitalizing costs incurred during the application development stage, which includes design, coding, installation and testing activities. Estimated useful lives are three to five years for internally developed and other data processing software and generally are five years or less for other assets.

(i) ***Due from Related Parties***

Consists primarily of amounts owed from related parties including the Parent, subsidiaries of the Parent and other related parties.

(j) ***Due to Related Parties***

Consists primarily of amounts owed to related parties including the Parent, subsidiaries of the Parent and other related parties.

(k) ***Employee Benefit Plans***

The funded status of a post-retirement benefit plan is recognized in the balance sheet and changes in that funded status are recognized in the year of change. Plan assets and obligations are measured at year end. The Company recognizes changes in actuarial gains and losses and prior service costs in the year in which the changes occur through accumulated other comprehensive loss as well as through the income statement, as applicable.

(l) ***Commitments and Contingencies—Litigation***

Cboe accrues loss contingencies when the loss is both probable and estimable. All legal costs incurred in connection with loss contingencies are expensed as service is provided.

(m) ***Revenue Recognition***

As of January 1, 2017, the Company adopted ASU 2014-09 Revenue from Contracts with Customers - Topic 606 and all subsequent ASUs that modified ASC 606. The Company elected to apply the ASU and all subsequent ASUs retrospectively, and the implementation of the guidance had no material impact on the measurement or recognition of revenue. The statement of income presents revenue at the disaggregated level for relevant revenue streams.

Revenue recognition policies for specific sources of revenue are discussed below:

Transaction Fees: Transaction fees are a function of three variables: (1) exchange fee rates; (2) trading volume; and (3) transaction mix between contract type. Transaction fees are assessed on a per contract basis and are considered earned upon the execution of a trade and are recognized on a trade date basis. Transaction fees are presented net of applicable volume discounts. In the event liquidity providers prepay for transaction fees, revenue is recognized based on the attainment of volume thresholds resulting in the amortization of the prepayment over the calendar year.

Access Fees: Access fees represent fees assessed to Trading Permit Holders for the opportunity to trade and use other related functions of Cboe. Access fees are recognized during the period the service is provided.

Exchange Services and Other Fees: Exchange services and other fees include system services, trading floor charges and application revenue. Exchange services and other fees are recognized during the period the service is provided.

Market Data Fees: Market data fees include income from OPRA. OPRA is a limited liability company consisting of fifteen-member exchanges and is authorized by the Securities and Exchange Commission ("SEC") to provide consolidated options information. OPRA income is allocated based upon the individual exchange's relative volume of total cleared options transactions. The Company receives monthly estimates of OPRA's distributable revenue and income is distributed on a quarterly basis.

Regulatory Fees: Regulatory fees are primarily based on the number of customer contracts traded on all U.S. options exchanges by Trading Permit Holders and are primarily recognized on a trade-date basis. Additionally, consistent with industry practice, the fees charged to customers are based on the fee set by the SEC per notional value of the transaction executed on the Company's markets and calculated and billed monthly. These fees are recognized by the exchanges that are responsible for the ultimate payment to the SEC, the exchanges are considered the principals in these transactions. Under Cboe rules, as required by the SEC, any revenue derived from regulatory fees and fines cannot be used for non-regulatory purposes.

(n) ***Cost of Revenues***

Routing and Clearing: Various rules require that U.S. options trade executions occur at the National Best Bid/Offer (NBBO) displayed by any exchange. Linkage order routing consists of the cost incurred to provide a service whereby Cboe delivers orders to other execution venues when there is a potential for obtaining a better execution price or when instructed to directly route an order to another venue by the order provider. The service affords exchange order flow providers an opportunity to obtain the best available execution price and may also result in cost benefits to those clients. Such an offering improves our competitive position and provides an opportunity to attract orders which would otherwise bypass our exchanges. The Company utilizes third-party brokers to facilitate such delivery.

Section 31 Fees: Exchanges under the authority of the SEC are assessed fees pursuant to the Exchange Act designed to recover the costs to the U.S. government of supervision and regulation of securities markets and securities professionals. The Company treats these fees as a pass-through charge to customers executing eligible listed cash equities and listed equity options trades. Accordingly, the Company recognizes the amounts that are charged under Section 31 as a cost of revenues and the corresponding amount that is charged to customers as regulatory transaction fees revenue. Since the regulatory transaction fees recorded in revenues are equal to the Section 31 fees recorded in cost of revenues, there is no impact on our operating income.

Royalty fees: Royalty fees primarily consist of license fees paid by the Company for the use of underlying indexes in our proprietary products usually based on contracts traded. The Company has licenses with the owners of the S&P 500 Index, S&P 100 Index and certain other S&P indexes, the FTSE Russell, DJIA, MSCI indexes, and certain other index products. This category also includes fees related to the dissemination of market data related to S&P indexes.

(o) ***Advertising Costs***

Advertising costs, including print advertising and production costs, product promotion campaigns and seminar, conference convention costs related to trade shows and other industry events are expensed as incurred or amortized over the respective period. Advertising costs are included in travel and promotional expenses in the statement of income.

(p) ***Income Taxes***

Deferred income taxes arise from temporary differences between the tax basis and book basis of assets and liabilities. A valuation allowance is recognized if it is anticipated that some or all of a deferred tax asset may not be realized.

The Company accounts for uncertainty in income taxes recognized in its financial statements by using a more-likely-than-not recognition threshold based solely on the technical merits of the position taken or expected to be taken. Interest and penalties are recorded within the provision for income taxes in Cboe's statement of income and are classified on the balance sheet with the related income taxes liability.

The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

(3) Investments

At December 31, 2017, Cboe's investments were comprised of the following (in thousands):

		2017
Investment in OCC	$	30,333
Investment in Signal Trading		12,462
Investments	$	42,795

Cboe holds a 20% investment in OCC which is accounted for under the cost-method of accounting for investments because of the Company's inability to exercise significant influence. On March 28, 2017, OCC declared a dividend in accordance with the policies adopted under its new capital plan. The Company's portion of the dividend, payable following issuance of OCC's financial statements for 2017, is $5.3 million and is recorded under investment income in the Company's statement of income.

In May 2010, Cboe acquired a 50% interest in Signal Trading from FlexTrade Systems, Inc. ("FlexTrade"). The joint venture develops and markets a multi-asset front-end order entry system, known as "Pulse," which has a particular emphasis on options trading. The Company assists in the development of the terminals and provides marketing services to the joint venture, which is accounted for under the equity method. The Company accounts for the investment in Signal Trading under the equity method due to the substantive participating rights provided to the other limited liability company member, FlexTrade. During the year ended December 31, 2017, the Company recorded contributions to and equity earnings in Signal Trading of $1.9 million and $1.4 million, respectively. Additionally, the Company received distributions from Signal Trading of $3.3 million which reduced the carrying value of the investment.

(4) Related Party Transactions

The Company also records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. Similar results may not be achievable on an arm's length basis. The following table presents the Company's allocation of expenses from or to the Parent and other affiliated subsidiaries for the year ended December 31, 2017 (in thousands):

		2017
Compensation and benefits	$	23,207
Facilities costs		13,189
Salaries (allocated from Cboe)		(334)

(5) Accounts Payable and Accrued Liabilities

At December 31, 2017, accounts payable and accrued liabilities consisted of the following (in thousands):

	2017
Compensation and benefit-related liabilities	$ 25,617
Royalties	17,422
Accounts payable	978
Contract services (1)	6,570
Legal	1,427
Section 31 fees payable	5,621
Market Linkage	569
Other	5,210
Total	$ 63,414

(1) Reflects costs primarily for certain regulatory functions and contract programming work related to projects that are in process.

(6) Deferred Revenue

The following table summarizes the activity in deferred revenue for the year ended December 31, 2017.

(in thousands)	Balance at January 1, 2017	Cash Additions	Revenue Recognition	Balance at December 31, 2017
Liquidity provider sliding scale	$ —	$ 19,200	$ (14,400)	$ 4,800
Other, net	1,492	7,620	(1,381)	7,731
Total deferred revenue	$ 1,492	$ 26,820	$ (15,781)	$ 12,531

Liquidity providers are eligible to participate in the sliding scale program, which involves prepayment of transaction fees, and receive reduced fees based on the achievement of certain volume thresholds within a month. The prepayment of 2017 transaction fees totaled $19.2 million. This amount was amortized and recorded as transaction fees over the respective twelve month period.

(7) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2017 (in thousands):

Deferred tax assets:	
Accrued expenses	$ 7,098
Deferred revenue	3,256
Equity compensation	4,481
Unrecognized tax benefits	3,977
Other	745
Total deferred tax assets	$ 19,557
Deferred tax liabilities:	
Investment in affiliates	(1,164)
Property, plant and equipment	(10,288)
Other	(472)
Total deferred tax liabilities	$ (11,924)
Net deferred tax asset	$ 7,633

The Company provides a valuation allowance against net deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Management believes it is more likely than not that the deferred tax assets will be realized based upon expectations of future taxable income.

The income tax provision for the year ended December 31, 2017 consists of the following (in thousands):

Current tax expense:		
Federal	$	90,045
State		11,033
Total current tax expense		101,078
Deferred income tax (benefit) expense:		
Federal		(12,445)
State		(3,592)
Total deferred tax (benefit) expense		(16,037)
Income tax provision	$	85,041

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to income before income tax provision for the year ended December 31, 2017 due to the following (in thousands):

Computed "expected" tax provision	$	79,349	35.0 %
(Decrease) increase in income tax resulting from:			
Section 199 benefits		(4,527)	(2.0)%
State income taxes		11,747	5.2 %
Impact of federal and state rate changes, net		4,716	2.1 %
Change of unrecognized tax benefits		(1,413)	(0.6)%
Dividends received deduction		(1,723)	(0.8)%
Tax credits		(1,000)	(0.5)%
Other		(2,108)	(0.9)%
Income tax provision	$	85,041	37.5 %

A reconciliation of the unrecognized tax benefits for the year ended December 31, 2017 is as follows (in thousands):

Balance at beginning of year	$	36,994
Additions for current year tax positions		6,721
Additions for prior year tax positions		4,545
Reductions for prior year tax positions		(14,304)
Reductions related to expirations of statute of limitations		—
Adjustments for accounting policy change		139
Settlements		—
Balance at end of year	$	34,095

The Company amended its tax sharing agreement with the Parent effective January 1, 2017 to switch from the separate return to pro rata basis of allocating income tax. The impact to the Company of amending the agreement was recorded to additional paid in capital.

At December 31, 2017, the Company had $35.3 million of unrecognized tax benefits, net of federal benefit that, if recognized, would affect the effective tax rate. The Company had accrued interest and penalties of $6.4 million related to uncertain tax positions at December 31, 2017. Total interest and penalties decreased by $2.6 million in 2017.

On December 22, 2017 the U.S. enacted the Tax Cuts and Jobs Act (the "Jobs Act"). The Jobs Act significantly changes U.S. corporate income tax laws by, among other things, reducing the U.S. corporate income tax rate to 21% starting in 2018. The Company expects a significant reduction in its overall effective tax rate in 2018. In 2017, the Company recorded net tax expense of $4.5 million associated with the impact of the Jobs Act due to the re-measurement of net deferred tax assets.

The Company's open tax years are generally 2014 through 2017. The Company is currently under a U.S. federal income tax examination for tax years 2015 and 2016 and under income tax examinations in certain states. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

(8) Fair Value Measurements

Fair value is the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity. In addition, the fair value of liabilities should include consideration of non-performance risk, including the Company's own credit risk.

Cboe applied Financial Accounting Standards Board ASC 820, *Fair Value Measurement and Disclosure*, which provides guidance for using fair value to measure assets and liabilities by defining fair value and establishing the framework for measuring fair value. ASC 820 applies to financial and nonfinancial instruments that are measured and reported on a fair value basis. The three-level hierarchy of fair value measurements is based on whether the inputs to those measurements are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect Cboe's market assumptions. The fair-value hierarchy requires the use of observable market data when available and consists of the following levels:

- Level 1—Unadjusted inputs based on quoted markets for identical assets or liabilities.
- Level 2—Observable inputs, either direct or indirect, not including Level 1, corroborated by market data or based upon quoted prices in non-active markets.
- Level 3—Unobservable inputs that reflect management's best assumptions of what market participants would use in valuing the asset or liability.

The following table summarizes financial assets that are measured at fair value on a recurring basis in the balance sheet as of December 31, 2017. The Company holds no financial liabilities that are measured at fair value on a recurring basis.

(in thousands)	Level 1	Level 2	Level 3	Total
Assets at fair value:				
Cash and cash equivalents	$ 16,968	$ —	$ —	$ 16,968
Money market funds	2,500	—	—	2,500
Total assets at fair value at December 31, 2017	$ 19,468	$ —	$ —	$ 19,468

(9) Commitments and Contingencies

As of December 31, 2017, Cboe was subject to the various legal proceedings and claims discussed below, as well as certain other legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

SIFMA

Securities Industry Financial Markets Association ("SIFMA") has filed a number of denial of access applications with the SEC to set aside proposed rule changes to establish or modify fees for Cboe market data products and related services. Each application is being held in abeyance pending a decision on a separate SIFMA denial of access application held before an SEC's administrative law judge ("ALJ") regarding fees proposed by NASDAQ and the NYSE for their respective market data products. On June 1, 2016, the ALJ issued a decision rejecting SIFMA's denial of access challenge to the NASDAQ and NYSE fees at issue. On July 19, 2016, SIFMA petitioned the SEC for review of the ALJ decision. An adverse ruling in that matter or a subsequent appeal could adversely affect exchange market data fees.

Other

As a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine reviews and inspections by the SEC.

The Company is also currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the outcome of any of these other reviews, inspections or other legal proceedings will have a material impact on the Company's financial position, results of operations or cash flows.

(10) Subsequent Events

In February 2018, Cboe entered into a closing agreement with a state tax authority for the income tax examination of tax years 2007 through 2014 (the "Closing Agreement"). Pursuant to the terms of the Closing Agreement, Cboe paid additional tax and interest of $0.8 million. At December 31, 2017, Cboe had recorded a gross liability for the related state tax uncertainties of approximately $6.9 million. As a result of the Closing Agreement in the first quarter of 2018, Cboe recorded a net tax benefit of approximately $4.6 million

VIX Litigation

On March 20, 2018, a putative class action complaint captioned Tomasulo v. Cboe Exchange, Inc., et al., No. 18-cv-02025 was filed in federal district court for the Northern District of Illinois alleging that the Company intentionally designed its products, operated its platforms, and formulated the method for calculating VIX and the Special Opening Quotation, (i.e., the special VIX value designed by the Company and calculated on the settlement date of VIX derivatives prior to the opening of trading), in a manner that could be collusively manipulated by a group of entities named as John Doe defendants. A number of similar putative class actions, some of which do not name the Company as a party, have been filed in federal court in Illinois and New York on behalf of investors in certain volatility-related products. On June 14, 2018, the Judicial Panel on Multidistrict Litigation centralized the class actions in the federal district court for the Northern District of Illinois. The cases assert causes of action for alleged violations of the Sherman Act, the Commodity Exchange Act and/or the Securities Exchange Act. Plaintiffs seek damages in an unspecified amount, and relief including treble damages, punitive damages and/or restitution, injunctive and equitable relief, pre and post judgment interest, attorneys' fees and expenses and such other relief as the court may deem just and proper. Given the preliminary nature of the proceedings, the Company is still evaluating the facts underlying the complaints, however, the Company currently believes that the claims are without merit and intends to litigate the matter vigorously. The Company is unable to estimate what, if any, liability may result from this litigation.

The Company has evaluated subsequent events through June 28, 2018, the date at which the financial statements were available to be issued and determined that there are no other events that would require disclosure in, or adjustment to, the financial statements as of and for the year ended December 31, 2017.

Exhibit K

Exhibit Request:

This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. **Full legal name;**
2. **Title or Status;**
3. **Date title or status was acquired;**
4. **Approximate ownership interest; and**
5. **Whether the person has control, a term that is defined in the instructions to this Form.**

Response:

Cboe Exchange, Inc. is wholly owned by Cboe Global Markets, Inc. Cboe Global Markets, Inc. is the sole member of Cboe C2 Exchange, Inc., and acquired its interest in Cboe C2 Exchange, Inc. on June 15, 2010. Cboe Global Markets, Inc. exercises "control" over the Exchange, as that term is defined in the Form 1 instructions.

Exhibit M

Exhibit Request:

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name,

2. Date of election to membership or acceptance as a participant, subscriber or other user,

3. Principal business address and telephone number,

4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g., partner, officer, director, employee, etc.),

5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g., floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g., proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each, and

6. The class of membership, participation or subscription or other access.

Response:

Attached please find a list of the current Members and Sponsored Participants accepted as Users of the Exchange.

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
ABN AMRO Clearing Chicago LLC	10/15/2008	10/1/2010	5/25/2010	5/27/2010	5/13/1985	9/24/2010	Member TPH	175 W Jackson Boulevard Suite 400 Chicago, IL 60604	312-604-8000	Clearing, Transact Business with the Public, Brokerage
ACS Execution Services, LLC	1/15/2016	1/15/2016	1/15/2016	1/15/2016	NA	NA	Member TPH	12 Broad Street 2nd Floor Red Bank, NJ 07701	732-204-8999	Proprietary Trading
Agency Desk, LLC	7/1/2009	NA	NA	NA	NA	NA	Member TPH	590 Madison Avenue 21st Floor New York, NY 10022	212-935-9835	Market Maker
Akuna Securities LLC	9/15/2015	NA	NA	8/14/2017	2/2/2012	2/12/2015	Member TPH	333 S Wabash Avenue Suite 2600 Chicago, IL 60604	312-994-4640	Market Maker, Proprietary Trading
Albert Fried & Company, LLC	8/18/2008	4/15/2011	5/18/2010	5/18/2010	NA	NA	Member TPH	31 W 52nd Street New York, NY 10019	212-827-7000	Agency
Alpha Trading, LP	10/24/2017	10/24/2017	10/24/2017	10/24/2017	NA	NA	Member TPH	640 W California Avenue Sunnyvale, CA 94086	408-990-1940	Market Maker, Proprietary Trading
Alpine Securities Corporation	11/3/2008	11/15/2010	NA	NA	NA	NA	Member TPH	39 Exchange Place Salt Lake City, UT 84111	801-355-5588	Agency
AMS Derivatives B.V.	NA	NA	NA	NA	12/1/2017	NA	Member TPH	Strawinskylann 3095 Amsterdam, 1077ZX Netherlands	31-020-708-7000	Proprietary Trading
Andrie Trading LLC	NA	NA	NA	NA	10/1/1999	NA	Member TPH	440 S LaSalle Street Suite 1110 Chicago, IL 60605	312-663-8195	Market Maker
Apex Clearing Corporation	6/5/2012	6/5/2012	6/5/2012	6/5/2012	6/6/2012	6/6/2012	Member TPH	One Dallas Center 350 N St. Paul, Suite 1300 Dallas, TX 75201	214-765-1055	Clearing, Transact Business with the Public
Archipelago Securities LLC	8/18/2008	9/1/2010	5/25/2010	5/27/2010	NA	NA	Member TPH	353 N Clark Street Suite 3200 Chicago, IL 60654	312-836-6700	Limited Routing Facility of ICE affiliated Exchanges
Athena Capital Research, LLC	7/1/2009	10/20/2010	NA	NA	NA	NA	Sponsored Participant	440 9th Avenue 11th Floor New York, NY 10001	212-931-9056	Proprietary Trading
ATM Execution LLC	3/15/2012	3/15/2012	3/21/2012	3/21/2012	NA	NA	Member TPH	599 Lexington Avenue 21st Floor New York, NY 10022	646-562-1010	Public Customer Business
Barclays Capital Inc.	8/18/2008	10/1/2010	5/14/2010	5/14/2010	9/22/2008	10/6/2010	Member TPH	745 7th Avenue New York, NY 10019	212-526-7000	Clearing, Market Maker, Transact Business with the Public, Brokerage, Proprietary Trading
Bay Crest Partners, LLC	10/15/2008	NA	5/25/2010	5/27/2010	NA	NA	Member TPH	40 Wall Street 42nd Floor New York, NY 10005	212-480-1400	Agency
Bayes Capital LLC	1/15/2015	1/30/2015	1/30/2015	1/30/2015	NA	NA	Member TPH	54 Jefferson Avenue Suite 2 Westwood, NJ 07675	201-660-7187	Agency
Belvedere Trading LLC	11/1/2011	3/1/2012	11/29/2011	NA	1/3/2005	4/4/2011	Member TPH	10 S Riverside Plaza Suite 2100 Chicago, IL 60606	312-893-3750	Market Maker, Proprietary Trading
Bengal Capital Trading LLC	NA	NA	NA	NA	1/15/2013	NA	Member TPH	440 S LaSalle Street Suite 2121 Chicago, IL 60605	312-362-4928	Proprietary Trading
Benjamin & Jerold Brokerage I LLC	10/1/2009	12/11/2017	12/11/2017	12/11/2017	NA	NA	Member TPH	80 Broad Street 6th Floor New York, NY 10005	646-558-0055	Agency
BGC Financial, LP	8/17/2009	NA	NA	NA	NA	NA	Member TPH	One Seaport Plaza 19th Floor New York, NY 10038	646-346-7000	Agency
Blaylock Van, LLC	5/3/2010	NA	NA	NA	NA	NA	Member TPH	600 Lexington Avenue 3rd Floor New York, NY 10022	212-715-6600	Public Customer Business
Bloomberg Tradebook LLC	10/23/2008	10/4/2010	5/14/2010	5/14/2010	NA	NA	Member TPH	919 3rd Avenue New York, NY 10022	646-324-3178	Agency
Bluefin Trading, LLC	8/3/2009	6/1/2015	9/27/2013	8/13/2013	4/27/2009	NA	Member TPH	3 Park Avenue 37th Floor New York, NY 10016	212-457-9150	Market Maker, Proprietary Trading
BMO Capital Markets Corp.	8/18/2008	11/15/2010	7/15/2014	7/15/2014	10/8/2013	11/15/2013	Member TPH	3 Times Square New York, NY 10036	212-885-4000	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
BMT Trading, LLC	2/1/2010	NA	NA	NA	NA	NA	Sponsored Participant	800 3rd Avenue New York, NY 10022	212-813-0870	Proprietary Trading
BNP Paribas Prime Brokerage, Inc.	12/3/2012	12/3/2012	NA	NA	NA	NA	Member TPH	787 7th Avenue New York, NY 10019	212-471-6768	Clearing
BNP Paribas Securities Corp.	8/18/2008	9/15/2010	5/25/2010	5/27/2010	1/5/2005	10/15/2010	Member TPH	787 7th Avenue New York, NY 10019	212-841-2000	Clearing, Order Flow Provider, Proprietary Trading, Transact Business with the Public
BNY Mellon Capital Markets, LLC	NA	NA	NA	1/17/2017	NA	NA	Member TPH	101 Barclay Street New York, NY 10286	212-815-4972	Market Maker
Boerboel Capital LLC	11/17/2017	NA	NA	NA	2/1/2017	NA	Member TPH	300 N LaSalle Street Suite 2060 Chicago, IL 60654	708-967-6843	Market Maker
BTIG, LLC	8/18/2008	11/15/2010	5/25/2010	5/27/2010	NA	NA	Member TPH	600 Montgomery Street 6th Floor San Francisco, CA 94111	415-248-2200	Market Maker
C&C Trading LLC	8/18/2008	10/11/2010	5/25/2010	5/27/2010	NA	NA	Member TPH	71 Arch Street 1st Floor Greenwich, CT 06830	212-706-1227	Proprietary Trading
Canaccord Genuity LLC	10/1/2013	10/1/2013	6/10/2010	6/10/2010	NA	NA	Member TPH	535 Madison Avenue New York, NY 10022	212-389-8000	Market Maker
Canadian Imperial Holdings, Inc.	10/15/2008	11/15/2010	NA	NA	NA	NA	Sponsored Participant	300 Madison Avenue 5th Floor New York, NY 10017	212-856-3877	Proprietary Trading
Cantor Fitzgerald & Co.	10/23/2008	2/13/2015	5/25/2010	5/27/2010	NA	NA	Member TPH	110 E 59th Street 4th Floor New York, NY 10022	212-938-5000	Agency, Institutional Trading
Capital Institutional Services, Inc.	8/18/2008	NA	5/25/2010	5/27/2010	NA	NA	Member TPH	1700 Pacific Avenue Suite 1100 Dallas, TX 75201	214-720-0055	Agency
Cardinal Capital Management, LLC	NA	NA	NA	NA	10/1/2007	NA	Member TPH	141 W Jackson Boulevard Suite 2200A Chicago, IL 60604	312-477-8400	Market Maker
Cboe Trading, Inc.	10/23/2008	9/1/2010	5/14/2010	5/14/2010	NA	4/18/2018	Member TPH	8050 Marshall Drive Suite 120 Lenexa, KS 66214	913-815-7000	Limited Routing Facility of Cboe affiliated Exchanges
CF Global Trading, LLC	10/23/2008	1/3/2011	NA	NA	NA	NA	Member TPH	60 E 42nd Street Suite 1455 New York, NY 10165	212-888-4711	Market Maker
Charles Schwab & Co., Inc.	NA	NA	NA	4/3/2017	6/2/1980	NA	Member TPH	211 Main Street San Francisco, CA 94105	415-636-7000	Clearing, Transact Business with the Public
Chimera Securities, LLC	6/2/2014	6/2/2014	6/25/2014	6/25/2014	NA	NA	Member TPH	27 Union Square W 4th Floor New York, NY 10003	646-597-6100	Proprietary Trading

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
Chimera Securities, LLC	11/17/2017	11/27/2017	11/27/2017	11/17/2017	NA	NA	Sponsored Participant	27 Union Square W 4th Floor New York, NY 10003	646-597-6100	Proprietary Trading
CIBC World Markets Corp.	8/18/2008	11/15/2010	NA	NA	2/14/1973	NA	Member TPH	425 Lexington Avenue New York, NY 10017	212-856-4000	Clearing, Transact Business with the Public
Citadel Securities LLC	10/23/2008	10/1/2010	5/14/2010	5/14/2010	4/17/2002	10/7/2010	Member TPH	131 S Dearborn Street 32nd Floor Chicago, IL 60603	312-395-2100	Market Maker, Order Flow Provider, Brokerage
Citi Order Routing and Execution, LLC	8/18/2008	9/15/2010	5/25/2010	5/27/2010	10/1/2008	9/24/2010	Member TPH	11 Ewall Street Mount Pleasant, SC 29464	843-789-2080	Clearing, Transact Business with the Public
Citigroup Derivatives Markets Inc.	2/15/2018	NA	NA	2/15/2018	12/3/2004	2/25/2011	Member TPH	130 Cheshire Lane Suite 102 Minnetonka, MN 55305	212-723-2960	Market Maker
Citigroup Global Markets Inc.	9/24/2008	12/15/2010	5/25/2010	5/27/2010	5/2/2011	NA	Member TPH	390-388 Greenwich Street New York, NY 10013	212-816-6000	Clearing, Proprietary Trading, Transact Business with the Public
Clarksons Platou Securities, Inc.	NA	NA	1/15/2015	NA	NA	NA	Member TPH	280 Park Avenue 21st Floor New York, NY 10017	212-317-7080	Public Customer Business
Clearpool Execution Services, LLC	5/15/2014	5/15/2014	6/16/2014	6/16/2014	NA	NA	Member TPH	17 State Street 38h Floor New York, NY 10004	212-531-8500	Public Customer Business
CLSA Americas, LLC	NA	NA	5/21/2013	5/21/2013	NA	NA	Member TPH	1301 Avenue of the Americas 15th Floor New York, NY 10019	212-549-5097	Agency
CM-CIC Market Solutions, Inc.	8/18/2008	NA	NA	NA	NA	NA	Member TPH	520 Madison Avenue New York, NY 10022	212-659-6292	Agency
CMT Fund XXV Limited	7/2/2012	7/2/2012	NA	NA	NA	NA	Sponsored Participant	500 W Monroe Street Suite 2630 Chicago, IL 60661	312-320-7897	Agency
CMT Trading LLC	3/17/2014	3/17/2014	3/5/2014	3/5/2014	NA	NA	Member TPH	500 W Monroe Street Suite 2630 Chicago, IL 60661	312-930-9050	Market Maker, Proprietary Trading
CMZ Trading, LLC	NA	NA	NA	NA	10/1/2004	NA	Member TPH	141 W Jackson Boulevard Suite 826 Chicago, IL 60604	312-604-3310	Market Maker, Proprietary Trading
CODA Markets, Inc.	10/15/2008	10/4/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	2624 Patriot Boulevard Glenview, IL 60026	224-521-2700	ATS
Cognitive Capital, LLC	NA	NA	NA	NA	5/13/2004	NA	Member TPH	141 W Jackson Boulevard Suite 1620 Chicago, IL 60604	312-431-0400	Proprietary Trading
Comhar Capital Markets, LLC	2/27/2017	NA	NA	NA	NA	NA	Member TPH	311 S Wacker Drive Suite 2280A Chicago, IL 60606	872-205-0190	Proprietary Trading
Consolidated Trading, LLC	NA	NA	NA	NA	1/2/2002	NA	Member TPH	71 S Wacker Drive Suite 2300 Chicago, IL 60606	312-360-7300	Market Maker
COR Clearing LLC	10/15/2009	NA	NA	NA	NA	NA	Member TPH	1200 Landmark Center 1299 Farnam Street Suite 800 Omaha, NE 68102	402-384-6100	Clearing Services
Cowen and Company, LLC	8/18/2008	10/7/2010	5/14/2010	5/14/2010	NA	NA	Member TPH	599 Lexington Avenue 20th Floor New York, NY 10022	646-562-1010	Market Maker
Cowen Execution Services LLC	10/15/2008	9/1/2010	5/25/2010	5/27/2010	NA	NA	Member TPH	1633 Broadway 48th Floor New York, NY 10019	800-367-8998	Full Service
Cowen Prime Services LLC	3/15/2011	3/15/2011	NA	NA	NA	NA	Member TPH	599 Lexington Avenue 21st Floor New York, NY 10022	646-562-1010	Public Customer Business, Proprietary Trading
Credit Suisse Securities (USA) LLC	9/3/2008	10/1/2010	5/25/2010	5/27/2010	8/14/1981	10/8/2010	Member TPH	11 Madison Avenue New York, NY 10010	212-325-2000	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
Critical Trading, LLC	7/1/2014	6/8/2018	NA	6/8/2018	NA	NA	Member TPH	120 W 45th Street 15th Floor New York, NY 10036	646-918-0529	Market Maker, Proprietary Trading
CSS, LLC	NA	NA	NA	NA	8/21/1998	NA	Member TPH	175 W Jackson Boulevard Suite 440 Chicago, IL 60604	312-542-8505	Proprietary Trading
CTC, LLC	3/15/2018	NA	NA	NA	3/25/1998	3/3/2011	Member TPH	440 S LaSalle Street 4th Floor Chicago, IL 60605	312-863-8000	Market Maker
Cutler Group, LP	4/1/2010	10/6/2010	NA	10/16/2015	4/5/1999	NA	Member TPH	101 Montgomery Street Suite 700 San Francisco, CA 94104	415-293-3956	Market Maker, Proprietary Trading
Dash Financial Technologies LLC	10/23/2008	7/2/2012	6/9/2010	6/9/2010	5/19/2000	9/30/2010	Member TPH	311 S Wacker Drive Suite 1000 Chicago, IL 60606	312-986-2006	Clearing, Floor Broker, Order Flow Provider, Transact Business with the Public, Brokerage
Deutsche Bank Securities Inc.	10/15/2008	10/11/2010	5/21/2010	5/21/2010	4/25/1996	8/15/2011	Member TPH	60 Wall Street New York, NY 10005	212-250-2500	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
DRW Securities, LLC	9/1/2009	11/1/2010	5/25/2010	5/27/2010	11/23/1998	1/22/2016	Member TPH	540 W Madison Street Suite 2500 Chicago, IL 60661	312-542-1000	Market Maker, Proprietary Trading
E*TRADE Securities LLC	NA	NA	NA	6/10/2010	NA	NA	Member TPH	11 Times Square 32nd Floor New York, NY 10036	646-521-4300	Public Customer Business
EG Market Technologies LLC	4/3/2017	4/3/2017	4/3/2017	4/3/2017	NA	NA	Member TPH	767 5th Avenue 45th Floor New York, NY 10153	646-757-2831	Market Maker, Proprietary Trading
Electronic Transaction Clearing, Inc.	10/23/2008	9/1/2010	5/25/2010	5/27/2010	NA	NA	Member TPH	660 S Figuéroa Street Los Angeles, CA 90017	949-533-1885	Market Maker
Essex Radez LLC	2/17/2009	10/1/2010	5/10/2010	5/14/2010	NA	NA	Member TPH	440 S LaSalle Street Suite 1111 Chicago, IL 60605	312-212-1815	Market Maker
Evercore Group LLC	NA	NA	5/10/2017	NA	NA	NA	Member TPH	55 E 52nd Street New York, NY 10055	212-857-3100	Public Customer Business
FIS Brokerage & Securities Services LLC	8/18/2008	10/1/2010	5/6/2010	5/6/2010	NA	NA	Member TPH	2100 Enterprise Avenue Geneva, IL 60134	630-482-7100	Agency
Flow Traders U.S. Institutional Trading LLC	NA	NA	6/1/2016	NA	NA	NA	Member TPH	1114 Avenue of the Americas 4th Floor New York, NY 10036	917-210-5000	Riskless Principal
Flow Traders U.S. LLC	10/1/2009	8/1/2012	2/28/2014	2/28/2014	8/31/2010	NA	Member TPH	1114 Avenue of the Americas 4th Floor New York, NY 10036	917-210-5000	Proprietary Trading
G1 Execution Services, LLC	8/18/2008	12/1/2010	4/17/2010	4/17/2010	NA	NA	Member TPH	175 W Jackson Boulevard Suite 1700 Chicago, IL 60604	312-362-0404	Market Maker
G2 Trading LLC	6/1/2016	NA	NA	NA	NA	NA	Member TPH	325 S Sangamon Street Chicago, IL 60607	404-697-9915	Market Maker, Proprietary Trading
Gelber Securities, LLC	5/1/2015	NA	NA	NA	NA	NA	Member TPH	350 N Orleans Street 7th Floor Chicago, IL 60654	312-408-4354	Market Maker, Proprietary Trading

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date.	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
Geneva Stock, LLC	NA	NA	NA	NA	4/6/2001	NA	Member TPH	440 S LaSalle Street Suite 1711 Chicago, IL 60605	312-362-4404	Market Maker
Global Execution Brokers, LP	2/1/2010	10/5/2010	12/1/2015	10/15/2015	12/23/2003	9/24/2010	Member TPH	401 City Avenue Bala Cynwyd, PA 19004	610-617-2600	Floor Broker, Transact Business with the Public, Brokerage
Global HFT Management, LLC	10/1/2010	NA	NA	NA	NA	NA	Sponsored Participant	800 3rd Avenue New York, NY 10022	212-813-0870	Proprietary Trading
Global Liquidity Partners, LLC	4/21/2011	5/15/2012	NA	NA	NA	NA	Sponsored Participant	12 Broad Street Suite 201 Redbank, NJ 07701	773-459-4665	Agency
Goldman Sachs & Co. LLC	10/23/2008	10/12/2010	5/14/2010	5/14/2010	2/21/1973	10/8/2010	Member TPH	200 West Street New York, NY 10282	212-902-1000	Clearing, Market Maker, Proprietary Trading, Transact Business with the Public, Brokerage
Gordon, Haskett Capital Corporation	NA	NA	NA	5/2/2016	NA	NA	Member TPH	441 Lexington Avenue 10th Floor New York, NY 10017	212-883-0600	Agency, Institutional Trading
Green Street Trading, LLC	11/1/2011	NA	NA	NA	NA	NA	Member TPH	660 Newport Center Drive Suite 800 Newport Beach, CA 92660	214-749-4730	Agency
Group One Trading, LP	6/2/2015	NA	NA	9/29/2015	11/23/1994	NA	Member TPH	440 S LaSalle Street Suite 3232 Chicago, IL 60605	312-347-8864	Market Maker
GTS Securities LLC	12/17/2013	5/1/2012	6/2/2014	6/2/2014	NA	NA	Member TPH	545 Madison Avenue 15th Floor New York, NY 10022	212-715-2830	Market Maker, Proprietary Trading
Hainey Investments Limited	6/16/2014	NA	NA	NA	NA	NA	Sponsored Participant	Themistoki Dervi 41 #806-807 Nicosia, Cyprus	704-248-8221	Proprietary Trading
HAP Trading, LLC	10/1/2009	11/15/2010	NA	6/2/2010	3/16/2001	NA	Member TPH	395 Hudson Street Suite 701 New York, NY 10014	212-380-5100	Market Maker, Proprietary Trading
Hardcastle Trading USA LLC	4/15/2009	NA	5/25/2010	5/27/2010	5/16/2005	NA	Member TPH	755 Secaucus Road Suite F-1110 Secaucus, NJ 07094	201-305-8888	Proprietary Trading
Henning-Carey Proprietary Trading, LLC	8/15/2012	NA	NA	NA	NA	NA	Sponsored Participant	141 W Jackson Boulevard Suite 1801 Chicago, IL 60604	312-789-8764	Proprietary Trading
Highbridge Capital Management, LLC	10/23/2008	NA	NA	NA	NA	NA	Sponsored Participant	9 West 57th Street 27th Floor New York, NY 10019	212-287-4900	Proprietary Trading
Hilltop Securities Inc.	10/23/2008	9/1/2010	NA	5/21/2013	10/1/2010	NA	Member TPH	1201 Elm Street Suite 3500 Dallas, TX 75270	214-859-1800	Clearing, Transact Business with the Public
HRT Financial LLC	2/1/2010	10/1/2010	5/18/2010	5/18/2010	1/24/2011	1/24/2011	Member TPH	4 World Trade Center 150 Greenwich Street, 57th Floor New York, NY 10007	212-293-1444	Proprietary Trading
HSBC Securities (USA) Inc.	4/3/2017	4/3/2017	4/3/2017	4/3/2017	11/21/2005	NA	Member TPH	452 Fifth Avenue New York, NY 10018	224-880-7116	Clearing, Transact Business with the Public
HTG Capital Partners, LLC	10/3/2016	10/3/2016	10/3/2016	10/3/2016	NA	NA	Sponsored Participant	601 S LaSalle Street 2nd Floor Chicago, IL 60605	312-327-4112	Proprietary Trading
ICAP Corporates LLC	NA	NA	3/28/2013	NA	NA	NA	Member TPH	Harborside 5 Hudson Street, Suite 1200 Jersey City, NJ 07311	212-341-9944	Agency
IEX Services LLC	10/1/2013	10/1/2013	9/24/2013	9/24/2013	NA	NA	Member TPH	4 World Trade Center 44th Floor New York, NY 10007	646-343-2000	Limited Routing Facility of IEX affiliated Exchanges
IMC Financial Markets	8/18/2008	10/1/2010	5/25/2010	5/27/2010	7/5/2000	9/24/2010	Member TPH	233 S Wacker Drive Suite 4300 Chicago, IL 60606	312-244-3300	Market Maker, Proprietary Trading
Industrial and Commercial Bank of China Financial Services LLC	5/15/2014	5/15/2014	NA	NA	NA	NA	Member TPH	1633 Broadway 28th Floor New York, NY 10019	212-993-7300	Clearing Services
Instinet LLC	8/18/2008	9/1/2010	5/14/2010	5/14/2010	12/29/2009	10/6/2010	Member TPH	Worldwide Plaza 309 W 49th Street New York, NY 10019	212-310-9500	Clearing, Transact Business with the Public, Brokerage
Interactive Brokers Corp.	NA	NA	NA	NA	4/21/2009	10/6/2010	Member TPH	8 Greenwich Office Park Greenwich, CT 06831	203-618-5700	Floor Broker, Brokerage
Interactive Brokers LLC	8/18/2008	9/15/2010	5/25/2010	5/27/2010	NA	NA	Member TPH	One Pickwick Plaza 2nd Floor Greenwich, CT 06830	203-618-5710	Full Service
International Correspondent Trading, Inc.	8/18/2008	NA	NA	NA	NA	NA	Member TPH	One University Plaza Suite 301 Hackensack, NJ 07601	201-222-9300	Agency
Israel A. Englander & Co., LLC	NA	NA	NA	NA	10/27/1995	9/24/2010	Member TPH	666 5th Avenue 14th Floor New York, NY 10103	212-841-4567	Floor Broker, Transact Business with the Public, Brokerage
ISTRA, LLC	12/15/2011	12/15/2011	NA	NA	NA	NA	Sponsored Participant	230 Park Avenue 10th Floor New York, NY 10169	718-618-4929	Proprietary Trading
ITG Inc.	8/18/2008	10/1/2010	5/25/2010	5/27/2010	NA	NA	Member TPH	One Liberty Plaza 165 Broadway, 4th Floor New York, NY 10006	212-588-4000	Agency
J.P. Morgan Securities LLC	8/18/2008	9/15/2010	5/14/2010	5/14/2010	10/29/1985	11/18/2010	Member TPH	383 Madison Avenue New York, NY 10179	212-272-2000	Clearing, Transact Business with the Public
Jane Street Capital, LLC	5/1/2009	11/15/2010	5/14/2010	5/14/2010	9/4/2012	NA	Member TPH	250 Vesey Street 5th Floor New York, NY 10281	646-759-6000	Market Maker, Proprietary Trading
Jane Street Options, LLC	1/3/2012	NA	NA	NA	NA	NA	Sponsored Participant	One New York Plaza New York, NY 10004	212-651-6969	Proprietary Trading
Jane Street Options, LLC	4/15/2016	NA	NA	NA	5/2/2005	NA	Member TPH	250 Vesey Street 5th Floor New York, NY 10281	646-759-6000	Market Maker
Jefferies Investment Advisers	7/1/2011	7/15/2011	NA	NA	NA	NA	Sponsored Participant	520 Madison Avenue New York, NY 10022	212-323-3993	Full Service
Jefferies LLC	10/23/2008	10/19/2010	5/25/2010	5/27/2010	7/9/2012	7/18/2012	Member TPH	520 Madison Avenue New York, NY 10022	212-284-2300	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
JNK Securities Corp.	11/17/2008	11/15/2010	NA	NA	NA	NA	Member TPH	140 E 45th Street 27th Floor New York, NY 10017	212-885-6300	Agency
Juliet Group, LLC	3/1/2011	3/1/2011	NA	NA	NA	NA	Sponsored Participant	240 E 35th Street #3A New York, NY 10016	646-360-0595	Proprietary Trading
Juliet Labs, LLC	9/20/2017	9/20/2017	9/20/2017	9/20/2017	NA	NA	Sponsored Participant	1 Northside Piers Suite 14H Brooklyn, NY 11249	646-360-0595	Proprietary Trading
Jump Trading, LLC	8/18/2008	10/1/2010	5/14/2010	5/14/2010	4/2/2012	6/6/2017	Member TPH	600 W Chicago Avenue Suite 825 Chicago, IL 60654	312-205-8900	Market Maker, Proprietary Trading
Keefe, Bruyette & Woods, Inc.	8/18/2008	12/1/2010	6/8/2010	6/8/2010	NA	NA	Member TPH	787 7th Avenue New York, NY 10019	212-887-7777	Agency

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
Lakeshore Securities, LP	NA	NA	NA	NA	1/24/1983	NA	Member TPH	401 S LaSalle Street Suite 1000 Chicago, IL 60605	312-663-1307	Clearing, Floor Broker, Market Maker, Transact Business with the Public
Lamberson Capital LLC	NA	NA	NA	NA	3/23/2016	NA	Member TPH	71 S Wacker Drive Suite 2300 Chicago, IL 60606	312-360-7300	Market Maker
Lampert Capital Markets Inc.	NA	2/18/2014	2/26/2014	NA	NA	NA	Member TPH	444 Madison Avenue Suite 401 New York, NY 10022	646-833-4900	Introducing Broker
Lampost Capital, LC	NA	NA	NA	3/15/2016	NA	NA	Member TPH	1900 Glades Road Suite 205 Boca Raton, FL 33431	561-883-0454	Public Customer Business, Proprietary Trading
Latour Trading LLC	8/17/2009	10/1/2010	5/26/2010	5/27/2010	4/8/2011	NA	Member TPH	377 Broadway 10th Floor New York, NY 10013	917-388-8000	Proprietary Trading
Leerink Partners LLC	8/18/2008	10/5/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	1 Federal Street 37th Floor Boston, MA 02110	617-918-4900	Agency
LEK Securities Corporation	8/18/2008	10/1/2010	5/26/2010	5/27/2010	1/9/2001	9/24/2010	Member TPH	1 Liberty Plaza 165 Broadway, 52nd Floor New York, NY 10006	212-509-2300	Clearing, Transact Business with the Public
Lightspeed Trading, LLC	8/18/2008	11/15/2010	5/19/2010	5/19/2010	NA	NA	Member TPH	1001 Avenue of the Americas 16th Floor New York, NY 10018	646-393-4800	Proprietary Trading
Lime Brokerage LLC	8/18/2008	10/1/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	11 E 44th Street Suite 705 New York, NY 10017	212-824-5000	Transact Business with the Public
Liquidnet, Inc.	9/1/2009	9/15/2010	NA	NA	NA	NA	Member TPH	498 7th Avenue 15th Floor New York, NY 10018	646-674-2000	Agency
Lupo Securities, LLC	NA	NA	NA	NA	8/1/1997	NA	Member TPH	141 W Jackson Boulevard Suite 2200A Chicago, IL 60604	312-477-8400	Market Maker, Proprietary Trading
Macquarie Capital (USA) Inc.	12/1/2009	NA	5/26/2010	5/27/2010	NA	NA	Member TPH	125 W 55th Street Level 22 New York, NY 10019	212-231-1000	Agency
Marathon Trading Group LLC	2/13/2015	NA	NA	NA	1/30/2013	NA	Member TPH	100 Matsonford Road Building 2, Suite 107 Wayne, PA 19087	610-254-4890	Market Maker, Proprietary Trading
Matrix Executions, LLC	8/18/2008	11/15/2010	NA	11/12/2015	2/1/2008	10/26/2010	Member TPH	601 S LaSalle Street Suite 300 Chicago, IL 60605	312-334-8000	Transact Business with the Public, Brokerage
Meadowhawk Capital, LLC	NA	NA	NA	NA	6/1/2007	NA	Member TPH	141 W Jackson Boulevard Suite 3750 Chicago, IL 60604	773-837-2612	Market Maker
Merrill Lynch Professional Clearing Corp.	8/18/2008	10/5/2010	5/14/2010	5/14/2010	4/8/1985	9/24/2010	Member TPH	One Bryant Park, 6th Floor NY1-100-06-01 New York, NY 10036	646-743-1295	Clearing, Brokerage, Transact Business with the Public
Merrill Lynch, Pierce, Fenner & Smith Incorporated	8/18/2008	10/4/2010	5/14/2010	5/14/2010	4/25/1973	9/27/2010	Member TPH	One Bryant Park New York, NY 10036	800-637-7455	Clearing, Transact Business with the Public, Brokerage, Market Maker, Proprietary Trading
Mint Global Markets, Inc.	NA	NA	5/26/2010	5/27/2010	NA	NA	Member TPH	1717 Route 6 Suite 102 Carmel, NY 10512	800-874-3039	Agency
Mizuho Securities USA, LLC	6/1/2010	1/3/2011	NA	NA	NA	NA	Member TPH	320 Park Avenue 12th Floor New York, NY 10022	212-209-9300	Agency
MKM Partners LLC	8/3/2009	NA	5/14/2010	5/14/2010	NA	NA	Member TPH	300 First Stamford Place 4th Floor East Wing Stamford, CT 06902	203-861-9060	Agency
MNR Executions, LLC	NA	NA	NA	NA	4/30/2008	NA	Member TPH	141 W Jackson Boulevard Suite 3900 Chicago, IL 60604	312-878-4704	Floor Broker, Transact Business with the Public
Monadnock Capital Management, LP	NA	NA	NA	NA	12/1/2014	NA	Member TPH	1845 Walnut Street Suite 940 Philadelphia, PA 19103	267-239-0367	Market Maker
Moors & Cabot, Inc.	NA	4/2/2012	NA	NA	NA	NA	Member TPH	111 Devonshire Street Boston, MA 02109	617-426-0500	Agency
Morgan Stanley & Co. International plc	NA	NA	NA	NA	4/12/2017	NA	Sponsored Participant	20 Bank Street Canary Wharf London, UK E14 4A	############	
Morgan Stanley & Co. LLC	10/23/2008	9/1/2010	5/14/2010	5/14/2010	8/20/1980	9/24/2010	Member TPH	1585 Broadway New York, NY 10036	212-761-4000	Clearing, Market Maker, Proprietary Trading, Transact Business with the Public, Brokerage
Nasdaq Execution Services, LLC	8/19/2008	9/1/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	One Liberty Plaza 165 Broadway New York, NY 10006	212-231-5100	Limited Routing Facility of Nasdaq affiliated Exchanges
National Financial Services LLC	10/23/2008	10/4/2010	5/26/2010	5/27/2010	10/8/1987	4/16/2012	Member TPH	200 Seaport Boulevard Boston, MA 02210	617-563-7000	Clearing, Floor Broker, Transact Business with the Public
National Securities Corporation	7/1/2009	NA	NA	NA	NA	NA	Member TPH	One Union Square 600 University Street, Suite 2900 Seattle, WA 98101	206-622-7200	Agency
Needham & Company, LLC	10/23/2008	10/1/2010	NA	NA	NA	NA	Member TPH	445 Park Avenue New York, NY 10022	212-371-8300	Market Maker
Nomura Securities International, Inc.	10/23/2008	10/1/2010	5/26/2010	5/27/2010	9/1/2009	11/16/2010	Member TPH	Worldwide Plaza 309 W 49th Street New York, NY 10019	212-667-9000	Clearing, Transact Business with the Public, Proprietary Trading
Northern Trust Securities, Inc.	8/18/2008	10/5/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	50 S LaSalle Street Chicago, IL 60603	312-557-2000	Market Maker
Northland Securities, Inc.	12/15/2010	12/15/2010	NA	NA	NA	NA	Member TPH	45 S 7th Street 20th Floor Minneapolis, MN 55402	612-851-5900	Market Maker, Proprietary Trading
Old Mission Capital, LLC	4/16/2012	4/16/2012	4/25/2012	4/25/2012	9/27/2017	NA	Member TPH	314 W Superior Suite 200 Chicago, IL 60654	312-260-3031	Market Maker
Olivetree Financial, LLC	NA	NA	9/1/2016	NA	NA	NA	Member TPH	420 Lexington Avenue Suite 800 New York, NY 10170	646-930-6600	Agency
Oppenheimer & Co. Inc.	NA	NA	NA	NA	5/17/1973	NA	Member TPH	85 Broad Street 22nd, 24th Floors New York, NY 10004	212-668-8000	Clearing, Transact Business with the Public
Optiver US, LLC	6/15/2009	NA	NA	5/30/2018	6/1/2005	9/24/2010	Member TPH	130 E Randolph Street 14th Floor Chicago, IL 60601	312-821-9500	Market Maker
Oscar Gruss & Son Incorporated	8/7/2017	NA	NA	NA	NA	NA	Member TPH	430 Park Avenue 6th Floor New York, NY 10022	212-419-4000	Agency
OTA LLC	8/18/2008	10/7/2010	NA	NA	NA	NA	Member TPH	One Manhattanville Road Purchase, NY 10577	914-694-5800	Institutional Trading
PEAK6 Capital Management LLC	8/1/2014	NA	NA	2/1/2016	12/2/1997	NA	Member TPH	141 W Jackson Boulevard Suite 500 Chicago, IL 60604	312-444-8000	Proprietary Trading
PEAK6 Capital Management, LLC	11/3/2008	7/15/2011	NA	NA	NA	NA	Sponsored Participant	141 W Jackson Boulevard Suite 500 Chicago, IL 60604	312-362-2401	Market Maker

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
Penserra Securities, LLC	8/18/2008	10/6/2010	NA	NA	NA	NA	Member TPH	4 Orinda Way Suite 100-A Orinda, CA 94563	212-607-3190	Agency
Pershing LLC	8/18/2008	9/15/2010	5/26/2010	5/27/2010	2/21/1973	9/28/2010	Member TPH	One Pershing Plaza Jersey City, NJ 07399	201-413-2000	Clearing, Transact Business with the Public
Phillip Capital Inc.	NA	NA	NA	11/27/2017	NA	NA	Member TPH	141 W Jackson Boulevard Suite 3050 Chicago, IL 60604	312-356-9001	Clearing Services
Pictet Overseas Inc.	6/1/2015	6/1/2015	5/26/2010	5/27/2010	NA	NA	Member TPH	1000 de la Gauchetiere West Suite 3100 Montreal, Quebec H3B 4W5	514-288-8161	Agency
Piper Jaffray & Co.	10/15/2008	11/15/2012	5/14/2010	5/14/2010	NA	NA	Member TPH	800 Nicollet Mall Minneapolis, MN 55402	612-303-6000	Market Maker
Potamus Trading, LLC	4/15/2013	4/15/2013	4/11/2013	4/11/2013	NA	NA	Member TPH	2 Seaport Lane 8th Floor Boston, MA 02210	617-855-8722	Market Maker, Proprietary Trading
Princeton Alpha Management, LP	12/1/2015	12/1/2015	12/1/2015	12/1/2015	NA	NA	Sponsored Participant	61 Princeton Hightstown Road West Windsor, NJ 08550	609-269-9212	Agency
PTR, Inc.	NA	NA	NA	NA	8/2/1995	NA	Member TPH	1800 JFK Boulevard Suite 401 Philadelphia, PA 19103	267-909-8368	Floor Broker, Transact Business with the Public
Puma Capital, LLC	NA	NA	6/15/2016	6/15/2016	NA	NA	Member TPH	287 Bowman Avenue 3rd Floor Purchase, NY 10577	212-269-4100	Market Maker, Proprietary Trading
Pundion LLC	2/27/2017	2/27/2017	2/27/2017	2/27/2017	NA	NA	Member TPH	230 Park Avenue 10th Floor New York, NY 10169	718-618-4929	Proprietary Trading
Quantbot Technologies LP	3/27/2018	3/27/2018	3/27/2018	3/27/2018	NA	NA	Sponsored Participant	369 Lexington Avenue New York, NY 10017	212-622-6510	Proprietary Trading
Quantex Clearing, LLC	10/3/2011	12/27/2011	5/17/2011	5/17/2011	NA	NA	Member TPH	70 Hudson Street Hoboken, NJ 07030	201-706-7157	Clearing Services
Quantlab Securities LP	8/18/2008	11/1/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	3 Greenway Plaza Suite 200 Houston, TX 77046	713-333-3700	Transact Business with the Public, Brokerage
Quiet Light Securities, LLC	NA	NA	NA	NA	5/1/2001	NA	Member TPH	141 W Jackson Boulevard Suite 2020A Chicago, IL 60604	312-431-0573	Market Maker, Proprietary Trading
R.W. Pressprich & Co.	2/17/2009	11/15/2010	6/2/2010	6/2/2010	NA	NA	Member TPH	452 5th Avenue New York, NY 10018	212-832-6200	Agency
Rackson Asset Management, LLC	10/1/2009	NA	NA	NA	NA	NA	Sponsored Participant	2000 Broadway Suite 22C New York, NY 10023	212-724-2567	Proprietary Trading
Rainier Investment Management, Inc.	1/4/2010	NA	NA	NA	NA	NA	Sponsored Participant	601 Union Street Suite 2801 Seattle, WA 98101	206-518-6658	Hedge Fund
RBC Capital Markets, LLC	9/18/2008	10/14/2010	5/14/2010	5/14/2010	11/24/1993	10/19/2010	Member TPH	3 World Financial Center 200 Vesey Street New York, NY 10281	212-858-7000	Clearing, Proprietary Trading, Transact Business with the Public
Robert W. Baird & Co. Incorporated	10/23/2008	1/3/2011	NA	NA	NA	NA	Member TPH	777 E Wisconsin Avenue Milwaukee, WI 53202	414-765-3500	Market Maker
Ronin Capital, LLC	NA	NA	NA	NA	12/17/2001	NA	Member TPH	350 N Orleans Street Suite 2N Chicago, IL 60654	312-244-5000	Market Maker
Ronin Professional, LLC	8/18/2008	10/1/2010	5/25/2010	5/27/2010	1/2/2008	10/20/2010	Member TPH	350 N Orleans Street Suite 2N Chicago, IL 60654	312-244-5400	Order Flow Provider, Transact Business with the Public, Brokerage
Rosenblatt Securities Inc.	8/18/2008	10/6/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	40 Wall Street 59th Floor New York, NY 10005	212-607-3100	Agency
Roth Capital Partners, LLC	8/18/2008	NA	NA	NA	NA	NA	Member TPH	888 San Clemente Suite 400 Newport Beach, CA 92660	949-720-5700	Market Maker
SAC Capital Advisors, LP	10/23/2008	NA	NA	NA	NA	NA	Sponsored Participant	72 Cummings Point Road Stamford, CT 06902	203-890-2275	Hedge Fund
Safra Securities LLC	NA	NA	5/26/2010	5/27/2010	NA	NA	Member TPH	546 5th Avenue New York, NY 10036	212-704-5500	Market Maker
SageTrader, LLC	3/1/2016	6/5/2017	6/5/2017	6/1/2016	NA	NA	Member TPH	340 Pine Street Suite 501 San Francisco, CA 94104	415-293-3894	Public Customer Business
SAL Equity Trading, GP	9/3/2008	10/5/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-3000	Agency, Institutional Trading
Sanford C. Bernstein & Co, LLC	9/10/2008	10/21/2010	5/26/2010	5/27/2010	8/13/2013	NA	Member TPH	1345 Avenue of the Americas New York, NY 10105	212-969-1000	Clearing, Proprietary Trading, Transact Business with the Public
Santander Investment Securities Inc.	4/15/2009	1/3/2011	NA	NA	NA	NA	Member TPH	45 E 53rd Street New York, NY 10022	212-350-3500	Institutional Trading
Scotia Capital (USA) Inc.	3/2/2009	9/15/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	250 Vesey Street New York, NY 10281	212-225-6500	Institutional Trading
Scottrade, Inc.	6/1/2010	11/15/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	700 Maryville Centre Drive St. Louis, MO 63141	314-965-1555	Public Customer Business
Seven Points Capital, LLC	NA	NA	5/14/2010	NA	NA	NA	Member TPH	805 3rd Avenue 15th Floor New York, NY 10022	212-760-0760	Agency
SG Americas Securities, LLC	9/17/2008	11/15/2011	5/14/2010	5/14/2010	4/23/2004	1/2/2015	Member TPH	245 Park Avenue New York, NY 10167	212-278-6000	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
Silver Fern Investments, LLC	8/20/2015	8/20/2015	8/20/2015	8/20/2015	NA	NA	Sponsored Participant	533 2nd Street Encinitas, CA 92024	858-947-8650	Proprietary Trading
Simplex Trading, LLC	3/16/2015	NA	NA	4/13/2017	8/12/2010	3/1/2017	Member TPH	230 S LaSalle Street Suite 4-100 Chicago, IL 60604	312-360-2440	Market Maker, Proprietary Trading
SMBC Nikko Securities America, Inc.	8/7/2017	8/7/2017	8/7/2017	8/7/2017	NA	NA	Member TPH	277 Park Avenue 5th Floor New York, NY 10172	212-224-5039	Institutional Trading
SogoTrade, Inc.	NA	NA	NA	6/19/2017	NA	NA	Member TPH	11 Broadway Suite 514 New York, NY 10004	646-885-6486	Public Customer Business
Stifel, Nicolaus & Company, Incorporated	8/18/2008	NA	6/2/2010	6/2/2010	NA	NA	Member TPH	501 N Broadway St. Louis, MO 63102	314-342-2000	Agency
Summit Securities Group, LLC	7/16/2012	7/16/2012	8/20/2012	8/20/2012	6/6/2012	NA	Member TPH	55 Broadway Suite 2102 New York, NY 10006	646-738-4066	Market Maker, Proprietary Trading
Sumo Captial, LLC	7/15/2013	NA	NA	10/15/2015	3/3/2008	NA	Member TPH	440 S LaSalle Street Suite 2101 Chicago, IL 60605	312-324-0326	Market Maker, Proprietary Trading

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
SumRidge Partners, LLC	NA	NA	NA	12/27/2017	NA	NA	Member TPH	111 Town Square Place Suite 320 Jersey City, NJ 07310	201-898-2520	Proprietary Trading
Sun Trading LLC	8/18/2008	10/1/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	100 S Wacker Drive Suite 300 Chicago, IL 60606	312-924-4777	Market Maker, Proprietary Trading
Susquehanna Financial Group, LLLP	9/3/2008	10/5/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	800-825-9550	Agency, Institutional Trading
Susquehanna Investment Group	NA	NA	NA	NA	5/1/1987	NA	Member TPH	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-2600	Market Maker
Susquehanna Securities	10/15/2014	10/15/2014	10/15/2014	10/15/2014	4/4/1994	9/24/2010	Member TPH	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-2600	Market Maker, Proprietary Trading
Synergy Capital Management, LLC	8/1/2016	NA	NA	NA	6/5/2007	NA	Member TPH	141 W Jackson Boulevard Suite 1530 Chicago, IL 60604	312-986-8869	Proprietary Trading
TD Ameritrade Clearing, Inc.	5/3/2011	5/3/2011	NA	5/27/2010	NA	NA	Member TPH	200 S 108th Avenue Omaha, NE 68154	800-669-3900	Public Customer Business, Clearing Services
Telsey Advisory Group, LLC	1/24/2011	8/15/2014	NA	NA	NA	NA	Member TPH	555 5th Avenue 7th Floor New York, NY 10017	212-973-9700	Public Customer Business
Tewksbury Investment Fund, Ltd.	7/1/2011	7/1/2011	1/6/2015	1/6/2015	NA	NA	Sponsored Participant	Washington Mall I 20th Church Street, 4th Floor Hamilton, HM 11 Bermuda	610-971-5000	Proprietary Trading
Tewksbury Investment Fund, Ltd.	10/23/2008	11/15/2010	NA	NA	NA	NA	Sponsored Participant	Washington Mall I 20th Church Street, 4th Floor Hamilton, HM 11 Bermuda	212-310-7076	Proprietary Trading
Themis Trading LLC	8/18/2008	10/1/2010	NA	NA	NA	NA	Member TPH	10 Town Square Suite 100 Chatham, NJ 07928	973-665-9600	Agency
ThinkTrade, LLC	2/1/2010	10/20/2010	1/9/2015	1/9/2015	NA	NA	Sponsored Participant	2210 Encintas Boulevard Suite I Encintas, CA 92024	760-452-2451	Proprietary Trading
Timber Hill LLC	NA	NA	NA	NA	12/27/1996	12/15/2010	Member TPH	One Pickwick Plaza Suite 200 Greenwich, CT 06830	203-618-5800	Clearing, Market Maker
TJM Investments, LLC	NA	NA	NA	NA	3/11/2013	NA	Member TPH	318 W Adams Street 9th Floor Chicago, IL 60606	312-432-5100	Floor Broker, Transact Business with the Public
TMT Investments, LLC	NA	NA	NA	NA	4/2/2008	NA	Member TPH	440 S LaSalle Street Suite 1729 Chicago, IL 60605	312-362-3024	Market Maker
Tradebot Systems, Inc.	8/18/2008	9/1/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	1251 NW Briarcliff Parkway Suite 700 Kansas City, MO 64116	816-285-6400	Proprietary Trading
TradeKing	10/15/2009	11/15/2010	NA	NA	NA	NA	Member TPH	888 E Las Olas Boulevard Suite 300 Fort Lauderdale, FL 33301	877-495-5464	Agency
TradeStation Securities, Inc.	8/18/2008	9/1/2010	5/25/2010	5/25/2010	NA	NA	Member TPH	8050 SW 10th Street Suite 2000 Plantation, FL 33324	954-652-7900	Market Maker
TRC Helepolis, Ltd.	12/11/2009	NA	NA	NA	NA	NA	Sponsored Participant	377 Broadway 11th Floor New York, NY 10013	646-472-1792	Proprietary Trading
TRC Markets LLC	4/13/2017	4/13/2017	4/13/2017	4/13/2017	NA	NA	Member TPH	710 Johnnie Dodds Boulevard Suite 300 Mt. Pleasant, SC 29464	917-388-8644	Agency
Trinity Executions, LLC	NA	NA	NA	NA	11/1/2011	NA	Member TPH	141 W Jackson Boulevard Suite 3900 Chicago, IL 60604	312-878-4704	Floor Broker, Transact Business with the Public
Tudor, Pickering, Holt & Co. Securities, Inc.	8/18/2008	10/17/2011	NA	NA	NA	NA	Member TPH	1111 Bagby Suite 4900 Houston, TX 77002	713-333-7100	Agency
Two Sigma Investments, LLC	9/1/2009	NA	NA	NA	NA	NA	Sponsored Participant	100 Avenue of the Americas 4th Floor New York, NY 10013	212-775-6678	Proprietary Trading
Two Sigma Partners Master Fund, Ltd.	3/2/2009	NA	NA	NA	NA	NA	Sponsored Participant	100 Avenue of the Americas 4th Floor New York, NY 10013	212-775-6678	Proprietary Trading
Two Sigma Securities, LLC	7/1/2009	NA	NA	NA	NA	NA	Sponsored Participant	100 Avenue of the Americas 4th Floor New York, NY 10013	646-292-6643	Proprietary Trading
Two Sigma Securities, LLC	10/1/2009	10/5/2010	5/27/2010	5/27/2010	9/15/2017	NA	Member TPH	100 Avenue of the Americas 19th Floor New York, NY 10013	212-625-5700	Market Maker
U.S. Securities, Intl. Corp.	NA	NA	NA	NA	7/3/1973	NA	Member TPH	120 Broadway Suite 1017 New York, NY 10271	212-227-0800	Transact Business with the Public
UBS Financial Services Inc.	NA	NA	NA	NA	12/11/1972	NA	Member TPH	1200 Harbor Boulevard Weehawken, NJ 07086	201-352-3000	Clearing, Transact Business with the Public
UBS Securities LLC	10/15/2008	10/1/2010	4/12/2010	4/12/2010	10/1/1998	10/8/2010	Member TPH	1285 Avenue of the Americas New York, NY 10019	203-719-3000	Clearing, Proprietary Trading, Transact Business with the Public
Ustocktrade Securities, Inc.	4/17/2015	NA	NA	NA	NA	NA	Member TPH	275 Grove Street Suite 2-400 Newton, MA 02466	617-340-3041	Public Customer Business, Proprietary Trading
ViewTrade Securities, Inc.	8/18/2008	11/15/2010	6/10/2010	6/10/2010	NA	NA	Member TPH	7280 W Palmetto Park Road Suite 310 Boca Raton, FL 33433	561-620-0306	Agency
Virtu Americas LLC	9/15/2009	10/14/2010	1/3/2011	1/3/2011	9/18/2009	3/17/2011	Member TPH	300 Vesey Street New York, NY 10282	646-682--6000	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
Virtu Financial BD LLC	11/17/2008	10/7/2010	5/27/2010	5/27/2010	3/1/2010	6/12/2012	Member TPH	307 Camp Craft Road Austin, TX 78743	800-544-7508	Proprietary Trading
Virtu Financial Capital Markets LLC	8/18/2008	9/1/2010	5/25/2010	5/27/2010	NA	NA	Member TPH	300 Vesey Street New York, NY 10282	212-418-0100	Proprietary Trading
Vision Financial Markets LLC	4/1/2009	11/15/2010	7/13/2012	7/13/2012	12/11/2006	NA	Member TPH	120 Long Ridge Road 3 North Stamford, CT 06902	203-388-2700	Clearing, Transact Business with the Public
Volant Execution, LLC	6/15/2011	NA	NA	10/1/2015	4/12/2005	9/24/2010	Member TPH	111 W Jackson Boulevard 20th Floor Chicago, IL 60604	312-692-5000	Clearing, Brokerage
Volant Liquidity, LLC	4/15/2011	NA	5/27/2010	5/27/2010	2/1/2010	3/23/2011	Member TPH	250 Vesey Street Suite 2601 New York, NY 10281	646-804-7900	Market Maker, Order Flow Provider, Brokerage
Wall Street Access	11/3/2008	10/17/2011	5/27/2010	5/27/2010	NA	NA	Member TPH	17 Battery Place 11th Floor New York, NY 10004	212-709-9400	Agency
Walleye Trading LLC	12/1/2008	11/12/2010	NA	4/17/2018	6/1/2006	NA	Member TPH	2800 Niagara Lane North Plymouth, MN 55447	952-345-6611	Market Maker
Wedbush Securities Inc.	8/18/2008	9/1/2010	5/27/2010	5/27/2010	2/23/2012	3/8/2012	Member TPH	1000 Wilshire Boulevard Suite 900 Los Angeles, CA 90017	213-688-8090	Clearing

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
Wells Fargo Clearing Services, LLC	7/1/2016	NA	NA	NA	11/14/2016	NA	Member TPH	One N Jefferson Avenue Mail Code: H0004-050 St. Louis, MO 63103	314-875-3000	Clearing, Transact Business with the Public
Wells Fargo Securities, LLC	8/18/2008	10/11/2010	6/9/2010	6/9/2010	4/1/2014	4/1/2014	Member TPH	550 S Tryon Street, 6th Floor D1086-060 Charlotte, NC 28202	704-410-1913	Clearing, Proprietary Trading
Western International Securities, Inc.	8/18/2008	11/15/2010	NA	NA	NA	NA	Member TPH	70 S Lake Avenue Suite 700 Pasadena, CA 91101	626-793-7717	Market Maker
Wolverine Execution Services, LLC	8/18/2008	10/19/2010	5/14/2010	5/14/2010	3/1/2006	9/24/2010	Member TPH	175 W Jackson Boulevard Suite 200 Chicago, IL 60604	312-884-4000	Clearing, Floor Broker, Transact Business with the Public, Brokerage
Wolverine Securities, LLC	NA	NA	NA	5/31/2017	NA	NA	Member TPH	175 W Jackson Boulevard Suite 200 Chicago, IL 60604	312-884-4000	Market Maker
Wolverine Trading, LLC	10/3/2011	NA	NA	10/1/2015	7/12/1994	9/24/2010	Member TPH	175 W Jackson Boulevard Suite 200 Chicago, IL 60604	312-884-4000	Market Maker, Proprietary Trading
X-Change Financial Access, LLC	NA	NA	NA	NA	5/1/2003	NA	Member TPH	440 S LaSalle Street Suite 2900 Chicago, IL 60605	312-235-0320	Clearing, Floor Broker, Transact Business with the Public
XR Securities LLC	1/15/2009	11/15/2010	5/10/2012	5/10/2012	11/30/2007	NA	Member TPH	550 W Jackson Boulevard Suite 1000 Chicago, IL 60661	312-244-4500	Market Maker, Proprietary Trading

Exhibit N

Exhibit Request: Provide a schedule for each of the following:

1. **The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;**
2. **The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;**
3. **The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g., Rule 12a-6); and**
4. **Other securities traded on the exchange, including for each the name of the issuer and a description of the security.**

Cboe Exchange, Inc. does not list or trade any "listed equity securities," as such term is defined in Rule 600(b)(34) of Regulation NMS. The only securities listed and traded on Chicago Board Options Exchange, Inc. are "listed options" as such term is defined in Rule 600(b)(35) of Regulation NMS.